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03029237

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Steel Corp.

*CURRENT ADDRESS

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5775 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 8/13/03

NIPPON STEEL CORPORATION
General Administration Division
6-3, Otemachi 2-chome,
Chiyoda-ku, Tokyo 100-71, Japan

03 JUL 2' 7:21

July 18, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

AR/S
3-31-03

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b). Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Michael M. Maney, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

TOKYO:22243.2

(Enclosures)

cc: Michael M. Maney, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex A

Tab A: Documents Sent to Shareholders of the Company

1	Notice of the 79th Annual Meeting of Shareholders	June 4, 2003
2	78th Term Business Report (from April 1, 2002 to March 31, 2003)	June 4, 2003

Tab B: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Brief Statement of the Consolidated Closing of Accounts for the March 2003 Term	May 9, 2003
2	Overview of the Nonconsolidated Financial Statements for the March 2003 Term	May 9, 2003

Tab C: News Releases Released on the Company's Homepage (November 21, 2003 to present)

Annex B

Documents Filed in Japanese with Japanese Authorities

Title	Filing Date	Notes
Annual Securities Report	June 26, 2003	-
Extraordinary Report	October 11, 2002	The Company reported on the effect on the financial position and business results of the Company and Nippon Steel Group due to sale of shares of NS Solutions Corporation, a consolidated subsidiary of the Company, held by the Company and the issuance of new shares by NS Solutions.
Extraordinary Report	January 30, 2003	The Company reported that its Board approved the change of its representative directors as of April 1, 2003.
Extraordinary Report	March 6, 2003	The Company reported that a share for share exchange is to be expected between the Company and Nippon Steel Chemical Co., Ltd., its consolidated subsidiary
Extraordinary Report	March 6, 2003	The Company reported on the effect on the financial position and business results of the Nippon Steel Group due to the resolution by Nippon Steel Chemical Co., Ltd, a consolidated subsidiary of the Company, on its business plan to transfer a part of its operations and sell or scrap part of its assets.
Extraordinary Report	March 6, 2003	The Company reported that its Board approved the change of its representative directors as of April 1, 2003.
Extraordinary Report	April 25, 2003	The Company reported that a formal contract was concluded between the Company and Nippon Steel Chemical regarding the share for share exchange to be made between the two parties.

Note: All of the documents in Annex B above were filed with the Kanto Zaimukyoku, the local authority under the Ministry of Finance.

(English Translation of Notice of the 79th Annual Meeting of Shareholders) 03 JUL 21 7:21
June 4, 2003

Dear Shareholder:

Akira Chihaya
Representative Director and Chairman of the Board of Directors
Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Notice of the 79th Annual Meeting of Shareholders

We are pleased to invite you to attend the 79th Annual Meeting of Shareholders which will be held at **10 a.m., Thursday, June 26, 2003**, at the **Main Hall, 2nd floor, Nippon Steel Building, 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo, 100-8071, Japan**, the agenda of which is set forth below.

If you are unable to attend, you can exercise your voting rights by paper ballot or via the Internet. Please read through the attached documents, and either return the Voting Rights Exercise Form with your selections and seal or vote via the website designated by the Company (http://www.web54.net). For details on exercising voting rights via the Internet, please read the attached "Exercise of Voting Rights Via the Internet" on page 19.

Attendees are requested to submit the enclosed Voting Rights Exercise Form at the reception desk upon arrival at the meeting. Doors will open at 9:00 a.m.

Agenda

Matters to be reported to the shareholders:
Balance sheet as of March 31, 2003, and statement of income and report on operations for the 78th term (from April 1, 2002 to March 31, 2003)

Matters for approval by the shareholders:
Item 1: Appropriation of profit for the 78th term (from April 1, 2002 to March 31, 2003)
Item 2: Purchase of own shares
Item 3: Partial amendment to the Articles of Incorporation
Item 4: Election of thirty-six (36) directors
Item 5: Election of two (2) corporate auditors
Item 6: Retirement bonuses to retiring directors

The balance sheet, the statement of income, the report on operations, the proposed appropriation of profit and a copy of the auditors report are in the attached "The 78th Term Business Report".

Reference Documents for Exercising Voting Rights

1. Total number of votes held by shareholders with voting rights: 6,599,069 votes

2. Matters for approval by shareholders and relevant information

Item 1: Appropriation of profit for the 78th term (from April 1, 2002 to March 31, 2003)

The proposed appropriation is stated in the attached "The 78th Term Business Report" (page 13). The interim dividend was shelved for the first half of the 78th term as a result of the harsh business environment. However, the Board of Directors proposes an annual dividend of ¥1.50 per share, the same as that for the previous fiscal year, based on the Company's policy of consistently rewarding its shareholders with stable dividends. Reserves will be set aside pursuant to the provisions of the Special Taxation Measures Law.

Item 2: Purchase of own shares

In conformance with the provision of Article 210 of the Commercial Code, the Board of Directors proposes that the Company be authorized to purchase its own shares up to 500 million shares with a limit of total acquisition price of ¥60 billion during the period from the closing of the 79th Annual Meeting of Shareholders until the closing of the next Annual Meeting of Shareholders for the purpose of securing higher flexibility in its capital procurement policy.

Item 3: Partial amendment to the Articles of Incorporation

The Board of Directors proposes to partially amend the existing Articles of Incorporation.

1. Reasons for the amendment

1) With a view to future business expansion in the field of electronic components to be undertaken mainly by Nippon Steel Chemical Co., Ltd., which is slated to become a wholly-owned subsidiary of the Company in July 2003, we propose to add manufacture and sale of electronic components to the business objectives of the Company (changes to Article 2).

2) "Law Concerning Partial Amendments to the Commercial Code, etc." (Law No. 44, 2002) (hereinafter "Amended Commercial Code") allows a company to incorporate in its articles of incorporation a provision that shareholders with less than one (1) lot of shares (*tangenkabu*) (hereinafter "Less Than One Lot Shares") of that company may require that Company to sell such number of shares that, combined with such Less Than One Lot Shares, constitute one (1) lot of shares of that company. With a view to improving the Company's services to its shareholders, we propose amendments to the Articles of Incorporation that would allow the Company to respond to the requirement of its shareholders to purchase Less Than One Lot Shares (addition of the third paragraph of Article 6 and changes to Article 8).

3) Since the Company's transfer agent will handle matters relating to keeping of the Register of Lost Share Certificates and invalidation of lost shares which a company is to undertake in conformance with the Amended Commercial Code, as well as matters relating to the purchase of Less Than One Lot of Shares by shareholders, we propose to make appropriate changes to the Articles of Incorporation (changes to the third paragraph of Article 7).

Further, we propose to make appropriate changes to the Articles of Incorporation (changes to Article 9) which will allow the Company to provide details concerning the operation of the invalidation system of lost shares and system for the purchase of Less Than One Lot Shares by shareholders in the Rules Relating to Shares.

4) The Amended Commercial Code allows a company to set forth in the Articles of Incorporation a number that would constitute a quorum for resolutions at the shareholders' meeting under Article 343 of the Commercial Code (the so-called special resolutions), provided that the number is not less than one-third of the votes of all shareholders. We propose to amend the Articles of Incorporation to lower the quorum requirement for special resolutions to one-third of the votes of all shareholders to facilitate the fulfillment of the quorum requirement (addition of the second paragraph to Article 13).

2. Summary draft of the proposal

The following table compares the existing Articles with the proposed amendments. Those amendments are indicated by underlines.

Before Amendment	After Amendment
Article 2. The objects of the Company shall be to carry on the following businesses:	**Article 2.** The objects of the Company shall be to carry on the following businesses:
(1) manufacture and sale of iron and steel;	(1) manufacture and sale of iron and steel;
(2) manufacture and sale of nonferrous metal, ceramics and chemical products;	(2) manufacture and sale of nonferrous metal, ceramics, chemical products, and electronic components;
(3) manufacture and sale of industrial machinery and facilities such as steel making plants and chemical plants, and steel structures;	(3) manufacture and sale of industrial machinery and facilities such as steel making plants and chemical plants, and steel structures;
(4) manufacture and sale of machinery and equipment, such as environmental plants, and water supply and sewage related facilities, and waste treatment and recycling businesses;	(4) manufacture and sale of machinery and equipment, such as environmental plants, and water supply and sewage related facilities, and waste treatment and recycling businesses;
(5) contract work on civil engineering and construction, design and supervision of construction of buildings, business related to urban development, and transaction and leasing of residential land and buildings;	(5) contract work on civil engineering and construction, design and supervision of construction of buildings, business related to urban development, and transaction and leasing of residential land and buildings;
(6) engineering and consultation related to the use and development of computer systems;	(6) engineering and consultation related to the use and development of computer systems;
(7) manufacture and sale of agricultural products, marine products and so forth created by biotechnology;	(7) manufacture and sale of agricultural products, marine products and so forth created by biotechnology;
(8) operation of facilities related to education, medical care, sports and so forth;	(8) operation of facilities related to education,

(9) supply of electric power, gas, heat and other energy; (10) sale of technology related to the foregoing subparagraphs; and (11) any and all other businesses incidental to the foregoing subparagraphs.	medical care, sports and so forth; (9) supply of electric power, gas, heat and other energy; (10) sale of technology related to the foregoing subparagraphs; and (11) any and all other businesses incidental to the foregoing subparagraphs.
<u>Article 6.</u> (First and second paragraph omitted.)	**<u>Article 6.</u>** (Third paragraph added.) <u>A shareholder (including the Beneficial Shareholders (defined in Law Concerning Central Depository and Book-Entry Delivery for Share Certificates and Other Securities); hereinafter the same) who has Less Than One Lot Shares may require the Company to sell such number of shares that, combined with such Less Than One Lot Shares, constitute one lot of shares of the Company.</u>
<u>Article 7.</u> (First and second paragraph omitted.) The Register of Shareholders (including the Register of Beneficial Shareholders (defined in Law Concerning Central Depository and Book-Entry Delivery for Share Certificates and Other Securities); hereinafter the same) of the Company shall be kept at the place of business of the transfer agent. The registration of changes of shareholders, the electronically recorded entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the delivery of share certificates, the receiving of notices, the purchase by the Company of Less Than One Lot Shares and any other matters relating to shares shall be handled solely by the transfer agent.	**<u>Article 7.</u>** (First and second paragraph omitted.) The Register of Shareholders (including the Register of Beneficial Shareholders (defined in Law Concerning Central Depository and Book-Entry Delivery for Share Certificates and Other Securities); hereinafter the same) <u>and the Register of Lost Share Certificates</u> of the Company shall be kept at the place of business of the transfer agent. The registration of changes of shareholders, the electronically recorded entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the delivery of share certificates, the receiving of notices, <u>the registration in the Register of Lost Share Certificates,</u> the purchase <u>or sale</u> by the Company of Less Than One Lot Shares and any other matters relating to shares shall be handled solely by the transfer agent.
<u>Article 8.</u> Shareholders <u>(including the Beneficial Shareholders (defined in Law Concerning Central</u>	**<u>Article 8.</u>** Shareholders and registered pledgees or their legal representatives shall be required to notify the

Depository and Book-Entry Delivery for Share Certificates and Other Securities); hereinafter the same) and registered pledgees or their legal representatives shall be required to notify the Company of their names and permanent residences and submit their seal-impressions; provided, however, that a foreigner accustomed to use signature may file his signature instead of seal-impression.	Company of their names and permanent residences and submit their seal-impressions; provided, however, that a foreigner accustomed to use signature may file his signature instead of seal-impression.
Article 9. The denomination of share certificates, the registration of changes of shareholders, the electronically recorded entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the reissue of share certificates, the purchase by the Company of Less Than One Lot Shares, the charges and any other matters relating to shares shall be governed by the Rules Relating to Shares prescribed by the Board of Directors, in addition to the Articles of Incorporation.	**Article 9.** The denomination of share certificates, the registration of changes of shareholders, the electronically recorded entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the reissue of share certificates, the registration in the Register of Lost Share Certificates, the purchase or sale by the Company of Less Than One Lot Shares, the charges and any other matters relating to shares shall be governed by the Rules Relating to Shares prescribed by the Board of Directors, in addition to the Articles of Incorporation.
Article 13. (First paragraph omitted.)	**Article 13.** (Second paragraph added.) The resolution provided for in Article 343 of the Commercial Code shall require the presence of the shareholders holding in the aggregate one-third or more of the votes of all of the shareholders and the affirmative vote of two-thirds or more of the votes of the shareholders present.

Item 4: Election of thirty-six (36) directors

The term of office of all the current directors ends at the conclusion of the 79th Annual Meeting of Shareholders. The Board of Directors proposes that thirty-six (36) directors be elected.

The candidates for directors are as follows:

Candidates for Directors

	Name (date of birth)	Brief personal history (with positions in other companies as representatives)	Number of shares of the Company owned
1	Akira Chihaya (March 6, 1935)	April 1957: Joined Yawata Iron & Steel Co., Ltd. June 1987: Director and General Manager, Corporate Planning Division June 1991: Managing Director June 1995: Representative Director and Executive Vice President April 1998: Representative Director and President Assumed current position as Representative Director and Chairman of the Board of Directors in April 2003 (Representative Director and President, Tekko Kaikan Co., Ltd.)	148,000
2	Akio Mimura (November 2, 1940)	April 1963: Joined Fuji Iron & Steel Co., Ltd. June 1993: Director and General Manager, Sales Administration Division June 1994: Director and General Manager, Sales Administration & Planning Division June 1995: Director and Director, Structurals Group April 1997: Managing Director and Director, Structurals Group April 1998: Managing Director and Director, Flat Products Group April 2000: Representative Director and Executive Vice President Assumed current position as Representative Director and President in April 2003	99,000
3	Jyujiro Yagi (July 12, 1942)	April 1965: Joined Yawata Iron & Steel Co., Ltd. June 1995: Director and General Manager, General Administration Division April 1999: Managing Director and General Manager, Affiliated Companies Administration Division April 2001: Managing Director and Deputy Director, Engineering Divisions Group Assumed current position as Representative Director and Executive Vice President and Director, Engineering Divisions Group in April 2003	85,000

4	Toshio Yonezawa (August 4, 1942)	April 1965: Joined Fuji Iron & Steel Co., Ltd. June 1995: Director and General Manager, Corporate Secretariat Division April 1999: Managing Director April 2001: Managing Director and General Manager, Brazil CGL Project Group Assumed current position as Representative Director and Executive Vice President in April 2003 (Representative Director and President, Chang Fu Gong Centre Investment Corporation)	91,000
5	Seiki Miyamoto (January 11, 1944)	April 1966: Joined Fuji Iron & Steel Co., Ltd. June 1997: Director and General Manager, Corporate Planning Division Jan. 1998: Director, General Manager, Corporate Planning Division and General Manager, Brazil CGL Project Group April 2000: Managing Director, General Manager, Corporate Planning Division and General Manager, Brazil CGL Project Group April 2001: Managing Director and Director, Flat Products Division Assumed current position as Representative Director and Executive Vice President in April 2003	69,000
6	Yasushi Sawada (March 9, 1943)	April 1967: Joined Fuji Iron & Steel Co., Ltd. June 1997: Director and Deputy General Manager, Thai Cold Rolling Mill Project Group April 2000: Director April 2001: Managing Director Assumed current position as Representative Director and Executive Vice President and Director, Technical Development Bureau in April 2003	49,000
7	Takashi Hirao (January 20, 1945)	April 1969: Joined Yawata Iron & Steel Co., Ltd. June 1997: Director and General Manager, Technical Administration & Planning Division April 2001: Managing Director Assumed current position as Representative Director and Executive Vice President in April 2003	69,000

8	Nobuyoshi Fujiwara (January 22, 1945)	April 1968: Joined Fuji Iron & Steel Co., Ltd. June 1997: Director and General Manager, Accounting & Finance Division April 2000: Director and Director, Structurals Division April 2001: Managing Director, Director, Bar & Wire Rod Division and Director, Structurals Division April 2002: Managing Director, Director, Plate Division and Director, Bar & Wire Rod Division Assumed current position as Managing Director in April 2003	50,000
9	Makoto Haya (October 13, 1945)	April 1968: Joined Fuji Iron & Steel Co., Ltd. June 1997: Director and General Manager, Personnel & Labor Relations Division April 2001: Managing Director Assumed current position as Managing Director and Deputy Director, Engineering Divisions Group in April 2003	40,000
10	Toshio Ochiai (September 28, 1943)	April 1967: Joined Ministry of International Trade and Industry July 1997: Joined the Shoko Chukin Bank as Director July 1999: Executive Counsellor of the Company April 2000: Executive Counsellor and Deputy Director, Engineering Divisions Group June 2000: Director and Deputy Director, Engineering Divisions Group Assumed current position as Managing Director and Deputy Director, Engineering Divisions Group in April 2002	52,000
11	Hideki Furuno (October 16, 1944)	April 1970: Joined the Company April 1997: Deputy General Superintendent, Yawata Works April 1999: Executive Counsellor and General Superintendent, Hikari Works, Stainless Steel Division June 1999: Director and General Superintendent, Hikari Works, Stainless Steel Division April 2001: Director and General Superintendent, Yawata Works Assumed current position as Managing Director and General Superintendent, Yawata Works in April 2003	24,000

12	Naoki Okumura (June 29, 1945)	April 1973: Joined the Company June 1995: Director, Advanced Technology Research Laboratories, Technical Development Bureau April 1999: Executive Counsellor and Director, Steel Research Laboratories, Technical Development Bureau June 1999: Director and Director, Steel Research Laboratories, Technical Development Bureau Assumed current position as Managing Director and Director, Steel Research Laboratories, Technical Development Bureau in April 2003	31,000
13	Kazuo Nagahiro (October 9, 1945)	April 1968: Joined Fuji Iron & Steel Co., Ltd. April 1997: General Manager, Intellectual Property Division April 1999: Executive Counsellor and General Superintendent, Hirohata Works June 1999: Director and General Superintendent, Hirohata Works April 2001: Director and General Superintendent, Nagoya Works Assumed current position as Managing Director in April 2003	49,000
14	Hideaki Sekizawa (September 21, 1945)	April 1969: Joined Yawata Iron & Steel Co., Ltd. June 1995: General Manager, Public Relations Center, Corporate Secretariat Division April 1999: Executive Counsellor and General Manager, General Administration Division June 1999: Director and General Manager, General Administration Division Assumed current position as Managing Director in April 2003	36,000
15	Hiroshi Shima (February 28, 1947)	April 1971: Joined the Company July 1996: General Manager, Steelmaking Plant, Nagoya Works April 1999: Executive Counsellor and General Superintendent, Oita Works June 1999: Director and General Superintendent, Oita Works April 2002: Director and General Superintendent, Muroran Works, Bar & Wire Rod Division Assumed current position as Managing Director and General Superintendent, Muroran Works, Bar & Wire Rod Division in April 2003	30,000

16	Shoji Muneoka (May 3, 1946)	April 1970: Joined the Company April 1998: General Manager, Corporate Secretariat Division April 1999: Executive Counsellor and General Manager, Corporate Secretariat Division June 1999: Director and General Manager, Corporate Secretariat Division Assumed current position as Managing Director and Director, Flat Products Division in April 2003	28,000
17	Mitsuo Kitagawa (September 18, 1946)	April 1969: Joined Fuji Iron & Steel Co., Ltd. April 1997: General Manager, Raw Materials Division-II April 2000: Executive Counsellor and General Manager, Raw Materials Division-II June 2000: Director and General Manager, Raw Materials Division-II Assumed current position as Managing Director in April 2003	39,000
18	Koichi Nakamura (January 30, 1946)	April 1971: Joined the Company June 1997: General Manager, Production & Technical Control Division, Kimitsu Works April 1999: Deputy General Superintendent, Kimitsu Works April 2001: Executive Counsellor and General Superintendent, Sakai Works, Structurals Division June 2001: Director and General Superintendent, Sakai Works, Structurals Division Assumed current position as Director and General Superintendent, Kimitsu Works in April 2003	19,000
19	Tetsuo Imakubo (December 4, 1946)	April 1970: Joined the Company June 1997: General Manager, Export Division April 1999: General Manager, Pipe & Tube Sales Division April 2000: General Manager, Pipe & Tube Sales Division, Pipe & Tube Division April 2001: Executive Counsellor and General Manager, Export Division June 2001: Director and General Manager, Export Division Assumed current position as Director and Director, Pipe & Tube Division in April 2003	17,000

20	Bunyu Futamura (January 9, 1947)	April 1972: Joined the Company July 1996: General Manager, Production & Technical Control Division, Nagoya Works April 1999: Deputy General Superintendent, Nagoya Works April 2001: Executive Counsellor and General Manager, Technical Administration & Planning Division June 2001: Director and General Manager, Technical Administration & Planning Division Assumed current position as Director and General Superintendent, Nagoya Works in April 2003	19,000
21	Kiichiro Masuda (December 7, 1947)	April 1970: Joined the Company June 1997: General Manager, Corporate Planning Division April 2001: Executive Counsellor and General Manager, Sales Administration & Planning Division June 2001: Director and General Manager, Sales Administration & Planning Division Assumed current position as Director, General Manager, Sales Administration & Planning Division and Director, Bar & Wire Rod Division in April 2003	59,000
22	Hidemi Ota (December 19, 1947)	April 1970: Joined the Company April 1997: Deputy Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group April 1999: Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group April 2001: Executive Counsellor and Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group Assumed current position as Director and Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group in April 2001	57,000

23	Katsutoshi Kurikawa (September 13, 1947)	July 1971: Joined the Company April 1998: General Manager, Flat Products Sales Division, Flat Products Group April 2000: General Manager, Structurals Sales Division, Structurals Division April 2001: Executive Counsellor and General Manager, Structurals Sales Division, Structurals Division June 2001: Director and General Manager, Structurals Sales Division, Structurals Division April 2002: Director and Director, Structurals Division Assumed current position as Director, Director, Plate Division and Director, Structurals Division in April 2003	19,000
24	Junji Ota (February 21, 1948)	April 1971: Joined the Company June 1997: General Manager, Corporate Planning Division April 2000: General Manager, Stainless Steel Division April 2001: Executive Counsellor and General Manager, Affiliated Companies Administration Division June 2001: Director and General Manager, Affiliated Companies Administration Division Assumed current position as Director, General Manager, Corporate Planning Division, General Manager, Affiliated Companies Administration Division, and Director, Silicon Wafer Division in April 2003 (Representative Director and Executive Vice President, NS Stainless Planning Co., Ltd.)	24,000
25	Atsushi Takeda (February 27, 1947)	May 1970: Joined the Company June 1995: General Manager, Structurals Sales Division, Structurals Group April 2000: General Manager, Flat Products Sales Division, Flat Products Division April 2001: Executive Counsellor and General Manager, Osaka Sales Office Assumed current position as Director and General Manager, Osaka Sales Office in June 2002	20,000

26	Yuki Iriyama (November 19, 1947)	May 1970: Joined the Company May 1998: Deputy Director, Semiconductor Division April 1999: General Manager, Overseas Business Development Division April 2001: Executive Counsellor and General Manager, Overseas Business Development Division June 2002: Director and General Manager, Overseas Business Development Division Assumed current position as Director, General Manager, Overseas Business Development Division and General Manager, Brazil CGL Project Group in April 2003	29,088
27	Itsuo Takahashi (February 3, 1948)	April 1973: Joined the Company June 1997: General Manager, Production Scheduling & Technical Control Division, Oita Works April 1999: Deputy General Superintendent, Oita Works April 2002: Executive Counsellor and General Superintendent, Oita Works Assumed current position as Director and General Superintendent, Oita Works in June 2002 (Representative Director and Executive Vice President, Oita Co-Operative Thermal Power Company, Inc.)	25,000
28	Keisuke Kuroki (February 26, 1949)	April 1974: Joined the Company Feb. 1997: General Manager, Equipment Division, Yawata Works April 1999: General Manager, Production & Technical Control Division, Yawata Works Nov. 2000: Deputy General Superintendent, Yawata Works April 2001: General Manager, Business Process Innovation Division April 2002: Executive Counsellor and General Manager, Business Process Innovation Division Assumed current position as Director and General Manager, Business Process Innovation Division in June 2002	13,000
29	Tadashi Higashi (May 6, 1948)	April 1973: Joined the Company June 1997: General Manager, Energy Facilities Engineering Division, Engineering Divisions Group April 2000: Deputy Director, Energy Facilities Engineering Division, Engineering Divisions Group Assumed current position as Executive Counsellor and Director, Energy Facilities Engineering Division, Engineering Divisions Group in April 2002 (Representative Director and President, Nippon Steel Civil Construction Co., Ltd.)	14,000

30	Yasuo Takeda (February 3, 1949)	July 1971: Joint the Company April 1997: Superintendent, Steelmaking Plant, Hirohata Works April 2000: General Manager, Production & Technical Control Division, Hirohata Works April 2001: Deputy General Superintendent, Nagoya Works Assumed current position as Executive Counsellor and General Superintendent, Hirohata Works in April 2003	10,000
31	Kizoh Hirayama (September 10, 1948)	May 1972: Joined the Company April 1997: General Manager, General Administration Division, Yawata Works April 1999: Deputy General Superintendent, Yawata Works Nov. 2000: General Manager, Personnel & Labor Relations Division April 2001: General Manager, Personnel & Labor Relations Division Assumed current position as Executive Counsellor and General Manager, Personnel & Labor Relations Division in April 2003	16,000
32	Kohzoh Uchida (December 4, 1948)	April 1972: Joined the Company June 1997: General Manager, Bar & Wire Rod Sales Division April 2000: General Manager, Bar & Wire Rod Sales Division, Bar & Wire Rod Division April 2001: General Manager, Flat Products Sales Division, Flat Products Division Assumed current position as Executive Counsellor and General Manager, General Administration Division in April 2003	13,000
33	Shinichi Taniguchi (March 16, 1949)	April 1972: Joined the Company June 1997: General Manager, General Administration Division, Nagoya Works April 2000: General Manager, Accounting & Finance Division Assumed current position as Executive Counsellor and General Manager, Accounting & Finance Division in April 2003	13,067
34	Masakazu Iwaki (March 20, 1949)	May 1972: Joined the Company June 1997: Superintendent, Sheet & Coil Plant, Nagoya Works April 1999: General Manager, Production & Technical Control Division, Nagoya Works April 2001: Deputy General Superintendent, Hirohata Works Assumed current position as Executive Counsellor in April 2003 (Representative Director and President, Hirohata Kyodo Hatsuden Co., Ltd.)	19,000

35	Yasuo Hamamoto (January 23, 1950)	May 1972: Joined the Company June 1997: General Manager, Sheet & Coil Division, Kimitsu Works April 1999: General Manager, Production & Technical Control Division, Kimitsu Works April 2001: Deputy General Superintendent, Kimitsu Works Assumed current position as Executive Counsellor and General Superintendent, Sakai Works, Structurals Division in April 2003	12,000
36	Kenji Minami (January 5, 1950)	April 1974: Joined the Company June 1997: General Manager, Sheet & Coil Division, Yawata Works Nov. 2000: General Manager, Production & Technical Control Division, Yawata Works April 2001: Deputy General Superintendent, Yawata Works Assumed current position as Executive Counsellor and General Manager, Technical Administration & Planning Division in April 2003	11,000

Item 5: Election of two (2) corporate auditors

The term of office of the current corporate auditors Takeshi Yoshii and Yoichi Kaya ends at the conclusion of the 79th Annual Meeting of Shareholders. The Board of Directors proposes that two (2) corporate auditors be elected.

The candidates for corporate auditors are as follows. The submission of this item to the 79th Annual Meeting of Shareholders has been consented by the Board of Corporate Auditors. Corporate Auditor Yoichi Kaya qualifies as outside corporate auditor under Article 18, paragraph 1 of the Audit Special Exceptions Law:

Candidates for Corporate Auditors

Name (date of birth)		Brief personal history (with positions in other companies as representative)	Number of shares of the Company owned
1	Takeshi Yoshii (October 10, 1937)	April 1960: Joined Fuji Iron & Steel Co., Ltd. June 1991: Director of the Company June 1993: Director and General Manager, Corporate Planning Division June 1995: Managing Director April 1997: Representative Director and Executive Vice President April 2000: Director Assumed current position as full-time Corporate Auditor in June 2000	83,000

2	Yoichi Kaya (May 18, 1934)	April 1978: Professor at Faculty of Engineering, University of Tokyo Mar. 1995: Professor Emeritus, University of Tokyo Assumed current position as Director-General of Research Institute of Innovative Technology for the Earth in April 1998, and as Corporate Auditor of the Company in June 2000	10,000

Item 6: Retirement bonuses to retiring directors

The Board of Directors proposes to provide retirement bonuses to Director Tetsuro Ohashi who retired from Representative Director and Executive Vice President as of March 31, 2003 and Directors Takashi Imai, Tetsuo Seki, Makoto Kihara, Iwao Koyama, Okitsugu Mantani, Haruhiko Okumura, Hideki Saito, Motoyoshi Nishikawa, Nobuhiko Yoshida, Shinichi Kaminaga, Hiromu Fujii and Tetsuo Eto, who are retiring at the conclusion of the 79th Annual Meeting of Shareholders, in accordance with the Company's standard as a reward for their services during their terms of office. The Board of Directors proposes to provide ¥1,942,200,000 in the aggregate to the directors.

The brief histories of the retiring Directors are as follows:

Name	Brief personal history
Tetsuro Ohashi	June 1993: Director and General Manager, Technical Development Planning Division, Technical Development Bureau June 1995: Director, Deputy Director, Technical Development Bureau and Director, Steel Research Laboratories, Technical Development Bureau April 1997: Managing Director and General Superintendent, Nagoya Works April 2001: Representative Director and Executive Vice President and Director, Technical Development Bureau April 2003: Retired
Takashi Imai	June 1981: Director June 1983: Managing Director June 1989: Representative Director and Executive Vice President June 1993: Representative Director and President April 1998: Representative Director and Chairman of the Board of Directors Assumed current position as Director and Senior Advisor in April 2003
Tetsuo Seki	June 1993: Director June 1994: Director and General Manager, Accounting & Finance Division April 1997: Managing Director April 2000: Representative Director and Executive Vice President Assumed current position as Director in April 2003

Makoto Kihara	June 1993: Director and General Manager, Personnel Division June 1995: Director and General Manager, Personnel & Labor Relations Division April 1997: Managing Director April 2000: Representative Director and Executive Vice President Assumed current position as Director in April 2003
Iwao Koyama	June 1993: Director and General Manager, General Administration Division June 1995: Director and General Manager, Corporate Planning Division April 1997: Managing Director and Deputy Director, Engineering Divisions Group April 2000: Representative Director and Executive Vice President and Director, Engineering Divisions Group Assumed current position as Director in April 2003
Okitsugu Mantani	June 1993: Director and General Manager, Production Planning & Technology Division, Technical Administration Bureau June 1994: Director and General Manager, Production Planning & Technology Division June 1995: Director and General Manager, Technical Administration & Planning Division April 1997: Managing Director and General Superintendent, Yawata Works April 2001: Representative Director and Executive Vice President Jan. 2003: Representative Director and Executive Vice President and General Manager, Stainless Business Integration Project Group Assumed current position as Director and General Manager, Stainless Business Integration Project Group in April 2003
Haruhiko Okumura	June 1997: Director and General Superintendent, Sakai Works April 2000: Director and General Superintendent, Sakai Works, Structurals Division April 2001: Managing Director and General Superintendent, Kimitsu Works Assumed current position as Director in April 2003
Hideki Saito	June 1997: Director and General Manager, Machinery & Materials Division April 2001: Managing Director Assumed current position as Director in April 2003
Motoyoshi Nishikawa	June 1997: Director April 2001: Managing Director Assumed current position as Director in April 2003
Nobuhiko Yoshida	June 1999: Director, General Manager, Sales Administration & Planning Division April 2001: Director, General Manager, Corporate Planning Division and Director, Silicon Wafer Division Assumed current position as Director in April 2003

Shinichi Kaminaga	June 1999: Director and General Manager, Environmental Plant & Waterworks Division, Engineering Divisions Group Nov. 2001: Director and Director, Environmental & Waterworks Solutions Division, Engineering Divisions Group Assumed current position as Director in April 2003
Hiromu Fujii	June 2001: Director and General Superintendent, Hirohata Works Assumed current position as Director in April 2003
Tetsuo Eto	June 2001: Director and General Superintendent, Hikari Works, Stainless Steel Division April 2002: Director, Director, Stainless Steel Division and General Superintendent, Hikari Works, Stainless Steel Division Assumed current position as Director and Director, Stainless Steel Division, General Superintendent, Hikari Works, Stainless Steel Division and Deputy General Manager, Stainless Business Integration Project Group in January 2003

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Map of Nippon Steel Corporation:

Omitted.

File No. 82-5175

03 JUN 21 7:21

Nippon Steel Corporation
78th Term Business Report
From April 1, 2002 to March 31, 2003

Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071
Tel.: (03) 3242-4111

Report on Operations

78th Term: From April 1, 2002 to March 31, 2003

1. Review of Operations

(1) General Review

(Progress and results of business operations and tasks ahead)

The Japanese Economy and the Steel Industry

Recovery in the Japanese economy during fiscal 2002 (April 1, 2002 to March 31, 2003) remained slow. The contributing factors were the curtailment of public works expenditures, a retrenchment in private capital investment and continued weakness in consumer spending in the domestic market. These factors more than offset a boost in exports that reflected improved business conditions overseas.

In the steel industry, despite a firm tone in shipments to the automobile and shipbuilding industries, domestic steel demand as a whole remained sluggish. Exports, however, rose in response to robust demand in China and other East Asian countries. As a result, national crude steel production during fiscal 2002 increased by 7.69 million tons over the previous year's tonnage to reach 109.76 million tons. Similarly, crude steel production at Nippon Steel grew by 3.76 million tons to a total of 29.90 million tons.

Management Policies

In this operating environment, Nippon Steel joined its group companies in a vigorous effort to create a structurally robust managerial foundation.

• Steelmaking and Steel Fabrication

Nippon Steel made a top priority of improving steel prices in order to recover profits as early as possible. To this end, the company prudently tuned production and shipping to match movements in demand and inventory levels. As a result, domestic sales prices, mainly for distributors, showed steady improvement while exports showed continued market strength supported by favorable sales environment.

As for costs, although inflationary factors such increases in the price of crude oil and raw materials were seen, the company strove mightily to promote the full implementation of every available profit enhancing measure.

Aggressive efforts were made to develop new steel products. The company promoted the development of new products designed to meet emerging needs of users in a diversity of fields. Among those coming into actual use were highly formable, (L-treated) corrosion-resistant automotive steel sheets that offer markedly improved formability and Eco-Coat-T and DURGRIP-NT— lead-free steel sheets for fuel tanks that reduce the environmental burden. Marketing started on New S-TEN1, a low-alloy corrosion-resistant steel with highly improved resistance to hydrochloric acid, a required property for waste incineration equipment. Energy saving, high-tensile strength electrical steel sheets for ultra-high speed motors and high-torque, high formability electrical steel sheets suitable for use in hard disc drives were also developed. In addition, a mechanical joint was developed and marketed as a set product for steel pipe piles and interlocking steel pipe piles. This mechanical joint helps to improve efficiency in on-site steel pipe pile joining and to reduce construction costs.

In China, Nippon Steel established a joint venture aimed at promoting eco-friendly, energy-saving housing projects that capitalize on the company's steel-framed house construction technology. The company also launched a joint venture to manufacture and sell motors in order to expand steel product marketing.

Sustained emphasis has been placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. While the company had already been pursuing alliance with each of Sumitomo

Metal Industries, Ltd. and Kobe Steel, Ltd. respectively, in November 2002, Nippon Steel agreed to cross share holding with each of Sumitomo Metals and Kobe Steel respectively to further strengthen alliance with each of them. Meanwhile, Nippon Steel and Sumitomo Metals have agreed on integration of their stainless steel businesses through a new company that is to be jointly established (Kyodo Shinsetsu Bunkatsu), scheduled for October 2003.

As for alliances with foreign steelmakers, rewarding results have accrued from implementation of specific cooperation between Nippon Steel and POSCO of Korea and between Nippon Steel and Arcelor of the EU. Nippon Steel and POSCO have been pursuing promotion of joint R&D activities and technological exchanges, and initiated the joint operation of an electronic system for handling settlements in raw material imports. As part of the alliance with Arcelor, R&D activities in the field of automotive steel sheets and a technological approach in response to the world car projects of major automobile makers are jointly being set forth.

• Engineering and Construction

Aggressive marketing activities were continued in an effort to return to earlier levels in order receipts in the engineering and construction sector. In the severe operating environment that still prevails, customer-oriented solution projects are being developed and strengthened to accurately meet both social and client needs. Nippon Steel received two contracts in succession: a PCB treatment plant and a gasification and melting furnace for the Kitakyushu Eco-Town project. It also received a redevelopment project for government employee housing in Akabane, Tokyo—the first private finance initiative (PFI) project ordered by the national government.

Overseas, stepped-up marketing efforts to capitalize on market needs in Sakhalin and other Asian districts where energy and resource developments are booming led to successful order receipts for the Sakhalin 1 Pipeline Project and other oil/gas development projects. At the same time, efforts were made to strengthen the company's competitiveness in the field of plant and machinery, including the establishment of a wholly-owned subsidiary in steel sheet processing in China.

• Urban Development

In April 2002, Nippon Steel transferred all the operations of its Urban Development Division to Nippon Steel City Produce, Inc., a wholly-owned subsidiary, in an effort to enhance the Group's real estate business. By solidly integrating the know-how and networks of these two entities, Nippon Steel Group strives to increase profitability as a unique urban developer. Steady progress has been made for the development of company-owned lands, such as the Yawata-Higashida comprehensive development project in Kyushu and the Hanada development project in Sakai, Osaka. Further, a project to reevaluate assets in the redevelopment of underutilized urban areas has been implemented.

• Chemical and Nonferrous Materials

Nippon Steel Chemical Co., Ltd., a subsidiary of Nippon Steel, spearheads the chemicals operations of the Nippon Steel Group. This company has developed steadily since its origins in the coal chemicals business and has expanded operations into several growth fields. These include ESPANEX, adhesive-free copper-clad laminated sheets for flexible printed circuit boards in addition to styrene monomers and other petrochemical products. In so doing, it now compares favorably with other major chemical companies in terms of flow profitability. However, in order for Nippon Steel Chemical to develop further as a core company of the Nippon Steel Group's chemical business, it has been judged necessary to make Nippon Steel Chemical a wholly-owned subsidiary of Nippon Steel and to drastically strengthen the company's management base. To this end, Nippon Steel resolved to make Nippon Steel Chemical a wholly-owned subsidiary of Nippon Steel through share for share exchange (Kabushiki Kokan) in July 2003 and to subscribe for a capital increase in Nippon Steel Chemical.

In the new materials business, Nippon Steel faced a substantial weakening in capital investment by users. This was caused by delays in the recovery of IT-related industries that deal in the structural members of semiconductor manufacturing equipment (fine ceramics products) which, in turn, led to unavoidable stagnancy in sales. In the field of materials for semiconductor including bonding wires, promoted by its subsidiaries, where the market was bottoming out, they made greatest efforts to secure profitability by providing users with technical solutions for vigorous sales promotion measures.

In the titanium business, the national total for shipments of rolled titanium products decreased, particularly those for chemical and other plants. Nippon Steel, however, successfully maintained shipments at last year's level by actively developing new applications for titanium products, such as mufflers for four-wheeled vehicles and other automobile parts, and eye glasses in the consumer area.

• System Solutions

The core operations of the system solutions business of the Nippon Steel Group are spearheaded by Nippon Steel's subsidiary, NS Solutions Corporation. In October 2002, NS Solutions was listed on the Tokyo Stock Exchange, thereby taking a significant step toward securing the funds necessary to expand operations and to enhance its presence in the system solutions market. Concurrently, shares of NS Solutions held by Nippon Steel were sold to the public (percentage of shares with voting rights held by Nippon Steel after listing of NS Solutions: 72.2%).

The operating environment of the system solutions business is becoming tighter, marked by ongoing reductions and delays in capital investments on the part of enterprises and by fiercer competition with other system solutions companies. In this environment, NS Solutions is recognized by the market as a system solutions provider with well-established and distinctive technological capabilities in business solutions and other fields. As a result, the company has received a steady flow of orders and has implemented system solutions projects that help enhance the competitiveness of its users.

• Other Businesses

In the area of electricity supply, Nippon Steel's five works—Hirohata, Yawata, Kamaishi, Muroran and Oita—are supplying wholesale electrical power to electric power companies. The company is also pursuing the development of new business in the retail sale of electricity, supply of liquefied natural gas and generation of electricity by wind power.

• Capital Procurement

In order to provide the capital required for such cash payments as the redemption of bonds and notes and the repayment of long-term loans, Nippon Steel closely watched developments in the financial market and secured less expensive capital by, among other means, issuing corporate bonds and acquiring long-term loans. In addition, the company committed itself to promoting more efficient use of funds through a consolidated cash management system (CMS) and the liquidation of consolidated asset holdings, thereby strengthening its consolidated financial structure.

• Purchase of Treasury Shares

The 78th annual general meeting of shareholders approved the purchase of treasury stocks capped at 500 million shares and ¥100 billion. Following this, Nippon Steel acquired about 140 million shares at an aggregate of about ¥19.2 billion. The company decided to use part of the newly acquired treasury stocks to execute the above-mentioned share for share exchange needed to make Nippon Steel Chemical Co., Ltd. its wholly-owned subsidiary.

Sales and Revenue

Despite the aforementioned difficult management climate, sincere efforts to improve profitability were made by Nippon Steel. Sales during fiscal 2002 totaled ¥1,789.7 billion, an increase of ¥108.3 billion from a year earlier as a result of favorable steel shipments to domestic automotive and shipbuilding industries on the one hand and of increased exports to East Asia on the another. Due primarily to improved export prices and thoroughgoing cost reductions, operating profit advanced to ¥92.2 billion on a gain of ¥60.5 billion, and ordinary profit to ¥48.3 billion on an increase of ¥47.6 billion compared with the previous year.

Meanwhile, a total special profit of ¥30.9 billion was posted for fiscal 2002, including a gain of ¥24.3 billion on the sale of subsidiary stock etc. that accrued from Nippon Steel's public offering of its shares in NS Solutions Corporation. However, a total special loss of ¥110.5 billion was also recorded. This included a ¥61.3 billion allowance for loss on guarantees related to a reevaluation based on the early disposition of lands and other assets held by subsidiaries and other related companies aimed at realizing a sound financial structure earlier than originally planned. Also involved was a loss on valuation of investment in securities, valued at ¥41.2 billion, that resulted mainly from the enforced reevaluation of listed securities such as shares of financial institutions. Consequently, a loss of ¥31.2 billion before income taxes and a net loss of ¥20.4 billion were posted in fiscal 2002.

Even under these severe circumstances, however, Nippon Steel will adhere to its basic corporate policy of issuing steady dividend payments and intends to pay a year-end dividend of ¥1.5 per share, unchanged from the previous year. Nippon Steel decided not to pay bonuses to the directors and corporate auditors at the end of this fiscal year, as was the case in the previous year.

An outline of consolidated financial achievements for fiscal 2002 is shown in "Results of Business Relations" on page 22.

Tasks Ahead

Several negative factors suggest diminished prospects for the Japanese economy. At the same time that public works expenditures and housing investments are expected to continue on a downward trend, any recovery in consumer spending and private capital investment will continue to be slow. In addition, it is feared that buoyant exports will see a downturn, due partly to growing uncertainty about the future of the U.S. economy.

In the steel industry, along with a forecasted year-to-year decline in domestic demand for fiscal 2003, there is a possibility that export markets will enter a phase of gradual adjustment.

Under such anticipated conditions, Nippon Steel remains determined to give top priority to improving sales prices. While prudently watching changes in demand and inventory levels, the company will fine-tune production and shipping and will commit itself to implementing thorough cost-cutting and other profitability-improvement measures.

In engineering and construction as well as other business sectors, every possible effort will be made to improve and strengthen profitability amid the continuing severe business environment.

• Medium-Term Consolidated Business Plan

Nippon Steel formulated in March 2003 a Medium-Term Consolidated Business Plan to be implemented during fiscal 2003-2005 (April 1, 2003-March 31, 2006).

Pursuant to this Plan, Nippon Steel will strive to improve international competitiveness and profitability of its core steelmaking business as well as other business sectors, thereby realizing a stronger financial structure as early as possible.

Specifically, the consolidated financial performance figures targeted by the Plan for fiscal 2005 are: ordinary profit of around ¥250 billion (¥68.8 billion in fiscal 2002), return on sales of around 9% (2.5%), return on assets of around 9% (2.6%), interest-bearing debt of around ¥1,600 billion (¥1,871.8 billion) and shareholders' equity of around ¥1,000 billion (¥789.4 billion).

In the steelmaking and steel fabrication sector, Nippon Steel will further enhance its world-class technology and R&D capabilities and improve its competitiveness in terms of quality and costs. Efforts will

File No. 82-5175

also be made on responding appropriately to the needs of users at home and abroad. At the same time, strategic alliances with Japanese and foreign steelmakers will be further strengthened and deepened.

In sectors other than steelmaking and steel fabrication, such as the engineering and construction sector, Nippon Steel will consistently work to capture new business opportunities in order to secure and expand earnings. To do this, emphasis will be placed on pursuing synergies with the steelmaking sector and on leveraging a wealth of corporate resources—technological, human and physical—that spans many fields and has been accumulated through operation of the core steelmaking business.

Nippon Steel will also aggressively pursue, as a key policy common to all business sectors, managerial decision making that places a fundamental emphasis on environmental considerations. Specific activities comprising a stepped-up commitment to curb global warming will be implemented in accordance with the "Voluntary Action Program for Environmental Protection by Steelmakers" that is aimed at reducing CO2 emissions. The company will also promote initiatives to establish a recycling-oriented society by using the infrastructure of its works for such purposes as the effective utilization of plastic waste in coke ovens and the recycling of used tires in cold ferrous material melting furnaces. Nippon Steel will also pour energy into providing customers with environmental and energy solutions.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

Nippon Steel wishes to take this opportunity to ask its shareholders for their understanding of the aforementioned circumstances and for their continued support.

(2) Sales Results

• Sales by segment

(Millions of yen)

Term		77th term			78th term (term under review)		
Market / Product name		(%) Domestic	(%) Export	(%) Total	(%) Domestic	(%) Export	(%) Total
Steel products	Sections	(8.6) 109,392	(9.1) 37,081	(8.7) 146,474	(9.6) 123,350	(6.4) 31,811	(8.7) 155,161
	Flat-rolled products	(41.9) 534,056	(62.6) 254,466	(46.9) 788,523	(42.6) 550,120	(61.6) 307,726	(47.9) 857,847
	Pipe and tubes	(5.2) 65,937	(2.4) 9,728	(4.5) 75,666	(5.0) 64,865	(1.3) 6,308	(4.0) 71,173
	Specialty steel products	(16.6) 211,275	(18.8) 76,662	(17.1) 287,938	(18.2) 234,466	(22.6) 112,935	(19.4) 347,401
	Secondary steel products	(1.5) 19,558	(0.1) 238	(1.2) 19,797	(1.4) 18,128	(0.1) 343	(1.0) 18,472
	Total	(73.8) 940,221	(93.0) 378,178	(78.4) 1,318,400	(76.8) 990,931	(92.0) 459,124	(81.0) 1,450,056
Pig iron, ingots and others		(1.3) 16,782	(0.0) 204	(1.0) 16,986	(1.4) 18,604	(0.1) 466	(1.1) 19,071
Engineering and construction		(17.4) 221,386	(5.7) 23,029	(14.5) 244,415	(16.9) 218,196	(6.7) 33,719	(14.1) 251,916
Chemicals and nonferrous materials, and electricity (Note)		(7.5) 96,318	(1.3) 5,286	(6.1) 101,604	(4.9) 62,815	(1.2) 5,847	(3.8) 68,662
Total		(100.0) 1,274,708	(100.0) 406,698	(100.0) 1,681,406	(100.0) 1,290,548	(100.0) 499,158	(100.0) 1,789,706

Note: "Urban Development" is included for the 77th term.

• Exports by region

(Millions of yen)

Term	77th term		78th term (term under review)	
Asia	278,216	(68.4) %	377,368	(75.6) %
Middle and Near East	25,368	(6.2)	20,832	(4.2)
Europe	20,398	(5.0)	21,031	(4.2)
North America	29,040	(7.2)	25,931	(5.2)
Central and South America	36,649	(9.0)	35,776	(7.2)
Africa	7,685	(1.9)	6,593	(1.3)
Oceania	9,339	(2.3)	11,624	(2.3)
Total	406,698	(100.0)	499,158	(100.0)

(3) Raw Materials

• Purchase volume of iron ore and coking coal

(Ten thousand tons)

Term	77th term		78th term (term under review)	
Raw material / Region of Purchase	(%) Iron ore	(%) Coking coal	(%) Iron ore	(%) Coking coal
Asia	(12.3) 509	(13.3) 280	(12.7) 578	(20.4) 445
Europe	(—) —	(3.5) 73	(—) —	(5.1) 111
North America	(0.7) 28	(18.7) 393	(0.5) 25	(16.0) 347
Central and South America	(25.1) 1,039	(—) —	(24.1) 1,102	(—) —
Africa	(4.1) 170	(—) —	(4.7) 213	(—) —
Oceania	(57.8) 2,392	(64.5) 1,355	(58.0) 2,650	(58.5) 1,274
Total	(100.0) 4,138	(100.0) 2,101	(100.0) 4,568	(100.0) 2,176

(4) Plant and Equipment Investments

State of invested facilities	Subject name
Major equipment and facilities completed during the term	Oita: New installation of wholesale electric power generation plant
Major plant and equipment investment continued during the term	Kimitsu: Relining of No. 4 blast furnace Oita: Relining of No. 2 blast furnace

(5) Capital Procurement

Date of issue	Bonds	Total issues
November 20, 2002	44th unsecured bonds	¥30 billion
November 20, 2002	45th unsecured bonds	¥10 billion
November 20, 2002	46th unsecured bonds	¥10 billion
February 13, 2003	47th unsecured bonds	¥30 billion
February 13, 2003	48th unsecured bonds	¥15 billion

(6) Changes in Production, Financial Performance, Assets and Dividends

Term	75th term	76th term	77th term	78th term (term under review)
Production (million tons)				
Pig iron	25.42	26.66	26.86	27.62
Crude steel	25.62	27.83	26.14	29.90
Steel products	24.57	26.23	25.49	28.22
Net sales (¥billion)	1,810.8	1,848.7	1,681.4	1,789.7
Ordinary profit (¥billion)	42.6	78.7	0.7	48.3
Net income (loss) (¥billion)	0.2	18.3	(28.1)	(20.4)
Total assets (¥billion)	2,793.0	2,884.5	2,738.9	2,588.6
Shareholders' equity (¥billion)	773.9	866.7	793.5	713.7
Net income (loss) per share (Yen)	0.03	2.69	(4.13)	(3.02)
Net assets per share (Yen)	113.70	127.33	116.58	107.15
Cash dividends per share (Yen) (interim dividend included therein)	1.50 (—)	1.50 (—)	1.50 (—)	*1.50 (—)
Payout ratio (%)	3,838.5	55.6	—	—

Notes:
1. *Indicate the figure if the proposed plan for appropriation of profit for the 78th term is approved.
2. "Production of steel products" excludes consigned production and includes byproducts.
3. "Net income per share" is calculated based on the average number of shares issued during the term, and "Net assets per share" on the number of shares issued at the end of the term. Effective from the current term, the average number of shares issued during the term and the number of shares issued at the end of the term excludes the number of the owned shares.

[76th Term]

Crude steel production by both Nippon Steel and the Japanese steel industry increased over that of the 75th term, due chiefly to favorable steel exports to Asia in the first half of the term, in addition to a steady trend in domestic steel demand throughout the term. The increased production and shipments of steel products especially in the first half of the term, which more than offset a decline in the unit prices of steel products, led to a gain in net sales over those of the 75th term. Despite such profit-reducing factors as the increase in crude oil prices, ordinary profit amounted to ¥78.7 billion, due to cost-cutting and other measures. However, as a result of the special loss recorded, including a lump-sum amortization charge in respect of the transition obligation for the new accounting standard and a loss on equipment shut down, and the special profit recorded, including a gain on the contribution of securities to the employee retirement benefit trust, net income was ¥18.3 billion. Total assets for the 76th term increased over those of the previous term, reflecting a considerable increase in the available-for-sale securities of investments in securities with market quotations available due to the application of market quotation method, despite reductions in cash and deposits and tangible fixed assets.

[77th Term]

Domestic demand during the term fell rapidly mainly from the construction and manufacturing industries. The environment surrounding export sales deteriorated in the wake of slower economic activity overseas and other adverse factors. Reflecting this situation, crude steel production for both the Japanese steel industry in general and Nippon Steel fell below the levels of the 76th term. Sales, too, failed to match those of the 76th term, due mainly to a persistent decline in steel prices through the first half of the term and beyond, in addition to curtailed production and shipments in response to sharply reduced demand. As for profit performance, despite the additional and advanced implementation of projected profit-improving measures, ordinary profits showed a steep decline from the 76th term, totaling ¥0.7 billion for the term under review. Further, while a special profit was recorded, including a gain on contribution of securities to employee retirement benefit trust and the deposition profit of reserve for repairs for blast furnaces, a special loss was also recorded, including a loss in the value of investments in securities and other factors, resulting in an inevitable net loss for this term of ¥28.1 billion. Total assets decreased as a whole from their level at the end of the 76th term. This was mainly attributable to a substantial decline in investments in securities incurred by an enforced reevaluation of listed securities, such as shares in financial institutions, as well as unlisted stock in subsidiaries and affiliates. Also affecting this was a decrease in the latent profit of listed stocks caused by declining market values.

[78th Term (term under review)]
The operating conditions for the 78th term were as described in "(1) General Review" above. Total assets at the end of the term under review decreased as a whole from their level at the end of the 77th term. This was attributable mainly to a continuing decline since the 77th term in investments in securities incurred by an enforced reevaluation of listed securities, such as shares in financial institutions, and by a decrease in the latent profit of these shares. Also affecting this was a reduction in inventories and a decrease in tangible fixed assets.

2. Outline of the Company (as of March 31, 2003)

(1) Major Business Operations

Steel products	Sections	Rails, sheet piles, H-beams and other shapes; bars, bar-in-coils, low-carbon and high-carbon wire rods
	Flat rolled products	Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets; tinplate, tin-free steel, galvanized sheets and other metallic coated sheets, precoated sheets; electrical steel sheets
	Pipe and tubes	Seamless, butt-welded, electric-resistance welded, electric-arc welded, cold-drawn and coated pipe and tubes
	Specialty steel products	Stainless steel, machine structural carbon steel, structural alloy steel, spring steel, bearing steel, heat-resistant steel, free-cutting steel, piano wire rods, high-strength steel
	Secondary steel products	H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver, steel sheet members for building structures
Pig iron, steel ingots and others		Steelmaking pig iron, foundry pig iron, steel ingots, steel slag products
Engineering and construction		Iron- and steelmaking plants, factory automation and distribution automation systems, molds, rolls, industrial machinery, industrial furnaces; Resources recycling, environmental restoration solutions; Environmental plants, waterworks and water-treatment plants; Energy facilities, chemical plants, storage tanks, on-land and offshore pipelines; Energy-related solutions; Offshore structure fabrication/construction, civil engineering work, bridge fabrication/construction, pipe piling work; Building construction, steel-structure construction, trusses, standardized buildings; Urban redevelopment solutions; Iron- and steelmaking plant construction engineering, operation assistance, provision of iron- and steelmaking know-how
Chemicals and nonferrous materials		Coal tar, ammonium sulfate; Rolled titanium products, aluminum products; Fine ceramic products, rolled metallic foils, metal catalyst carriers for cleaning automobile emissions, carbon-fiber composite products
Electricity		Supply of electricity

(2) Major Plants, Research Institutes, Domestic Sales Offices and Overseas Offices

Plants	Yawata Works, Muroran Works, Kamaishi Works, Hirohata Works, Hikari Works, Nagoya Works, Sakai Works, Kimitsu Works, Oita Works, Tokyo Works Wakamatsu Fabrication Center
Research institutes	Steel Research Laboratories, Advanced Technology Research Laboratories and Environment & Process Technology Center (at Comprehensive Technology Center in Futtsu) R&D Laboratories (in Yawata, Muroran, Hirohata, Hikari, Nagoya, Kimitsu and Oita Works)
Domestic sales offices	Hokkaido, Tohoku, Niigata, Nagoya, Osaka, Chugoku, Kyushu Muroran, Aomori, Akita, Morioka, Kamaishi, Koriyama, Chiba, Yokohama, Nagano, Toyama, Shizuoka, Gifu, Daio, Wakayama, Kobe, Okayama, Hikari, Takamatsu, Kitakyushu, Oita, Nagasaki, Kumamoto, Miyazaki, Kagoshima, Naha
Overseas offices	Düsseldorf, London, Sydney, Bangkok, São Paulo, Beijing, Shanghai, Guangzhou

Notes:
1. Hokkaido, Tohoku, Chugoku and Kyushu Sales Offices are located in Sapporo, Sendai, Hiroshima and Fukuoka, respectively.
2. Nippon Steel U.S.A. Inc. performs office functions covering North America and Central America in New York, Chicago and Houston.
3. Nippon Steel Southeast Asia Pte. Ltd. performs office functions covering Southeast Asia in Singapore.

(3) Overview on Shares

- Total number of shares authorized to be issued: 9,917,077,000
- Number of shares issued: 6,806,980,977
- Number of shareholders: 487,426
- Acquisition, deposition and holding of owned shares
  - (a) Acquired shares
    Purchase of treasury stocks, based on the resolution at the 78th Annual Meeting of Shareholders held on June 26, 2002
    - Number of ordinary shares: 144,731,000
    - Total acquisition cost (¥): 19,230,285,000

    Acquisition by purchase of less than one unit shares (*tangenkabu*)
    - Number of ordinary shares: 958,984
    - Total acquisition cost (¥): 143,830,730
  - (b) Deposited shares
    No deposition during the term under review
  - (c) Shares held at the term end
    - Number of ordinary shares: 145,810,289

• Major shareholders

Name	Number of shares held (Million)	Voting right percentage (%)	Investment by Nippon Steel in the relevant shareholders	
			Number of shares held (Million)	Voting right percentage (%)
Japan Trustee Services Bank, Ltd.	522	7.9	—	—
The Master Trust Bank of Japan, Ltd.	419	6.4	—	—
Mitsui Asset Trust and Banking Company, Limited	251	3.8	—	—
State Street Bank & Trust Company	227	3.5	—	—
Nippon Life Insurance Company	219	3.3	—	—
Trust & Custody Services Bank, Ltd.	204	3.1	—	—
Mizuho Corporate Bank, Ltd.	202	3.1	—	—
Meiji Life Insurance Company	155	2.3	—	—
The Dai-ichi Mutual Life Insurance Company	150	2.3	—	—
The Mitsubishi Trust and Banking Corporation	133	2.0	—	—

Notes:

1. The number of shares relative to trust services included in the "number of shares held" covers the total number of shares for Japan Trustee Service Bank, Ltd., the total number of shares for the Master Trust Bank of Japan, Ltd., the total number of shares for Mitsui Asset Trust and Banking Company, Limited, the total number of shares for Trust & Custody Services Bank, Ltd. and 110 million shares for the Mitsubishi Trust and Banking Corporation.
2. Nippon Steel holds 1,848,156 shares (voting right percentage 0.2%) of Mitsui Trust Holdings, Inc., the parent company of Mitsui Asset Trust and Banking Company, Limited. The Chuo Mitsui Trust and Banking Co., Limited, a wholly-owned subsidiary of Mitsui Trust Holdings, Inc., holds 48 million shares (voting right percentage 0.7%) of Nippon Steel.
3. Nippon Steel holds 58,948 shares (voting right percentage 0.6%) of Mizuho Financial Group, Inc., the parent company of Mizuho Corporate Bank, Ltd.
4. The Bank of Tokyo-Mitsubishi, Ltd., a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. along with the Mitsubishi Trust and Banking Corporation, holds 81 million shares (voting right percentage 1.2%) of Nippon Steel. Nippon Steel holds 43,464 shares (voting right percentage 0.7%) of Mitsubishi Tokyo Financial Group, Inc.

(4) Major Creditors

Creditor	Balance of borrowings (Billions of yen)	Investment by the relevant creditor in Nippon Steel	
		Number of shares held (Million)	Voting right percentage (%)
Nippon Life Insurance Company	93.5	219	3.3
Meiji Life Insurance Company	77.0	155	2.3
The Dai-ichi Mutual Life Insurance	67.0	150	2.3
Company	54.0	22	0.3
Sumitomo Life Insurance Company	43.0	202	3.1
Mizuho Corporate Bank, Ltd.	36.7	81	1.2
The Bank of Tokyo-Mitsubishi, Ltd.	36.5	—	—
The Norinchukin Bank	35.7	14	0.2
Taiyo Life Insurance Company	33.9	89	1.4
Sumitomo Mitsui Banking Corporation	26.6	10	0.1
The Yamaguchi Bank, Ltd.			

Note: The balance of borrowings from the Mitsubishi Trust and Banking Corporation, a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. along with the Bank of Tokyo-Mitsubishi, Ltd., is ¥4.3 billion.

(5) Executive Management

Position and name	Business overseen or major role
Representative Director and Chairman of the Board of Directors: Takashi Imai	
Representative Director and President: Akira Chihaya	
Representative Director and Executive Vice Presidents: Tetsuo Seki	Oversees accounting & finance and affiliated companies administration; CFO
Makoto Kihara	Oversees corporate planning, general administration, business process innovation, personnel & labor relations, overseas business development, new materials, silicon wafer, and overseas offices
Iwao Koyama	Director, Engineering Divisions Group; oversees domestic sales offices
Akio Mimura	Oversees sales administration & planning, export, project development, steel products and machinery & materials; cooperates with Executive Vice President Koyama on domestic sales offices
Tetsuro Ohashi	Director, Technical Development Bureau
Okitsugu Mantani	Oversees environmental management, intellectual property, technical administration & planning, and raw materials; General Manager, Stainless Business Integration Project Group
Managing Directors: Jyujiro Yagi	Deputy Director, Engineering Divisions Group (plant & machinery, environment & waterworks solutions, building construction, and technical cooperation)
Toshio Yonezawa	In charge of corporate planning, general administration, overseas business development, environmental management and silicon wafer; General Manager, Brazil CGL Project Group
Seiki Miyamoto	Director, Flat Products Division; in charge of sales administration & planning
Haruhiko Okumura	General Superintendent, Kimitsu Works
Hideki Saito	In charge of raw materials and machinery & materials
Yasushi Sawada	Cooperates with Director, Flat Products Division on flat products and General Manager, Brazil CGL Project Group on Brazil CGL Project; in charge of NSC I/N Project Technical Group

Takashi Hirao	In charge of intellectual property and technical administration & planning; assists Executive Vice President Mimura in steel products
Nobuyoshi Fujiwara	Director, Plate Division; Director, Bar & Wire Rod Division; in charge of titanium
Makoto Haya	In charge of personnel & labor relations, affiliated companies administration, and new materials
Motoyoshi Nishikawa	Assists Executive Vice President Kihara in legal affairs and internal audits
Toshio Ochiai	Deputy Director, Engineering Divisions Group (energy facilities engineering, civil engineering & marine construction, and Sakhalin 1 EPC2-Project)
Directors:	
Hideki Furuno	General Superintendent, Yawata Works
Naoki Okumura	Director, Steel Research Laboratories, Technical Development Bureau
Kazuo Nagahiro	General Superintendent, Nagoya Works
Hideaki Sekizawa	General Manager, General Administration Division
Nobuhiko Yoshida	General Manager, Corporate Planning Division; General Manager, Silicon Wafer Division
Shinichi Kaminaga	Director, Environment & Waterworks Solutions Division, Engineering Divisions Group
Hiroshi Shima	General Superintendent, Muroran Works, Bar & Wire Rod Division
Shoji Muneoka	General Manager, Corporate Secretariat Division
Mitsuo Kitagawa	General Manager, Raw Materials Division-II
Koichi Nakamura	General Superintendent, Sakai Works, Structurals Division
Tetsuo Imakubo	General Manager, Export Division; assists General Manager, Brazil CGL Project Group on Brazil CGL Project
Bunyuu Futamura	General Manager, Technical Administration & Planning Division; assists Executive Vice President Kihara on business process innovation
Hiromu Fujii	General Superintendent, Hirohata Works
Kiichiro Masuda	General Manager, Sales Administration & Planning Division; assists Executive Vice President Kihara in business process innovation
Hidemi Ohta	Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group

Katsutoshi Kurikawa	General Manager, Structurals Division; in charge of project development
Junji Oota	General Manager, Affiliated Companies Administration Division
Tetsuo Eto	Director, Stainless Steel Division; General Superintendent, Hikari Works, Stainless Steel Division; Deputy General Manager, Stainless Business Integration Project Group
Atsushi Takeda	General Manager, Osaka Sales Office
Yuki Iriyama	General Manager, Overseas Business Development Division
Itsuo Takahashi	General Superintendent, Oita Works
Keisuke Kuroki	General Manager, Business Process Innovation Division
Senior Corporate Auditor (full-time): Takeshi Yoshii	
Corporate Auditors (full-time): Akira Shoga	
Muneyuki Higuchi	
Corporate Auditors: Josei Itoh	Representative Director and Chairman of the Board of Directors, Nippon Life Insurance Company
Hisashi Tanikawa	Professor Emeritus, Seikei University
Yoichi Kaya	Professor Emeritus, Tokyo University

Note: The corporate auditors Josei Itoh, Hisashi Tanikawa and Yoichi Kaya are outside auditors provided for in Section 1, Article 18 of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc., of Kabushiki Kaisha.

The directors and corporate auditors who retired during the term under review are as follows:

Position at retirement and name	Date of retirement	Business role at retirement
Directors:		
Hiroshi Suetsugu	June 26, 2002	Attached to the President
Keiji Ichise	June 26, 2002	Attached to the President
Yoshio Hyodo	June 26, 2002	Attached to the President
Hiroshi Hotta	June 26, 2002	Attached to the President
Representative Director and Executive Vice President		
Tetsuro Ohashi	March 31, 2003	Director, Technical Development Bureau
Corporate Auditor (full-time):		
Katsuhiko Noro	June 26, 2002	

The executive management of Nippon Steel consists of the following directors and auditors as of April 1, 2003.

Position and name	Business overseen or major role
Representative Director and Chairman of the Board of Directors: Akira Chihaya	
Representative Director and President: Akio Mimura	
Representative Director and Executive Vice Presidents:	
Jyujiro Yagi	Director, Engineering Divisions Group; oversees domestic sales offices
Toshio Yonezawa	Oversees corporate planning, general administration, business process innovation, personnel & labor relations, affiliated companies administration, overseas business development, new materials, silicon wafer, and overseas offices
Seiki Miyamoto	Oversees sales administration & planning, export, project development, steel products, and machinery & materials; cooperates with Executive Vice President Yagi on domestic sales offices; cooperates with Executive Vice President Yonezawa on overseas offices
Yasushi Sawada	Director, Technical Development Bureau
Takashi Hirao	Oversees environmental management, intellectual property, technical administration & planning, and raw materials
Managing Directors:	
Nobuyoshi Fujiwara	In charge of corporate planning and accounting & finance (CFO)
Makoto Haya	Deputy Director, Engineering Divisions Group (planning & administration, project planning & development, Sagamihara research & development, plant & machinery, environment & waterworks solutions, building construction, and technical cooperation); in charge of new materials
Toshio Ochiai	Deputy Director, Engineering Divisions Group (energy facilities engineering, civil engineering & marine construction, and Sakhalin 1 EPC2-Project)
Hideki Furuno	General Superintendent, Yawata Works
Naoki Okumura	Director, Steel Research Laboratories, Technical Development Bureau
Kazuo Nagahiro	In charge of intellectual property and technical administration & planning; assists Executive Vice President Miyamoto on steel products

Hideaki Sekizawa	In charge of general administration and environmental management
Hiroshi Shima	General Superintendent, Muroran Works, Bar & Wire Rod Division
Shoji Muneoka	Director, Flat Products Division; in charge of sales administration & planning
Mitsuo Kitagawa	In charge of raw materials and machinery & materials
Takashi Imai	Senior Advisor
Tetsuo Seki	Attached to the President
Makoto Kihara	Attached to the President
Iwao Koyama	Attached to the President
Okitsugu Mantani	General Manager, Stainless Business Integration Project Group
Haruhiko Okumura	Attached to the President
Hideki Saito	Attached to the President
Motoyoshi Nishikawa	Attached to the President
Nobuhiko Yoshida	Attached to the President
Shinichi Kaminaga	Attached to the President
Koichi Nakamura	General Superintendent, Kimitsu Works
Tetsuo Imakubo	Director, Pipe & Tube Division; in charge of export; assists General Manager, Brazil CGL Project Group on Brazil CGL Project
Bunyuu Futamura	General Superintendent, Nagoya Works
Hiromu Fujii	Attached to the President
Kiichiro Masuda	General Manager, Sales Administration & Planning Division; Director, Bar & Wire Rod Division; assists Executive Vice President Yonezawa on business process innovation
Hidemi Ohta	Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group
Katsutoshi Kurikawa	Director, Plate Division; Director, Structurals Division; in charge of project development and titanium
Junji Oota	General Manager, Corporate Planning Division; General Manager, Affiliated Companies Administration Division; Director, Silicon Wafer Division

Tetsuo Eto	Director, Stainless Steel Division; General Superintendent, Hikari Works, Stainless Steel Division; Deputy General Manager, Stainless Business Integration Project Group
Atsushi Takeda	General Manager, Osaka Sales Office
Yuki Iriyama	General Manager, Overseas Business Development Division; General Manager, Brazil CGL Project Group
Itsuo Takahashi	General Superintendent, Oita Works
Keisuke Kuroki	General Manager, Business Process Innovation Division
Senior Corporate Auditor (full-time): Takeshi Yoshii	
Corporate Auditors (full-time): Akira Shoga	
Muneyuki Higuchi	
Corporate Auditors: Josei Itoh	Representative Director and Chairman of the Board of Directors, Nippon Life Insurance Company
Hisashi Tanikawa	Professor Emeritus, Seikei University
Yoichi Kaya	Professor Emeritus, Tokyo University

• Remunerations and other payments in consideration of services performed

Kind of payment		Payment in the term (¥)
Directors	Remunerations	1,131,860,000
	Retirement bonus	305,300,000
Corporate auditors	Remunerations	85,440,000
	Retirement bonus	34,900,000

Note: Remunerations to directors include the amount of salary (including bonuses) paid to directors who work concurrently as employees and directors for services rendered in their capacities as employees.

(6) Employee Data

• Number of employees

Division	Number of employees	Division	Number of employees
Head office	1,011	Engineering Divisions Group	1,362
Yawata Works	2,779	New Materials Division and Silicon Wafer Division	43
Muroran Works	482	Technical Development Bureau	941
Kamaishi Works	156	Domestic sales offices	459
Hirohata Works	1,054	Overseas offices	29
Hikari Works	893		
Nagoya Works	2,640		
Sakai Works	189		
Kimitsu Works	2,872	Total	16,481
Oita Works	1,476		
Tokyo Works	95		

Notes:

1. The number of employees does not include 25 employees who have been seconded from other companies (seven to the head office, five to Yawata Works, one to Hirohata Works, five to Hikari Works, six to Nagoya Works and one to Engineering Divisions Group).
2. The number of employees does not include 7,830 employees who have been seconded to other companies.
3. The number of employees at the end of fiscal 2002 declined by 889 compared with the previous fiscal year-end total of 17,370 persons.

• Average age of employees 41.7 years old
• Average employment years 21.8 years

(7) Overview of Important Business Relations

• Important subsidiaries and affiliates

(Steelmaking and steel fabrication)

Company name	Paid-in capital (Millions of yen)	Voting right percentage (%)	Principal business
Nittetsu Steel Sheet Corporation	11,019	58.8	Manufacture and sale of galvanized sheets, pre-painted galvanized sheets, coated sheets and building materials
Hokkai Iron & Coke Co., Ltd.	9,255	80.0	Manufacture and sale of pig iron, blast-furnace slag, coke, etc.
Osaka Steel Co., Ltd.	8,769	*61.7	Manufacture and sale of shapes, deformed bars, fabricated steel products and billets
Nippon Steel Metal Products Co., Ltd.	5,912	*83.6	Manufacture and sale of structural materials for buildings and civil engineering, pre-painted galvanized sheets, steelmaking fluxes and CC powder
Nittetsu Steel Pipe Co., Ltd.	3,497	*57.0	Manufacture, painting and sale of pipes and tubes
Nippon Steel Logistics Co., Ltd.	2,238	59.7	Ocean and land transportation, warehousing

Nippon Steel Shipping Co., Ltd.	2,227	76.0	Ocean transportation
Nippon Steel Welding Products & Engineering Co., Ltd.	2,200	68.2	Manufacture and sale of welding materials and apparatus
Nippon Steel Drum Co., Ltd.	1,654	*55.3	Manufacture and sale of drums
Nippon Steel Blast Furnace Slag Cement Co., Ltd.	1,500	100.0	Manufacture and sale of cement and slag products
Nittetsu Cement Co., Ltd.	1,500	55.0	Manufacture and sale of cement
Nittetsu Elex Co., Ltd.	1,032	90.3	Design, maintenance and construction related to electrical instrumentation apparatus
Nippon Steel Transportation Co., Ltd.	500	*87.8	Harbor and land transportation, cargo handling
Nippon Steel U.S.A., Inc.	US$ 22 million	100.0	Investment and financing in business entities and information gathering in the United States
Nippon Steel Australia Pty. Limited	AU$21 million	100.0	Sydney Office (local firm), participation in mining business in Australia
Siam Nippon Steel Pipe Co., Ltd.	Thai Baht 779 million	60.8	Manufacture and sale of electrical-resistance welded pipe and tubes for machine structural applications
Nippon Steel Development Canada Ltd.	CAN$10 million	100.0	Sale of coal produced in Alberta, Canada
Nichia Steel Works Ltd.	8,604	24.3	Manufacture and sale of wire rods, bolts and pre-painted galvanized sheets
Japan Casting & Forging Corp.	6,000	42.0	Manufacture and sale of castings, forgings, ingots, billets, etc.
Krosaki Harima Corporation	5,537	45.7	Manufacture and sale of refractories and construction of furnaces
Taihei Kogyo Co., Ltd.	5,468	*38.0	Execution of civil engineering and construction, manufacture and installation of machinery and equipment, ironmaking operations
Nittetsu Mining Co., Ltd.	4,176	20.4	Mining and sale of limestone, dolomite and crushed stone, manufacture and sale of electrolytic copper
Geostr Corporation	3,352	*26.1	Manufacture and sale of concrete products for civil engineering and construction
Daiwa Can Company	2,400	33.4	Manufacture and sale of metallic, plastic and paper containers
Seitetsu Unyu Co., Ltd.	2,000	30.5	Harbor and land transportation, cargo handling
Sanko Metal Industrial Co., Ltd.	1,980	*17.3	Manufacture, processing, construction and sale relating to metallic roofs, building materials, etc.
Takasago Tekko K.K.	1,504	19.4	Manufacture and sale of cold-finished stainless and specialty steel
Suzuki Metal Industry Co., Ltd.	1,200	22.2	Manufacture and sale of wire rod fabricated products
Sanyu Co., Ltd.	1,028	*17.3	Manufacture and sale of cold-finished bars and cold-heading wire

The Siam United Steel (1995) Company Limited	Thai Baht 9,000 million	36.3	Manufacture and sale of cold-rolled steel sheets
Guangzhou Pacific Tinplate Co., Ltd.	US$36 million	27.3	Manufacture and sale of tinplate

(Engineering and construction)
No important subsidiaries and affiliates

(Urban development)

Nippon Steel City Produce, Inc.	5,750	100.0	Sale, purchase and lease of real estates

(Chemicals and nonferrous materials)

Nippon Steel Chemical Co., Ltd.	40,966	*67.8	Manufacture and sale of coke and chemical products, and electronic components
Yutaka Electric Mfg. Co., Ltd.	1,250	100.0	Manufacture and sale of power supply equipment for electronic apparatuses
Wacker NSCE Corporation	13,500	45.0	Manufacture and sale of silicon wafers

(System solutions)

NS Solutions Corporation	12,952	72.2	Engineering and consulting concerning computer systems

(Services and others)

Nittetsu Finance Co., Ltd.	1,000	100.0	Financing, debt factoring
Sunvenus Takarazuka Co., Ltd.	775	*100.0	Management of nursing homes for the elderly
Nittetsu Kagoshima Geothermal Co., Ltd.	700	70.0	Production and sale of geothermal steam for power generation
Nippon Steel International Finance PLC	US$10 million	100.0	Capital procurement and investment in the Euro market
Nippon Steel Southeast Asia Pte. Ltd.	Singapore$ 16 million	100.0	Investment in Asian business entities and information gathering
Nippon Steel Trading Co., Ltd.	8,750	*39.6	Sale and purchase of steel and nonferrous materials, machinery, raw materials and fuels
Kyushu Oil Company, Limited	6,300	36.0	Petroleum refining and sale of petroleum products
Tetra Co., Ltd.	2,251	*22.4	Execution of civil engineering, lease of block molds
Space World, Inc.	2,000	*46.0	Management of space-oriented training facilities, exhibition and leisure facilities

Note: *Includes shares owned by subsidiaries

○ Progress of business integration

• On October 1, 2002, Daido Steel Sheet Corporation, a consolidated subsidiary of Nippon Steel, acquired the shares of Taiyo Steel Co., Ltd., another consolidated subsidiary of Nippon Steel. This made Taiyo Steel a wholly-owned subsidiary of Daido Steel Sheet and resulted in the integration of both companies' production and marketing operations in the area of steel products and structural materials. Along with this, Daido Steel Sheet changed its corporate name to Nittetsu Steel Sheet Corporation and undertook a capital increase of about ¥2.9 billion in which Nippon Steel subscribed for the whole amount.

• On April 1, 2002, Nippon Steel Logistics Co., Ltd. merged with Nittetsu Ryutsu Center, both of which were consolidated subsidiaries of Nippon Steel.
• On July 1, 2002, Nippon Steel Welding Products & Engineering Co., Ltd., a consolidated subsidiary of Nippon Steel, and Sumikin Welding Industries, Ltd., a consolidated subsidiary of Sumitomo Metal Industries, Ltd., integrated their welding materials and equipment operations by jointly establishing a new company named Nippon Steel & Sumikin Welding Co., Ltd.
• On May 23, 2002, Krosaki Harima Corporation, an affiliate of Nippon Steel accounted for by the equity method, acquired the shares of Kyushu Refractories Co., Ltd., another affiliate of Nippon Steel accounted for by the equity method. This resulted in Kyushu Refractories becoming a consolidated subsidiary of Krosaki Harima.
• On April 1, 2002, Nippon Steel City Produce, Inc. took over all the operations of Nippon Steel's Urban Development Division through transfer of its business.
• On July 29, 2003, Nippon Steel Chemical Co., Ltd. is scheduled to become a wholly-owned subsidiary of Nippon Steel through share-for-share exchange and at the same time is to undertake a capital increase of ¥35 billion in which Nippon Steel is slated for subscription for the whole amount.
• On March 27, 2003, Yutaka Electric Mfg. Co., Ltd., a consolidated subsidiary of Nippon Steel, implemented a full reduction of capital through a forced write-off while at the same time undertook a capital increase in which Nippon Steel subscribed for about ¥2.5 billion.
• On October 11, 2002, NS Solutions Corporation, a consolidated subsidiary of Nippon Steel, was listed on the Tokyo Stock Exchange. Concurrently, NS Solutions undertook a capital increase of about ¥12.2 billion through public offering, and part of shares of NS Solutions held by Nippon Steel were sold to the public.
• On July 31, 2002, Nippon Steel Trading Co., Ltd., an affiliate of Nippon Steel accounted for by the equity method, implemented a nearly full reduction of capital, not accompanied by a write-off of shares, and at the same time undertook a capital increase of ¥10.0 billion (non-voting preferred shares) that was subscribed for in its entirety by Nippon Steel. In October 2002, Nippon Steel Trading undertook another capital increase of about ¥2.5 billion (ordinary and non-voting preferred shares) in which Mitsui & Co., Ltd. subscribed for the whole amount. Further, on March 29, 2003, Nippon Steel Trading undertook still another capital increase of ¥5.0 billion (non-voting preferred shares) in which Nippon Steel subscribed for the whole amount.

○ Results of business integrations
Consolidated subsidiaries totaled 258 (254 in the previous term) and affiliates accounted for by the equity method totaled 86 (87 in the previous term), including the important subsidiaries and affiliates listed above. Consolidated sales were ¥2,749.3 billion or a gain of ¥167.9 billion over the previous term, consolidated operating profits were ¥142.9 billion or a gain of ¥69.9 billion and consolidated ordinary profits were ¥68.8 billion or a gain of ¥52.1 billion. Consolidated net loss was ¥51.6 billion or an increase of ¥23.2 billion over the net loss for the previous term.

3. Situation after the Settlement of Accounts

At the board of directors' meeting held on April 25, 2003, Nippon Steel approved a contract for a share-for-share exchange aimed at making Nippon Steel Chemical Co., Ltd. a wholly-owned subsidiary of Nippon Steel. The date of the share-for-share exchange was set for July 29, 2003. A contract was then concluded between Nippon Steel and Nippon Steel Chemical on April 25, 2003. In this share-for-share exchange, the treasury stock held by Nippon Steel (100,058,612 shares) are slated for transfer to the shareholders of Nippon Steel Chemical at the rate of 1.059 shares of Nippon Steel per share of Nippon Steel Chemical. Nippon Steel will implement the share-for-share exchange without the approval of the General Shareholders' Meeting in accordance with Section 1, Article 358 of the Commercial Code of Japan.

Note:
Figures indicating monetary values in this 78th Term Business Report are stated by discarding fractional amounts less than the nearest whole number.

03 JUN 7:21

Brief Statement of the Consolidated Closing of Accounts for the March 2003 Term (April 1, 2002 to March 31, 2003)

May 9, 2003

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http://www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel: 81-3-3275-5014
Date of the Meeting of the Board of Directorson the Closing of Accounts: May 9, 2003
Adoption of U.S. Accounting Principles: No

1. Consolidated Performance for the March 2003 Term (April 1, 2002 to March 31, 2003)

(1) Consolidated operating results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	%	¥ Million	%	¥ Million	%
March 2003 term	2,749,306	6.5	142,961	95.7	68,879	311.3
March 2002 term	2,581,399	(6.1)	73,044	(55.1)	16,746	(85.0)

	Net income (loss)		Net income (loss) per share	Fully diluted net income per share	Return on equity	Ratio of ordinary profit to total assets	Ratio of ordinary profit to sales
	¥ Million	%	¥	¥	%	%	%
March 2003 term	(51,686)	—	(7.70)	—	(6.1)	1.8	2.5
March 2002 term	(28,402)	—	(4.17)	—	(3.0)	0.4	0.6

Notes:
1) Equity in net income (loss) of unconsolidated subsidiaries and affiliates:
March 2003 term: (¥20,418 million)
March 2002 term: (¥12,452 million)
2) Average number of shares outstanding during the term (consolidated):
March 2003 term: 6,735,016,953
March 2002 term: 6,806,947,694
(Calculation of the average number of shares outstanding during the March 2002 term includes the number of shares of Nippon Steel held by its subsidiaries and affiliates.)
3) Change in accounting method: No
4) Percentages for sales, operating profit, ordinary profit and net income show year-over-year changes.

(2) Consolidated financial condition

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
March 2003 term	3,757,175	789,443	21.0	118.74
March 2002 term	4,030,596	907,150	22.5	133.27

Note:
Total number of shares outstanding at term-end (consolidated):
March 2003 term: 6,647,565,298
March 2002 term: 6,806,860,672
(Calculation of the average number of shares outstanding at the end of March 2002 term includes the number of shares of Nippon Steel held by its subsidiaries and affiliates.)

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the term
	¥ Million	¥ Million	¥ Million	¥ Million
March 2003 term	334,502	(147,088)	(177,003)	76,603
March 2002 term	215,642	(165,365)	(104,054)	74,194

(4) Scope of consolidation and application of the equity method

Number of consolidated subsidiaries: 258
Number of non-consolidated subsidiaries accounted for by the equity method: none
Number of affiliates accounted for by the equity method: 86

(5) Changes in the scope of consolidation and application of the equity method

Consolidation (newly included): 16 (excluded): 12
Equity method (newly applied): 4 (excluded): 5

2. Forecast of Consolidated Performance for the March 2004 Term (April 1, 2003 to March 31, 2004)

	Sales	Ordinary profit	Net income
	¥ Million	¥ Million	¥ Million
Interim term	1,300,000	50,000	15,000
Full term	2,800,000	140,000	70,000

Reference: Forecast of net income per share (full term): 10.39 yen
The forecast of net income per share is based on the forecasted average number of shares outstanding during the March 2004 term, which takes into account the share-for-share exchange (*kabushiki kokan*) to be executed when Nippon Steel Chemical Co., Ltd. is made a wholly-owned subsidiary of Nippon Steel.

Note:
The above forecast is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Brief Statement of the Consolidated Closing of Accounts. Accordingly, there is a likelihood that the actual business performance for fiscal 2003 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Tasks Ahead" on page 10.

1. Corporate Group

(1) Schematic Diagram of Business

Nippon Steel Group is comprised of the parent company Nippon Steel Corporation, 258 consolidated subsidiaries and 86 affiliates accounted for by the equity method. The Group's overall businesses are categorized into several industry segments: steelmaking and steel fabrication, engineering and construction, urban development, chemicals and nonferrous materials, system solutions, and other businesses (power supply, and services and others). The principal businesses and business relations of Nippon Steel and major subsidiaries and affiliates are outline below.

◎Major consolidated subsidiaries
○Major affiliates accounted for by the equity method



Steelmaking and steel fabrication
(219 companies including Nippon Steel Corporation)
◎Nittetsu Steel Sheet Corporation
◎Hokkai Iron & Coke Co., Ltd.
◎Osaka Steel Co., Ltd.
◎Nippon Steel Metal Products Co., Ltd.
◎Nittetsu Steel Pipe Co., Ltd.
◎Nippon Steel Logistics Co., Ltd.
◎Nippon Steel Shipping Co., Ltd.
◎Nippon Steel Welding Products & Engineering Co., Ltd.
◎Nippon Steel Drum Co., Ltd.
◎Nippon Steel Blast Furnace Slag Cement Co., Ltd.
◎Nittetsu Cement Co., Ltd.
◎Nittetsu Elex Co., Ltd.
◎Nippon Steel Transportation Co., Ltd.
◎Nippon Steel U.S.A., Inc.
◎Nippon Steel Australia Pty. Limited
◎Siam Nippon Steel Pipe Co., Ltd.
◎Nippon Steel Development Canada Ltd.
○Nichia Steel Works Ltd
○Japan Casting & Forging Corp.
○Krosaki Harima Corporation
○Taihei Kogyo Co., Ltd.
○Nittetsu Mining Co., Ltd.
○Geostr Corporation
○Daiwa Can Company
○Seitetsu Unyu Co., Ltd.
○Sanko Metal Industrial Co., Ltd.
○Takasago Tekko K.K.
○Suzuki Metal Industry Co., Ltd.
○Sanyu Co., Ltd.
○The Siam United Steel (1995) Company Limited
○Guangzhou Pacific Tinplate Co., Ltd.
Others
Sale and purchase of products, etc.
Processing, and transportation and cargo handling of raw materials, products, etc., on consignment
Nippon Steel Corporation
Design, construction and management on consignment
Engineering and construction
(19 companies including Nippon Steel Corporation)
Lease of real estate
Urban development
(17 companies including Nippon Steel Corporation)
Service and operational outsourcing
◎Nippon Steel City Produce, Inc.
Others
Sale and purchase of products, etc.
Chemicals and nonferrous materials
(46 companies including Nippon Steel Corporation)
◎Nippon Steel Chemical Co., Ltd.
◎Yutaka Electric Mfg. Co., Ltd.
○Wacker NSCE Corporation
Others
System development, maintenance and administration on consignment
System solutions
(14 companies)
Sale and purchase of products, etc.
◎NS Solutions Corporation
Others
<Other businesses>
Power supply
(Nippon Steel Corporation)
Services and others
(32 companies)
Sale and purchase of products, etc.
◎Nittetsu Finance Co., Ltd.
◎Sunvenus Takarazuka Co., Ltd.
◎Nittetsu Kagoshima Geothermal Co., Ltd.
◎Nippon Steel International Finance PLC
◎Nippon Steel Southeast Asia Pte. Ltd.
◎Space World, Inc.
○Nippon Steel Trading Co., Ltd.
○Kyushu Oil Company Limited
○Tetra Co., Ltd.
Others

Of the subsidiaries owned by the Company at the end of this consolidated term (March 31, 2003), the companies for which their stocks are listed (or publicly-traded) on any of the domestic stock exchanges are as follows:

Company name	Stock exchange where listed
Nittetsu Steel Sheet Corporation	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Osaka Steel Co., Ltd.	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nittetsu Steel Pipe Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Logistics Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Drum Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Chemical Co., Ltd.	First Section of the Tokyo Stock Exchange
NS Solutions Corporation	First Section of the Tokyo Stock Exchange

2. Management Policies

Nippon Steel formulated in March 2003 a Medium-Term Consolidated Business Plan to be implemented during fiscal 2003-2005 (April 1, 2003-March 31, 2006).

Pursuant to this Plan, Nippon Steel will strive to improve international competitiveness and profitability of its core steelmaking business as well as other business sectors, thereby realizing a stronger financial structure as early as possible.

Specifically, the consolidated financial performance figures targeted by the Plan for fiscal 2005 are: ordinary profit of around ¥250 billion (¥68.8 billion in fiscal 2002), return on sales of around 9% (2.5%), return on assets of around 9% (2.6%), interest-bearing debt of around ¥1,600 billion (¥1,871.8 billion) and shareholders' equity of around ¥1,000 billion (¥789.4 billion).

In the steelmaking and steel fabrication sector, Nippon Steel will further enhance its world-class technology and R&D capabilities and improve its competitiveness in terms of quality and costs. Efforts will also be made on responding appropriately to the needs of users at home and abroad. At the same time, strategic alliances with Japanese and foreign steelmakers will be further strengthened and deepened.

In sectors other than steelmaking and steel fabrication, such as the engineering and construction sector, Nippon Steel will consistently work to capture new business opportunities in order to secure and expand earnings. To do this, emphasis will be placed on pursuing synergies with the steelmaking sector and on leveraging a wealth of corporate resources—technological, human and physical—that spans many fields and has been accumulated through operation of the core steelmaking business.

Nippon Steel will also aggressively pursue, as a key policy common to all business sectors, managerial decision making that places a fundamental emphasis on environmental considerations. Specific activities comprising a stepped-up commitment to curb global warming will be implemented in accordance with the "Voluntary Action Program for Environmental Protection by Steelmakers" that is aimed at reducing CO_2 emissions. The company will also promote initiatives to establish a recycling-oriented society by using the infrastructure of its works for such purposes as the effective utilization of plastic waste in coke ovens and the recycling of used tires in cold ferrous material melting furnaces. Nippon Steel will also pour energy into providing customers with environmental and energy solutions.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

Nippon Steel maintains a policy of consistently rewarding its shareholders with stable dividends, taking into account various factors such as capital requirements for reinforcing management structures, operating results for the corresponding fiscal period and future perspectives.

In accordance with the underlying concept of Nippon Steel's corporate management, the autonomous management of each division, each division head assumes primary responsibility for its operating unit, especially with respect to legal compliance, management efficiency and risk management involved in business operations.

In line with this view, in order to ensure legitimate and proper business operations in each division, emphasis is placed on company-wide educational and publicity campaigns regarding the importance of across-the-board legal compliance. Efforts have also been made to improve internal regulations in order to eliminate capricious or arbitrary decision-making and business operations. In addition, an internal audit has been conducted to determine the level of conformity and adherence to laws and internal regulations. Beyond this, a help line system has recently been introduced. Moreover, since 1999 fully half of Nippon Steel's auditors are outside auditors (three out of total six corporate auditors).

In addition to achieving these management policies, Nippon Steel will continue to be a trustworthy company through its fair business management.

3. Operating Results and Financial Situations

(1) Overview of Fiscal 2002

Recovery in the Japanese economy during fiscal 2002 (April 1, 2002 to March 31, 2003) remained slow. The contributing factors were the curtailment of public works expenditures, a retrenchment in private capital investment and continued weakness in consumer spending in the domestic market. These factors more than offset a boost in exports that reflected improved business conditions overseas.

In the steel industry, despite a firm tone in shipments to the automobile and shipbuilding industries, domestic steel demand as a whole remained sluggish. Exports, however, rose in response to robust demand in China and other East Asian countries. As a result, national crude steel production during fiscal 2002 increased by 7.69 million tons over the previous year's tonnage to reach 109.76 million tons. Similarly, crude steel production at Nippon Steel grew by 3.76 million tons to a total of 29.90 million tons.

In this operating environment, Nippon Steel joined its group companies in a vigorous effort to create a structurally robust managerial foundation. An overview of consolidated business operating performance, by business sector, in fiscal 2002 was as follows.

(Consolidated Operating Performance by Business Sector)

(Billions of yen)

	Net sales		Operating profits	
	Fiscal 2002	Fiscal 2001	Fiscal 2002	Fiscal 2001
Steelmaking and steel fabrication	1,980.8	1,828.2	112.8	23.4
Engineering and construction	274.9	294.3	2.4	9.9
Urban development	105.1	130.8	4.4	15.5
Chemicals and nonferrous materials	346.2	326.1	13.4	10.3
System solutions	153.1	149.3	9.7	10.5
Other businesses	79.0	61.2	(2.1)	1.4
Total	2,939.3	2,790.1	140.8	71.3
Elimination of intersegment transactions	(190.0)	(208.7)	2.1	1.7
Consolidated total	2,749.3	2,581.3	142.9	73.0

• Steelmaking and Steel Fabrication

Nippon Steel made a top priority of improving steel prices in order to recover profits as early as possible. To this end, the company prudently tuned production and shipping to match movements in demand and inventory levels. As a result, domestic sales prices, mainly for distributors, showed steady improvement while exports showed continued market strength supported by favorable sales environment.

As for costs, although inflationary factors such as increases in the price of crude oil and raw materials were seen, the company strove mightily to promote the full implementation of every available profit enhancing measure.

Consolidated sales in this sector during fiscal 2002 increased by ¥152.6 billion over the previous year (¥1,828.2 billion), bringing the total to ¥1,980.8 billion. This was mainly due to increased shipments of steel products to the domestic automobile and shipbuilding markets and increased exports to East Asian markets. Supported by improved export prices and substantial cost-cutting achievements, consolidated operating profits also rose to ¥112.8 billion, a gain of ¥89.3 billion over the previous year (¥23.4 billion).

Aggressive efforts were directed at the development and practical application of new steel products designed to meet emerging needs of users in a diversity of fields.

In China, Nippon Steel established a joint venture aimed at promoting eco-friendly, energy-saving housing projects that capitalize on the company's steel-framed house construction technology. The company also launched a joint venture to manufacture and sell motors in order to expand steel product marketing.

Sustained emphasis has been placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. While the company had already been pursuing alliance with each of Sumitomo Metal

Industries, Ltd. and Kobe Steel, Ltd. respectively, in November 2002, Nippon Steel agreed to cross share holding with each of Sumitomo Metals and Kobe Steel respectively to further strengthen alliance with each of them. Meanwhile, Nippon Steel and Sumitomo Metals have agreed on the integration of their stainless steel businesses through a new company that is to be jointly established (*Kyodo Shinsetsu Bunkatsu*), scheduled for October 2003.

As for alliances with foreign steelmakers, rewarding results have accrued from implementation of specific cooperation between Nippon Steel and POSCO of Korea and between Nippon Steel and Arcelor of the EU. Nippon Steel and POSCO have been pursuing promotion of joint R&D activities and technological exchanges, and initiated the joint operation of an electronic system for handling settlements in raw material imports. As part of the alliance with Arcelor, R&D activities in the field of automotive steel sheets and a technological approach in response to the world car projects of major automobile makers are jointly being set forth.

Among companies in the Nippon Steel Group, the following business integrations were implemented.

On October 1, 2002, Daido Steel Sheet Corporation, a consolidated subsidiary of Nippon Steel, acquired the shares of Taiyo Steel Co., Ltd., another consolidated subsidiary of Nippon Steel. This made Taiyo Steel a wholly-owned subsidiary of Daido Steel Sheet and resulted in the integration of both companies' production and marketing operations in the area of steel products and structural materials. Along with this, Daido Steel Sheet changed its corporate name to Nittetsu Steel Sheet Corporation and undertook a capital increase of about ¥2.9 billion in which Nippon Steel subscribed for the whole amount.

On April 1, 2002, Nippon Steel Logistics Co., Ltd. merged with Nittetsu Ryutsu Center, both of which were consolidated subsidiaries of Nippon Steel.

On July 1, 2002, Nippon Steel Welding Products & Engineering Co., Ltd., a consolidated subsidiary of Nippon Steel, and Sumikin Welding Industries, Ltd., a consolidated subsidiary of Sumitomo Metal Industries, Ltd., integrated their welding materials and equipment operations by jointly establishing a new company named Nippon Steel & Sumikin Welding Co., Ltd.

On May 23, 2002, Krosaki Harima Corporation, an affiliate of Nippon Steel accounted for by the equity method, acquired the shares of Kyushu Refractories Co., Ltd., another affiliate of Nippon Steel accounted for by the equity method. This resulted in Kyushu Refractories becoming a consolidated subsidiary of Krosaki Harima.

• Engineering and Construction

Aggressive marketing activities were continued in an effort to return to earlier levels in order receipts in the engineering and construction sector. In the severe operating environment that still prevails, customer-oriented solution projects are being developed and strengthened to accurately meet both social and client needs. Nippon Steel received two contracts in succession: a PCB treatment plant and a gasification and melting furnace for the Kitakyushu Eco-Town project. It also received a redevelopment project for government employee housing in Akabane, Tokyo—the first private finance initiative (PFI) project ordered by the national government.

Overseas, stepped-up marketing efforts to capitalize on market needs in Sakhalin and other Asian districts where energy and resource developments are booming led to successful order receipts for the Sakhalin 1 Pipeline Project and other oil/gas development projects. At the same time, efforts were made to strengthen the company's competitiveness in the field of plant and machinery, including the establishment of a wholly-owned subsidiary in steel sheet processing in China.

Furthermore, the company is pursuing the development of new business in the retail sale of electricity and the provision of wind-generated power.

Both the sales and operating profits of this sector during fiscal 2002 fell due to a decrease in orders received during previous fiscal years: consolidated sales fell ¥19.4 billion from the previous year (¥294.3 billion) to ¥274.9 billion while consolidated operating profits fell ¥7.4 billion from the previous year (¥9.9 billion) to ¥2.4 billion.

• Urban Development

In April 2002, Nippon Steel transferred all the operations of its Urban Development Division to Nippon Steel City Produce, Inc., a wholly-owned subsidiary, in an effort to enhance the Group's real estate business. By solidly integrating the know-how and networks of these two entities, Nippon Steel Group strives to increase profitability as a unique urban developer. Steady progress has been made for the development of company-owned lands, such as the Yawata-Higashida comprehensive development project in Kita-Kyushu and the Hanada development project in Sakai, Osaka. Further, a project to reevaluate assets in the redevelopment of underutilized urban areas has been implemented.

A weakening trend in the entire real estate market, including condominiums, adversely affected operations in the sector. Consolidated sales dropped to ¥105.1 billion in fiscal 2002, a decline of ¥25.6 billion from the previous year (¥130.8 billion), and consolidated operating profits dropped to ¥4.4 billion, a decline of ¥11.1 billion from the previous year (¥15.5 billion).

• Chemical and Nonferrous Materials

Nippon Steel Chemical Co., Ltd., a subsidiary of Nippon Steel, spearheads the chemicals operations of the Nippon Steel Group. This company has developed steadily since its origins in the coal chemicals business and has expanded operations into several growing fields. These include ESPANEX, adhesive-free copper-clad laminated sheets for flexible printed circuit boards in addition to styrene monomers and other petrochemical products. In so doing, it now compares favorably with other major chemical companies in terms of flow profitability. However, in order for Nippon Steel Chemical to develop further as a core company of the Nippon Steel Group's chemical business, it has been judged necessary to make Nippon Steel Chemical a wholly-owned subsidiary of Nippon Steel and to drastically strengthen the company's management base. To this end, Nippon Steel resolved to make Nippon Steel Chemical a wholly-owned subsidiary of Nippon Steel through share for share exchange (*Kabushiki Kokan*) in July 2003 and to subscribe for a capital increase of ¥35 billion in Nippon Steel Chemical.

In the new materials business, Nippon Steel faced a substantial weakening in capital investment by users. This was caused by delays in the recovery of IT-related industries that deal in the structural members of semiconductor manufacturing equipment (fine ceramics products) which, in turn, led to unavoidable stagnancy in sales. In the field of materials for semiconductor including bonding wires, promoted by its subsidiaries, where the market was bottoming out, they made greatest efforts to secure profitability by providing users with technical solutions for its vigorous sales promotion measures. On March 27, 2003, Yutaka Electric Mfg. Co., Ltd., a consolidated subsidiary of Nippon Steel, implemented a full reduction of capital through a forced write-off while at the same time undertook a capital increase in which Nippon Steel subscribed for about ¥2.5 billion.

In the titanium business, the national total for shipments of rolled titanium products decreased, particularly those for chemical and other plants. Nippon Steel, however, successfully maintained shipments at last year's level by actively developing new applications for titanium products, such as mufflers for four-wheeled vehicles and other automobile parts, and eye glasses in the consumer area.

Consolidated sales in the chemicals and nonferrous materials sector as a whole during fiscal 2002 rose to ¥346.2 billion, a gain of ¥20.0 billion over the previous year (¥326.1 billion); consolidated operating profits rose to ¥13.4 billion, a gain of ¥3.0 billion over the previous year (¥10.3 billion).

• System Solutions

The core operations of the system solutions business of the Nippon Steel Group are spearheaded by Nippon Steel's subsidiary, NS Solutions Corporation. In October 2002, NS Solutions was listed on the Tokyo Stock Exchange, thereby taking a significant step toward securing the funds necessary to expand operations and to enhance its presence in the system solutions market. Concurrently, shares of NS Solutions held by Nippon Steel were sold to the public (percentage of shares with voting rights held by Nippon Steel after listing of NS Solutions: 72.2%).

The operating environment of the system solutions business is becoming tighter, marked by ongoing reductions and delays in capital investments on the part of enterprises and by fiercer competition with other system solutions companies. In this environment, NS Solutions is recognized by the market as a system solutions provider with well-established and distinctive technological capabilities in business solutions and other fields. As a result, the company has received a steady flow of orders and has implemented system solutions projects that help enhance the competitiveness of its users.

Consolidated sales in this sector during fiscal 2002 increased by ¥3.7 billion over the previous year (¥149.3 billion) to a total of ¥153.1 billion, while consolidated operating profits came in at ¥9.7 billion, similar to the previous year's level (¥10.5 billion).

• Other Businesses: Electricity Supply, Services and Others

In the area of electricity supply, Nippon Steel's five steelworks—Hirohata, Yawata, Kamaishi, Muroran and Oita—are supplying wholesale electricity to electric power companies.

In the area of services and others, on July 31, 2002, Nippon Steel Trading Co., Ltd., an affiliate of Nippon Steel accounted for by the equity method, implemented a nearly full reduction of capital, not accompanied by a write-off of shares, and at the same time undertook a capital increase of ¥10.0 billion (non-voting preferred shares) that was subscribed for in its entirety by Nippon Steel. In October 2002, Nippon Steel Trading undertook another capital increase of about ¥2.5 billion (ordinary and non-voting preferred shares) in which Mitsui & Co., Ltd. subscribed for the whole amount. Further, on March 29, 2003, Nippon Steel Trading undertook still another capital increase of ¥5.0 billion (non-voting preferred shares) in which Nippon Steel subscribed for the whole amount.

Consolidated sales in the sector during fiscal 2002 amounted to ¥79.0 billion (¥61.2 billion in the previous year); the consolidated operating loss was ¥2.1 billion (compared to profits of ¥1.4 billion in the previous year).

• **Operating Revenues**

As a result of the foregoing, consolidated sales for fiscal 2002 came to ¥2,749.3 billion, or a gain of ¥167.9 billion over the previous year (¥2,581.3 billion). Consolidated operating profits were ¥142.9 billion, or an increase of ¥69.9 billion (¥73.0 billion), and the consolidated ordinary profits were ¥68.8 billion, or an improvement of ¥52.1 billion (¥16.7 billion).

Meanwhile, a total special profit of ¥34.0 billion was posted for fiscal 2002, including a gain of ¥26.3 billion on the sale of investments in securities and investments in subsidiaries and affiliates mostly accrued from Nippon Steel's public offering of its shares in NS Solutions Corporation. However, a total special loss of ¥140.3 billion was also recorded. This included a ¥40.0 billion allowance for doubtful accounts etc. related to a reevaluation based on the early dispositions of lands and other assets held by subsidiaries and other related companies aimed at realizing a sound financial structure earlier than originally planned. Also involved were a loss on valuation of investments in securities, valued at ¥45.4 billion, that resulted mainly from the enforced reevaluation of listed securities such as shares of financial institutions and a loss of ¥19.1 billion on business restructuring in subsidiaries that resulted mainly from the business reorganization of Nippon Steel Chemical Co., Ltd., a core subsidiary in the chemical and nonferrous fields, aimed at drastically strengthening its business structure. Consequently, the consolidated net income before income taxes and minority interest for fiscal 2002 came to a loss of ¥37.3 billion, a decline of ¥12.3 billion from the previous year.

After subtracting ¥17.9 billion (¥19.0 billion in the previous year) as income taxes-current, adding ¥8.7 billion (¥15.2 billion) as income taxes-deferred, and further subtracting ¥5.0 billion (addition of ¥0.4 billion) as a minority interest in the net income of consolidated subsidiaries, the consolidated net loss for fiscal 2002 was ¥51.6 billion (compared to a net loss of ¥28.4 billion in the previous year).

As for non-consolidated operations, sales during fiscal 2002 totaled ¥1,789.7 billion, an increase of ¥108.3 billion from a year earlier as a result of favorable steel shipments to domestic automotive and shipbuilding industries on the one hand and of increased exports to East Asia on the another. Due primarily to improved export prices and thoroughgoing cost reductions, operating profits advanced to ¥92.2 billion on a gain of ¥60.5 billion, and ordinary profits to ¥48.3 billion on an increase of ¥47.6 billion compared with the previous year.

Meanwhile, a total special profit of ¥30.9 billion was posted for fiscal 2002, including a gain of ¥24.3 billion on the sale of subsidiary stock etc. that accrued from Nippon Steel's public offering of its shares in NS Solutions Corporation. However, a total special loss of ¥110.5 billion was also recorded. This included a ¥61.3 billion allowance for loss on guarantees related to a reevaluation based on the early disposition of lands and other assets held by subsidiaries and other related companies aimed at realizing a sound financial structure earlier than originally planned. Also involved was a loss on valuation of investment in securities, valued at ¥41.2 billion, that resulted mainly from the enforced reevaluation of listed securities such as shares of financial institutions. Consequently, a loss of ¥31.2 billion before income taxes and a net loss of ¥20.4 billion were posted in fiscal 2002.

Even under these severe circumstances, however, Nippon Steel will adhere to its basic corporate policy of issuing steady dividend payments and intends to pay a year-end dividend of ¥1.5 per share, unchanged from the previous year.

The 78th annual general meeting of shareholders approved the purchase of treasury stocks capped at 500 million shares and ¥100 billion. Following this, Nippon Steel acquired about 140 million shares at an aggregate of about ¥19.2 billion. The company decided to use part of the newly acquired treasury stocks to execute the above-mentioned share for share exchange needed to make Nippon Steel Chemical Co., Ltd. its wholly-owned subsidiary.

• Assets, Liabilities and Equity at Fiscal 2002 Year-End and Cash Flows during Fiscal 2002

Nippon Steel's consolidated total assets at the end of fiscal 2002 decreased ¥273.4 billion from ¥4,030.5 billion posted at the end of fiscal 2001 to ¥3,757.1 billion. This was attributable primarily to a ¥116.9 billion decrease in investments in securities mainly due to the enforced reevaluation of listed securities such as shares in financial institutions and the decreased latent profit of these shares, a decrease of ¥59.3 billion in current assets due to the reduction of inventories etc. and also a decrease of ¥43.6 billion in tangible fixed assets.

Consolidated total liabilities at the end of fiscal 2002 decreased ¥174.7 billion from the figure at the end of the previous year (¥3,057.8 billion). This decrease resulted mainly from a reduction in loans and the redemption of corporate bonds, which combined to come to a total of ¥142.7 billion.

Shareholders equity at the end of fiscal 2002 decreased ¥117.7 billion from the level at the end of fiscal 2001 (¥907.1 billion) to ¥789.4 billion. This was attributable mainly to consolidated net loss of ¥51.6 billion for fiscal 2002, cash dividends of ¥10.2 billion paid through the appropriation of fiscal 2001's net income, a loss of ¥33.6 billion upon unrealized gains on available-for-sale securities and newly acquired treasury stock of an aggregate of ¥19.2 billion.

Cash flows from operating activities during fiscal 2002 resulted in a total income of ¥334.5 billion (¥215.6 billion in the previous year). This total was obtained by adding ¥196.6 billion in depreciation and amortization to ¥37.3 billion in consolidated net loss before income taxes and minority interest; reducing ¥39.7 billion in notes and accounts receivable-trade and ¥24.2 billion in inventories; adding those that do not cause any outflow of cash, such as loss of ¥44.4 billion on valuation of investments in securities (which is included in ¥37.3 billion in consolidated net loss before income taxes and minority interest for fiscal 2002) and an increase of ¥38.8 billion in reserves for doubtful accounts; and adding and subtracting payments for enterprise taxes and other items.

Cash flows from investing activities recorded a total expenditure of ¥147.0 billion (¥165.3 billion in the previous year). This resulted from the outlays of ¥206.6 billion for the acquisition of tangible and intangible fixed assets minus the income of ¥63.4 billion from the sale of investments in securities, including the sale of shares of NS Solutions Corporation following the listing of that corporation on the Stock Exchange.

Free cash flows of ¥187.4 billion arising from the above was appropriated for the repayment of loans and the redemption of bonds and notes, totaling ¥144.0 billion, cash dividends of ¥10.2 billion, purchase of treasury stocks and others.

In order to provide the capital required for such cash payments as the redemption of bonds and notes and the repayment of long-term loans, Nippon Steel closely watched developments in the financial market and secured less expensive capital by, among other means, issuing corporate bonds and acquiring long-term loans. In addition, the company committed itself to promoting more efficient use of funds through a consolidated cash management system (CMS) and the liquidation of consolidated asset holdings, thereby strengthening its consolidated financial structure.

As a result, at the end of fiscal 2002, loans and bonds amounted to ¥1,867.9 billion, and cash and cash equivalents ¥76.6 billion.

(2) Tasks Ahead

Several negative factors suggest diminished prospects for the Japanese economy for fiscal 2003. At the same time that public works expenditures and housing investments are expected to continue on a downward trend, any recovery in consumer spending and private capital investment will continue to be slow. In addition, it is feared that buoyant exports will see a downturn, due partly to growing uncertainty about the future of the U.S. economy.

In the steel industry, along with a forecasted year-to-year decline in domestic demand for fiscal 2003, there is a possibility that export markets will enter a phase of gradual adjustment.

Under such anticipated conditions, Nippon Steel remains determined to give top priority to improving sales prices. While prudently watching changes in demand and inventory levels, the company will fine-tune production and shipping and will commit itself to implementing thorough cost-cutting and other profitability-improvement measures.

In engineering and construction, as well as other business sectors, every possible effort will be made to improve and strengthen profitability amid the continuing severe business environment.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

Nippon Steel's full-year projections for consolidated operating performance for fiscal 2003 (April 2003 to March 2004) are: consolidated sales of approximately ¥2,800.0 billion (about ¥1,300.0 billion in the first half of the year); consolidated operating profits of approximately ¥190.0 billion (about ¥75.0 billion); consolidated ordinary profits of approximately ¥140.0 billion (about ¥50.0 billion) and a consolidated net income of approximately ¥70.0 billion (about ¥15.0 billion).

On a non-consolidated basis, Nippon Steel expects to achieve full-year sales of approximately ¥1,800.0 billion (about ¥870.0 billion in the first half of the year); operating profits of approximately ¥150.0 billion (about ¥60.0 billion); ordinary profits of approximately ¥110.0 billion (about ¥40.0 billion) and a net income of approximately ¥50.0 (about ¥10.0 billion).

(3) Trends in Cash Flow Indicators

Fiscal year-end	2000	2001	2002	2003
Ratio of shareholders' equity (%)	21.3	23.2	22.5	21.0
Ratio of shareholders' equity at market price (%)	40.0	33.5	32.1	25.1
Debt redemption term (years)	5.3	6.9	9.3	5.6
Interest coverage ratio (times)	8.8	7.6	6.4	11.5

Notes:
Ratio of shareholders' equity: Shareholders' equity/Total assets
Ratio of shareholders' equity at market price: Current aggregate value of shares/Total assets
Debt redemption term: Interest-bearing debt/Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities/Interest expenses

*Each indicator is calculated from the figures in the consolidated financial statements.
*Current aggregate value of shares is calculated by multiplying the common stock price at term end by the number of shares outstanding at term end.
*Interest-bearing debts cover all debts bearing interests (short-term loans, commercial papers, corporate bonds due within one year, corporate bonds, convertible bonds, and long-term loans).
*Cash flows from operating activities in the consolidated statements of cash flows are used for the cash flows from operating activities, and the interest expenses in the consolidated statements of cash flows is used for the interest expenses.

I. Basis of Presenting the Consolidated Financial Statements

1. Scope of consolidation and application of the equity method
The consolidated financial statements include the accounts of Nippon Steel Corporation and its 258 subsidiaries. The equity method was applied to investments in 86 of its affiliates.

2. Closing date of the consolidated subsidiaries
Certain consolidated subsidiaries including Nippon Steel U.S.A, Inc., have closing dates, either December 31 or February 28, different from the consolidation closing date of the Corporation, which is March 31. These companies are consolidated after making adjustments to reflect any material transactions that took place between their closing date and March 31. Tokai Special Steel Co., Ltd. has its closing date on November 30 and thus the company is consolidated after making temporary settlement of accounts in conformity with the company's regular settlement of accounts.

3. Accounting standard
(1) Valuation basis and valuation method for major assets
a. Securities
• Securities held to maturity: Amortized cost method (straight-line method)
• Other securities:
Marketable securities are stated at fair value based on market price, etc., on the closing date (the difference in revaluation is included in shareholders' equity, and the cost of selling is calculated by the moving-average method), and non-marketable securities are valued at cost as determined by the moving-average method.
b. Inventories
Inventories are mainly valued at cost determined by the periodic-average method.

(2) Depreciation method for major depreciable assets
a. Tangible fixed assets
The declining-balance method is mainly adopted. The major assets to which the straight-line method is applied are all the tangible fixed assets of Nippon Steel Chemical Co., Ltd., which is a consolidated subsidiary.

However, the depreciation method of buildings (excluding auxiliary facilities attached to buildings) that was acquired on and after April 1, 1998, are computed using the straight-line method.

Major durable years are as follows:

Buildings and structures	7~60 years
Machinery and transportation equipment	4~20 years

b. Intangible fixed assets
Amortization is generally computed using the straight-line method. For computer software purchased from third parties and software for which contracts have been concluded under which fees are payable by third parties, the straight-line method based on the software's internal estimated useful life (five years) is adopted.

(3) Accounting basis for major reserves
a. Allowance for doubtful accounts
To prepare for credit losses, the allowance for doubtful accounts is provided, in accordance with the actual write-off rate and on a case-by-case basis for certain other doubtful receivables.

b. Accrued pension and severance costs
To provide for the future payment of retirement benefits to employees, the Corporation provides for amount for the accrued pension and severance costs, based on the estimated payments as of the end of this consolidated term.

The amortization of the implementation of a new accounting standard at the beginning of fiscal 2000 has been collectively written off at the interim term of fiscal 2000 by the Corporation and some of its consolidated subsidiaries by establishing employee retirement benefit trusts, and the remaining amount is mainly amortized by the straight-line method over a period of five years.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years for the Corporation, generally 1~ 5 years for its consolidated subsidiaries).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years for the Corporation, generally 7~15 years for its consolidated subsidiaries), mainly starting with the following term of accrual.

c. Reserve for special repairs
The reserve for special repairs is calculated based on past repairing experiences for blast furnaces, hot blast stoves and ships.

(4) Accounting for significant leases
Finance lease contracts, other than those by which the ownership of the leased assets is to be transferred to lessees, are mainly accounted for by a method similar to the operating lease method.

(5) Hedge accounting method
a. Hedge accounting method
Deferred hedge accounting is adopted. Forward exchange contracts and receivables and payables in foreign currencies meeting the appropriation requirements are appropriated, and interest rate swaps meeting the special treatment requirements are specially treated.

b. Hedging means and the transactions hedged
- forward exchange contracts: Trades in foreign currency, receivables and payables and future transactions in foreign currencies
- Interest rate swaps: Loans and bonds and notes
- Commodity futures trading: Payables and future contracts in nickel purchasing

c. Hedging policy
The Corporation hedges the risk from fluctuations in interest rates, foreign exchange rates and price of raw nickel in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to engage in derivative transactions only in transactions based on actual demand, under the policy that the Corporation shall not use them for speculative trading purpose. The consolidated subsidiaries similarly follow the aforementioned hedging policy as a general rule.

d. Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. However, the evaluation pertaining to forward exchange contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement are omitted.

(6) Other major policies for presenting the consolidated financial statements
a. Accounting for revenues
The Corporation applies the percentage-of-completion method in accounting for revenues relating to large-scale (contract amount of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts, and applies the completion-of-contract method for all other contracts.

Revenues from construction contracts accounted for by the percentage-of-completion method are ¥59,470 million.

b. Accounting for consumption taxes
The consumption tax and the local consumption tax are generally not included in revenues and expenses.

c. Accounts on treasury stocks and legal reserves
The "Accounting Standard Concerning Treasury Stocks and Legal Reserves" (Enterprise Accounting Standard No. 1) was adopted starting from the March 2003 term. The effect on income (loss) during the term due to this adoption is slight. Meanwhile, the shareholders' equity section as stated in the Consolidated Balance Sheets at the end of the term and Additional Paid-in Capital and Retained Earnings have been prepared in accordance with the revised rules governing consolidated financial statements. Similarly, these two items at the end of previous term have been organized so that they conform with the revised rule.

d. Per-share Information

The "Accounting Standard Concerning the Per-share Net Income for the Current Term" (Enterprise Accounting Standard No. 2) and the "Guideline for the Application of the Accounting Standard Concerning the Per-share Net Income for the Current Term" (Enterprise Accounting Standard No. 4) have been adopted starting from the March 2003 term. The effect due to this adoption is slight.

4. Evaluation of assets and liabilities of consolidated subsidiaries
The assets and liabilities of consolidated subsidiaries are valued using the full mark-to–market method.

5. Amortization of consolidation adjustments
The amortization of those consolidation adjustments for which effective years can be estimated in the year of their accrual is written off over those years, and all other consolidation adjustments are amortized on a straight-line basis over a period of five years.

6. Appropriation of retained earnings
The calculation of consolidated retained earnings is based on the appropriations of retained earnings for consolidated companies that determined them during the consolidated fiscal year.

7. Scope of Cash and cash equivalents in the consolidated statements of cash flows
Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, bank deposits on demand and short-term investments due within three months from the acquired date which are easily convertible into cash with little risk of value fluctuation.

II. Additional Information

Relinquishment of the entrusted portion of pension funds
In conjunction with the enforcement of the "Defined-payment Enterprise Pension Law," some domestic consolidated subsidiaries obtained approval from the Minister of Health, Labour and Welfare during the March 2003 term, for exemption from the duty to make future payments with respect to the entrusted portion of the pension funds.

As of the date of such approval and pursuant to the transitional measures prescribed in Section 47-2 of "Retirement Pension Payment Accounting Guidelines (Interim Report)" (Report No. 13 of the Committee on Accounting Systems, the Japanese Institute of Certified Public Accountants), the domestic consolidated subsidiaries concerned wrote off those retirement pension debts classified as entrusted portions and pension assets equivalent to the amount of restitution.

The amount of restitution at the end of March 2003 term was ¥13,208 million.

III. Notes to the Consolidated Financial Statements

1. Notes to consolidated balance sheets

(1) Accumulated depreciation deducted from tangible fixed assets was ¥4,780,955 million (¥4,682,275 million the previous year).

(2) Discounted notes receivable were ¥3,880 million (¥5,389 million as at March 31, 2002).

(3) Notes receivable transferred by endorsement were ¥964 million (¥1,528 million the previous year).

(4) The assets pledged as collateral were ¥161,108 million (¥180,959 million the previous year).

(5) The outstanding guarantee of loans was ¥62,336 million as of March 31, 2003 (¥94,837 million as of March 31, 2002), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥59,268 million (¥91,930 million as of March 31, 2002).

The outstanding committed guarantee of loans as of March 31, 2003 was ¥32,891 million (¥42,280 million as of March 31, 2002), and the substantial amount taking into account the committed guarantee of loans undertaken by others was ¥21,039 million (¥24,955 million as of March 31, 2002).

(6) Nittetsu Finance Co., Ltd., a consolidated subsidiary of the Corporation, undertakes money lending mainly to the Corporation's subsidiaries and affiliates. The balance of lending not implemented in relation to lending commitments are as follows:

(Millions of yen)

	March 2003 term-end	March 2002 term-end
Total of the maximum overdrawn account and the lending commitment	7,789	5,028
Balance of lending implemented	7,789	4,550
Balance	—	478

2. Notes to consolidated statements of cash flows

Relations between the term-end balance of cash and cash equivalents and the accounts listed in the consolidated balance sheets

(Millions of yen)

	March 2003 term-end	March 2002 term-end
Cash and deposits account	78,132	74,343
Time deposits with maturities exceeding three months	(2,351)	(1,061)
Securities due within three months	822	770
Bonds with repurchase agreement included in "Other" under current assets	—	141
Cash and cash equivalents	76,603	74,194

3. Segment Information

(1) Information by Industry Segment

March 2003 term (April 1, 2002 to March 31, 2003)

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
I. Sales and operating profit (loss)									
Sales									
(1) Customers	1,941,907	247,456	97,119	265,266	125,526	72,029	2,749,306	—	2,749,306
(2) Intersegment	38,902	27,447	8,069	80,966	27,616	7,029	190,031	(190,031)	—
Total	1,980,809	274,903	105,188	346,232	153,143	79,059	2,939,337	(190,031)	2,749,306
Operating costs and expenses	1,867,993	272,443	100,718	332,774	143,366	81,215	2,798,511	(192,166)	2,606,344
Operating profit (loss)	112,816	2,460	4,469	13,458	9,776	(2,155)	140,825	2,135	142,961
II. Assets, depreciation and capital expenditure									
Assets	2,813,843	216,367	186,962	292,937	97,482	353,667	3,961,261	(204,086)	3,757,175
Depreciation	163,644	1,914	2,509	13,416	1,282	14,255	197,023	(369)	196,653
Capital expenditure	125,765	2,180	2,533	12,066	1,097	22,804	166,449	(3,131)	163,318

March 2002 term (April 1, 2001 to March 31, 2002)

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
I. Sales and operating profit									
Sales									
(1) Customers	1,791,743	245,018	120,865	248,176	122,087	53,507	2,581,399	—	2,581,399
(2) Intersegment	36,463	49,304	9,942	77,988	27,311	7,744	208,754	(208,754)	—
Total	1,828,206	294,323	130,808	326,164	149,398	61,251	2,790,154	(208,754)	2,581,399
Operating costs and expenses	1,804,724	284,410	115,232	315,785	138,894	59,794	2,718,841	(210,485)	2,508,355
Operating profit	23,482	9,913	15,576	10,379	10,504	1,457	71,312	1,731	73,044
II. Assets, depreciation and capital expenditure									
Assets	2,963,927	246,122	193,400	316,898	72,944	400,858	4,194,152	(163,556)	4,030,596
Depreciation	164,693	2,008	4,754	17,264	1,160	7,819	197,701	(365)	197,336
Capital expenditure	165,202	1,949	904	10,442	1,720	19,543	199,763	(3,961)	195,801

Note: Industry segmentation method

The Corporation and its subsidiaries operate in the segments comprising "steelmaking and steel fabrication," "engineering and construction," "urban development," "chemicals and nonferrous materials," "system solutions," "power supply" and "services and other businesses." "Power supply" and "services and other businesses" are together presented as "Other businesses" in the above list.

The business segment and presentation method have been determined based on the basic policy to present the characteristics of the respective business areas accurately and concisely in the diversifying business structure.

(March 2003 term)

In transferring all the operations of the Corporation's Urban Development Division to Nippon Steel City Produce, Inc., a wholly-owned subsidiary, implemented in April 2002, some of the companies which were categorized as "urban development" in the previous term were transferred to "other businesses." As a result, sales, operating costs and expenses, operating profits, depreciation and capital expenditure of relevant companies, appropriated in "urban development" in the previous term, were appropriated in "other businesses" from the March 2003 term. Following the appropriation, sales and operating costs and expenses of "urban development" decreased by ¥7,453 million and ¥8,218 million respectively, and operating profits increased by ¥765 million, while depreciation and capital expenditure of "urban development" decreased by ¥1,929 million and ¥382 million respectively. Sales and operating costs and expenses of "other businesses" increased by ¥7,453 million and ¥8,218 million respectively, and operating profits decreased by ¥765 million, while depreciation and capital expenditure of "other businesses" increased by ¥1,929 million and ¥382 million respectively.

(March 2002 term)
To more accurately describe the actual the business operations being promoted, the business segment "Electronics & Information Systems" was changed to "System Solutions" starting from the March 2002 term. Also, in transferring all the operations of the Corporation's Urban Development Division to Nippon Steel City Produce, Inc., a wholly-owned subsidiary, implemented in April 2002, some of the companies which hitherto were categorized as "urban development" and the real estate which hitherto had been imputed to "urban development" were transferred to "other businesses" and "steelmaking and steel fabrication" respectively in January 2002. This was done so as to adapt to the actual administrative conditions of the businesses and to enhance the usefulness of each segment information. Following the transfer, the assets of the Urban Development Division decreased by ¥31,119 million from the previous term, while as a result of this the assets allocated to "other businesses" increased by ¥25,731 million and those allocated to "steelmaking and steel fabrication" by ¥5,388 million. Meanwhile, taking into account the transfer period mentioned above, sales, operating costs and expenses, operating profits, depreciation and capital expenditures are presented through the term according to the business segment hitherto adopted.

(2) Geographic segment information

March 2003 term

Domestic sales cover more than 90% of consolidated sales at all business segments, therefore, geographic segment information is omitted.

March 2002 term

Domestic sales cover more than 90% of consolidated sales at all business segments, therefore, geographic segment information is omitted.

(3) Overseas sales

March 2003 term (Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	463,409	147,719	611,129
II Consolidated sales			2,749,306
III Percentage of overseas sales to consolidated sales (%)	16.8	5.4	22.2

Notes:

1) Nations or regions are classified according to geographical proximity.

2) Major nations or regions in the respective categories:

(1) Asia: China, South Korea, Taiwan, Thailand

(2) North America, etc.: United States

3) "Overseas sales" represents sales of Nippon Steel and its consolidated subsidiaries made in nations or regions other than Japan.

March 2002 term (Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	346,993	167,678	514,672
II Consolidated sales			2,581,399
III Percentage of overseas sales to consolidated sales (%)	13.4	6.5	19.9

Notes:

1) Nations or regions are classified according to geographical proximity.

2) Major nations or regions in the respective categories:

(1) Asia: China, South Korea, Taiwan

(2) North America, etc.: United States

3) "Overseas sales" represents sales of Nippon Steel and its consolidated subsidiaries made in nations or regions other than Japan.

Events after the Settlement of Accounts

At the meeting of the board of directors held on April 25, 2003, Nippon Steel approved a contract for a share-for-share exchange aimed at making Nippon Steel Chemical Co., Ltd. a wholly-owned subsidiary of Nippon Steel. The date of the share-for-share exchange was set for July 29, 2003. A contract was then concluded between Nippon Steel and Nippon Steel Chemical on April 25, 2003. In this share-for-share exchange, the treasury stocks held by Nippon Steel (100,058,612 shares) are slated for transfer to the shareholders of Nippon Steel Chemical at the rate of 1.059 shares of Nippon Steel per share of Nippon Steel Chemical. Nippon Steel will implement the share-for-share exchange without the approval of the General Shareholders' Meeting in accordance with Section 1, Article 358 of the Commercial Code of Japan.

8. Overview of the Non-Consolidated Financial Statements for the March 2003 Term (April 1, 2002 to March 31, 2003)

May 9, 2003

03 JUL 24 7:21

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http:www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Closing of Accounts: May 9, 2003
Date of the Ordinary General Meeting of Shareholders: June 26, 2003
Interim Dividend System: Yes
Adoption of one unit share system: One unit share (1,000 shares)

1. Non-Consolidated Performance for the March 2003 Term (April 1, 2002 to March 31, 2003)

(1) Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	(%)	¥ Million	(%)	¥ Million	(%)
March 2003 term	1,789,706	6.4	92,279	190.8	48,359	—
March 2002 term	1,681,406	(9.0)	31,729	(73.0)	702	(99.1)

	Net income (loss)		Net income (loss) per share	Fully diluted net income per share	Return on equity	Ratio of ordinary profit to total assets	Ratio of ordinary profit to sales
	¥ Million		¥	¥	%	%	%
March 2003 term	(20,447)	—%	(3.03)	—	(2.7)	1.8	2.7
March 2002 term	(28,129)	—%	(4.13)	—	(3.5)	0.0	0.0

Notes:
1) Average number of shares outstanding during the term:
March 2003 term: 6,748,835,479
March 2002 term: 6,806,947,694
2) Change in accounting method: No
3) Percentages for sales, operating profit, ordinary profit and net income show year-over-year changes.

(2) Dividend status

	Annual dividend per share			Total dividends (annual)	Payout ratio	Dividend rate for shareholders' equity
		Interim	Year-end			
	¥	¥	¥	¥ million	%	%
March 2003 term	1.50	0.00	1.50	9,991	—	1.4
March 2002 term	1.50	0.00	1.50	10,210	—	1.3

(3) Financial position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
March 2003 term	2,588,698	713,772	27.6	107.15
March 2002 term	2,738,973	793,557	29.0	116.58

Notes:

1) Total number of shares outstanding at term-end:
   March 2003 term: 6,661,170,688
   March 2002 term: 6,806,860,672
2) Number of treasury stock at term-end:
   March 2003 term: 145,810,289
   March 2002 term: 120,305

2. Forecast for Non-Consolidated Performance for the March 2004 Term (April 1, 2003 to March 31, 2004)

	Sales	Ordinary profit	Net income	Annual dividend per share		
				Interim term	Term-end	Total
	¥ Million	¥ Million	¥ Million	¥	¥	¥
September 2003 interim term	870,000	40,000	10,000		—	—
March 2004 term	1,800,000	110,000	50,000	—		

Reference: Forecast net income per share (full year): 7.42 yen

The forecast of net income per share is based on the average number of shares outstanding during the March 2003 term, which takes into account the share-for-share exchange (*kabushiki kokan*) executed when Nippon Steel Chemical Co., Ltd. was made a wholly-owned subsidiary of Nippon Steel.

Notes:

1) Annual dividend per share is not presented because it has not yet been determined.
2) The above forecast is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Brief Statement of Consolidated Closing of Accounts. Accordingly, there is a likelihood that the actual business performance for fiscal 2003 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Tasks Ahead" on page 10.

Notes to the Non-Consolidated Financial Statements

I. Important Accounting Policies

1. Valuation basis and valuation method for marketable securities

• Shares of subsidiaries and affiliates are valued at cost determined by the moving-average method.

• For other securities, Marketable securities are stated at fair valuebased on market prices, etc., on the closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving-average method), and non-marketable securities are valued at cost determined by the moving-average method.

2. Valuation basis and valuation method for inventories

• Finished products, semifinished products and raw materials are valued at cost determined by the periodic-average method.
• Work in process is valued at the lower of cost or market value with cost being determined by the specific-identification method.
• Molds and rolls are valued at the lower of cost or market value with cost being determined by the periodic-average method. Other supplies are valued at the lower of cost or market value with cost being determined by the first-in first-out method.

3. Depreciation method for fixed assets

(1) Tangible fixed assets
Tangible fixed assets are depreciated by the declining-balance method.
However, the depreciation method of buildings (excluding auxiliary facilities attached to buildings) that were acquired on and after April 1, 1998, are computed using the straight-line method.
Major durable years are as follows:

Buildings	8~47 years
Structures	7~60 years
Machinery and equipment	7~15 years

(2) Intangible fixed assets
Amortization is generally computed using the straight-line method. For purchased computer software and software for which contracts have been concluded under which fees are payable by third parties, the straight-line method based on its internal estimated useful life (five years) is adopted.

4. Accounting basis for reserves

(1) Allowance for doubtful accounts
To prepare for credit losses, the allowance for doubtful accounts is provided, in accordance with the actual write-off rate and on a case-by-case basis for certain other doubtful receivables.

(2) Accrued pension and severance costs
To provide for the future payment of retirement benefits to employees, the Corporation provides for amount for the accrued pension and severance costs, based on the estimated payments as of the end of this non-consolidated term. The amortization of the implementation of a new accounting standard at the beginning of fiscal 2000 has been collectively written off at the interim term of fiscal 2000 by establishing employee retirement benefit trusts.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years), starting with the following term of accrual.

(3) Reserve for special repairs
The reserve for special repairs is calculated based on past repairing experiences for blast furnaces and hot blast stoves.

(4) Allowance for the loss on guarantees

To provide for the loss involved in guarantees of loans and others, the allowance for the loss on guarantees is provided by taking into account the financial conditions, etc. of the borrowers.

5. Accounting for revenue

The Corporation applies the percentage-of-completion method in accounting for revenue relating to large-scale (contract amount of ¥3 billion or more) and long-term (construction period more than 12 months) construction contracts, and applies the completion-of-contract method for all other contracts.

Revenues from construction contracts accounted for by the percentage-of-completion method aggregated ¥59,470 million.

6. Accounting for leases

Finance lease contracts, other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for by a method similar to the operating lease method.

7. Hedge accounting method

(1) Hedge accounting method

Deferred hedge accounting is adopted. Forward exchange contracts and receivables and payables in foreign currencies meeting the appropriation requirement are appropriated, and interest rate swaps meeting the special treatment requirements are specially treated.

(2) Hedging means and the transactions hedged

- Forward exchange contracts: Trades in foreign currency, receivables and payables and future transactions in foreign currencies
- Interest rate swaps: Loans and bonds and notes
- Commodity futures trading: Payables and future contracts in nickel purchasing

(3) Hedging policy

The Corporation hedges the risk from fluctuations in interest rates or foreign exchange rates and price of raw nickel in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to engage in derivative only in transactions based on actual demand, under the policy that the Corporation shall not use them for speculative trading purpose.

(4) Method to evaluate the effectiveness of hedging instruments

The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. However, the evaluation pertaining to forward exchange contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement are omitted.

8. Accounting for consumption taxes

The consumption tax and the local consumption tax are not included in revenues and expenses.

9. Accounts on treasury stocks and legal reserves

The "Accounting Standard Concerning Treasury Stocks and Legal Reserves" (Enterprise Accounting Standard No. 1) was adopted starting from the March 2003 term. There is no effect on income (loss) during the term due to this adoption. Meanwhile, the shareholders' equity section as stated in the Non-Consolidated Balance Sheets at the end of the term have been prepared in accordance with the revised rules governing financial statements. Similarly, this item at the end of previous term has been organized so that it conforms with the revised rule.

10. Per-share Information

The "Accounting Standard Concerning the Per-share Net Income for the Current Term" (Enterprise Accounting Standard No. 2) and the "Guideline for the Application of the Accounting Standard Concerning the Per-share Net Income for the Current Term" (Enterprise Accounting Standard No. 4) have been adopted starting from the March 2003 term. There is no effect due to this adoption.

II. Notes to the Non-Consolidated Balance Sheet and the Statement of Income

(1) Accumulated depreciation deducted from tangible fixed assets was ¥3,995,059 million (¥3,900,427 million the previous year).

(2) The outstanding guarantee of loans was ¥67,286 million as of March 31, 2003 (¥103,449 million as of March 31, 2002), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥62,482 million as at March 31, 2003 (¥98,175 million as at March 31, 2002).

The ending balance of the committed guarantee of loans was ¥52,039 million as of March 31, 2003 (¥111,275 million as of March 31, 2002), and the substantial amount taking into account the committed guarantee of loans undertaken by others was ¥40,187 million as of March 31, 2003 (¥93,949 million as of March 31, 2002).

Events after the Settlement of Accounts

At the meeting of the board of directors held on April 25, 2003, Nippon Steel approved a contract for a share-for-share exchange aimed at making Nippon Steel Chemical Co., Ltd. a wholly-owned subsidiary of Nippon Steel. The date of the share-for-share exchange was set for July 29, 2003. A contract was then concluded between Nippon Steel and Nippon Steel Chemical on April 25, 2003. In this share-for-share exchange, the treasury stocks held by Nippon Steel (100,058,612 shares) are slated for transfer to the shareholders of Nippon Steel Chemical at the rate of 1.059 shares of Nippon Steel per share of Nippon Steel Chemical. Nippon Steel will implement the share-for-share exchange without the approval of the General Shareholders' Meeting in accordance with Section 1, Article 358 of the Commercial Code of Japan.

Comparison of Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen; Ratio: %)

Segment	Item	March 2003 term	March 2002 term	Variance
Steel products	Quantity (Unit price) Amount	29,171 (¥49,709) 1,450,056	26,312 (¥50,107) 1,318,400	2,859 (¥398) 131,656
Pig iron and steel ingots	Amount	19,071	16,986	2,084
Engineering and construction	Amount	251,916	244,415	7,500
Chemicals and nonferrous materials, and power supply (Note)	Amount	68,662	101,604	(32,941)
Total (exports, inclusive)	Amount	1,789,706 (499,158)	1,681,406 (406,698)	108,300 (92,459)

Note: Including "urban development for fiscal 2001.

Comparison of Production Performance

(Thousand tons)

Product	March 2003 term	March 2002 term	Variance
Pig iron	27,619	26,862	757
Crude steel	29,902	26,140	3,761
Steel products	28,222	25,487	2,735

Statements of Income by Half Year

(Millions of yen)

Item	First half of fiscal 2002		Second half of fiscal 2002		Yearly total
	Amount	%	Amount	%	
Net sales	816,897	100.0	972,809	100.0	1,789,706
Cost of sales	(712,029)		(825,301)		(1,537,331)
Selling, general and administrative expenses	(79,815)		(80,280)		(160,095)
Operating expenses	(791,844)		(905,581)		(1,697,426)
Operating profit	25,052	3.1	67,227	6.9	92,279
Interest and dividend income	6,889		3,196		10,085
Interest expense and discount charges	(11,162)		(10,833)		(21,996)
Other nonoperating profits and loss	(12,303)		(19,707)		(32,010)
Non-operating profit and loss	(16,576)		(27,344)		(43,920)
Ordinary profit	8,475	1.0	39,883	4.1	48,359

Production Performance by Half Year

(Thousand tons)

Product	First half of fiscal 2002	Second half of fiscal 2002	Yearly total
Pig iron	13,919	13,700	27,619
Crude steel	15,003	14,898	29,902
Steel products	13,987	14,235	28,222

Sales Performance by Half Year

(Quantity: Thousand tons; Amount: Millions of yen)

Segment	Item	First half of fiscal 2002	Second half of fiscal 2002	Yearly total
Steel products	Quantity	14,419	14,752	29,171
	(Unit price)	(¥48,180)	(¥51,204)	(¥49,709)
	Amount	694,677	755,379	1,450,056
Pig iron and steel ingots	Amount	9,056	10,014	19,071
Engineering and construction	Amount	79,709	172,206	251,916
Chemicals and nonferrous materials; and power supply	Amount	33,453	35,208	68,662
Total (exports, inclusive)	Amount	816,897 (246,414)	972,809 (252,743)	1,789,706 (499,158)

News Release

December 25.2002	Integration of the Stainless Steel Businesses of Nippon Steel and Sumitomo Metals
November 27.2002	Transfer of Waste Direct Melting Furnace Technology to POSCO E&C
November 21.2002	Financial results for the first half of fiscal 2002
November 14.2002	Integration of the Stainless Steel Business of Nippon Steel Corporation and Sumitomo Metal Industries
November 14.2002	Establishment of Joint Study Committee among Nippon Steel Corporation
November 14.2002	Signing of the Agreement Concerning Further Strengthening of Collaboration and Cross Share Holding between Nippon Steel Corporation and Kobe Steel
November 14.2002	Signing of the Agreement Concerning Hot Rolled Steel Sheet Supply
November 11.2002	Clear-Coated Pre-Painted Stainless Steel Sheets for Refrigerators
November 6.2002	Marketing of "Antistatic VIEWKOTE"
November 1.2002	Fuller menu of thin-gauge high-efficiency electrical steel sheets for energy saving
September 6.2002	Outlook on fiscal 2002(April 1 2002- March 31 2003)
June 19.2002	Cooperation between Nippon Steel and Nippon Metal Industry
June 13.2002	Signing of Letter of Intent for integration of stainless business of Nippon Steel Corporation and Sumitomo Metal Industries
May 23.2002	Consolidated results for FY 2001
May 9.2002	Commencement of Studies on Expansion of Technical Cooperation in the Field of Electrical Steels between Nippon Steel and AK Steel
April 25.2002	Announcement of Death(Mr. Eishiro Saito
April 23.2002	Electrical Steel Collaboration between ThyssenKrupp Steel and Nippon Steel intensified
April 11.2002	Structuring a New Global Business Model in the Steel Industry
April 11.2002	Automotive Steel Technology Cooperation Agreement between Nippon Steel
April 9.2002	Outlook on fiscal 2001
February 27.2002	Alliance between Nippon Steel and Sumitomo Metals
February 4.2002	Cooperation between Nippon Steel Bolten and Shinko Bolt

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Copyright(c) 2001 NIPPON STEEL CORPORATION. All Rights Reserved.

File No. 82-5175



News Release

July 8.2003	Honorary Chairman Imai Awarded Honorary Companion of the Order of Australia
June 20.2003	Preparation of Divestiture Plan regarding Stainless Steel Business Integration between Nippon Steel Corporation and Sumitomo Metal Industries
May 20.2003	Receipt of Order for 2 units of Coke Dry Quenching Equipment (CDQ) from POSCO
May 28.2003	Wacker NSCE will become a wholly-owned subsidiary of Wacker-Chemie group
May 9.2003	Financial Results for 2002FY(April 1
April 1.2003	Medium-Term Consolidated Business Plan (for FY 2003 through FY 2005)
February 3.2003	Supply of HF-ERW Line Pipe for Bass-Gas Project in Australia
January 30.2003	Announcement(elect of the chairman and president)
January 27.2003	The Integration of the Stainless Steel Businesses of Nippon Steel Corporation and Sumitomo Metal Industries

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03 JUL 21 7:21

News Release

Financial results for the first half of fiscal 2002

November 21.2002

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Non-Consolidated Balance Sheets

[As of September 30,2002]

(Millions of yen)

	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current assets	**717,581**	819,794	757,941
Cash and bank deposits	**13,346**	16,411	20,012
Notes receivable	**3,833**	6,082	4,093
Accounts receivable - trade	**114,208**	197,107	144,203
Finished products, semi-finished products and work in process	**226,652**	238,040	285,455
Raw materials and supplies	**188,449**	189,211	199,659
Deferred tax assets	**17,300**	26,700	5,800
Other	**154,489**	147,717	99,679
Allowance for doubtful accounts	**(699)**	(1,475)	(961)
Fixed assets	**1,913,701**	1,919,178	1,983,786
Tangible fixed assets	**1,257,736**	1,252,277	1,248,745
Buildings and structures	**311,466**	315,387	315,408
Machinery and equipment	**643,581**	610,818	596,937
Land	**229,844**	225,900	216,847
Other	**72,844**	100,171	119,552
Intangible fixed assets	**5,560**	8,287	11,900
Intangible fixed assets	**5,560**	8,287	11,900
Investments and others	**650,405**	658,613	723,140
Investments in securities	**433,217**	453,465	520,296
Investments in shares and capital of subsidiaries	**186,948**	171,698	169,858
Other	**38,222**	41,432	42,623
Allowance for doubtful accounts	**(7,982)**	(7,982)	(9,638)
Total assets	**2,631,283**	2,738,973	2,741,728

Non-Consolidated Balance Sheets

[As of September 30,2002]

(Millions of yen)

	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current liabilities	**879,821**	944,953	876,365
Notes payable	**4,965**	5,140	4,440
Accounts payable - trade	**150,043**	143,282	140,495
Short-term loans and long-term loans due within one year	**174,817**	188,606	173,907
Commercial paper	**114,000**	116,000	95,000
Bonds and notes due within one year	**110,000**	110,000	85,000
Reserve for estimated loss on shut down of steel production facilities	**-**	-	3,667
Other	**325,994**	381,924	373,854
Long-term liabilities	**982,310**	1,000,463	1,062,954
Bonds and notes	**275,000**	275,000	385,000
Convertible bonds	**98,729**	98,729	98,729
Long-term loans	**445,214**	452,139	406,859
Deferred tax liabilities	**30,000**	48,800	33,300
Accrued pension and severance costs	**78,512**	78,013	74,548
Reserve for repairs for blast furnaces	**47,478**	46,949	63,845
Allowance for loss on guarantees	**5,040**	-	-
Other	**2,335**	831	672
Total liabilities	**1,862,131**	1,945,416	1,939,320
Common stock	**419,524**	419,524	419,524
Common Stock	**419,524**	419,524	419,524
Capital surplus	**105,518**	105,518	105,518
Additional paid-in capital	**105,518**	105,518	105,518
Retained earnings	**207,112**	218,743	248,354
Legal reserve	**-**	99,302	99,302
Voluntary reserve	**101,432**	127,016	127,016
Unappropriated retained earnings	**105,679**	(7,575)	22,035
[Net income (loss)]	**[(1,420)]**	[(28,129)]	[1,481]
Revaluation gain or loss	**37,058**	49,792	29,010
Revaluation of available-for-sale securities	**37,058**	49,792	29,010
Treasury stock	**(62)**	(21)	-
Treasury stock	**(62)**	(21)	-
Total shareholders' equity	**769,151**	793,557	802,408
Total liabilities and shareholders' equity	**2,631,283**	2,738,973	2,741,728

Non-Consolidated Statements of Income

(Millions of yen)

	For the 6-month period ended September 30, 2002	For the 6-month period ended September 30, 2001	For the year ended March 31, 2002
Net sales	**816,897**	784,781	1,681,406
Cost of sales	**712,029**	680,666	1,483,813
Selling, general and administrative expenses	**79,815**	84,625	165,863
Operating costs and expenses	**791,844**	765,292	1,649,676
Operating profit	**25,052**	19,489	31,729
Interest and dividend income	**6,889**	8,180	14,416
Miscellaneous	**4,339**	2,465	9,821
Non-operating profit	**11,228**	10,645	24,238
Interest expenses	**11,162**	12,624	24,139
Miscellaneous	**16,642**	15,791	31,125
Non-operating loss	**27,805**	28,415	55,265
Non-operating profit and loss	**(16,576)**	(17,769)	(31,027)
Ordinary profit	**8,475**	1,719	702
Gain on sales of tangible fixed assets	**1,667**	1,710	4,794
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**-**	202	1,016
Gain on contribution of securities to employee retirement benefit trust	**-**	1,838	22,265
Release of reserve for repairs for blast furnaces	**-**	-	14,690
Special profit	**1,667**	3,751	42,767
Loss on valuation of investments in securities	**2,980**	910	84,780
Special retirement allowances for voluntary retirement	**3,143**	3,078	6,319
Provision for allowance for loss on guarantees	**5,040**	-	-
Special loss	**11,164**	3,988	91,099
Income (loss) before income taxes	**(1,020)**	1,481	(47,629)
Income taxes - current	**600**	100	700
Income taxes - deferred	**(200)**	(100)	(20,200)
Net income (loss)	**(1,420)**	1,481	(28,129)
Profit brought forward from previous term	**7,797**	20,553	20,553
Release of legal reserve	**99,302**	-	-
Unappropriated income (loss) for the term	**105,679**	22,035	(7,575)



News Release

Transfer of Waste Direct Melting Furnace Technology to POSCO E&C

November 27.2002

Nippon Steel Corporation (President Akira Chihaya) and POSCO E&C, an engineering subsidiary of POSCO (Chairman Deuk-Pyo, Park), have been negotiating on the transfer of NSC's Direct Melting System (shaft furnacetype gasification and melting furnace) technology to POSCO E&C. The two companies have now reached a formal accord and executed an agreement therefor.

With an aim to make a full-scale entry into the Korean market for general waste treatment facilities, POSCO E&C has investigated the introduction of waste processing furnace technology which has a promising future in the Republic of Korea. And out of a number of waste processing technologies, POSCO E&C has selected NSC's Direct Melting Systemwhich has the largest record of commercial applications for its excellent reliability.

On the basis of the technical transfer agreement concluded with NSC, POSCO E&C plans to bid for the waste melting furnace project for which the City of Yangsan is expected to call a public tender in the near future.

The present technical cooperation is a significant result in the engineering area born out of the comprehensive alliance previously formed between NSC and POSCO.

Already fifteen units of NSC's Direct Melting System are in operation in Japan (the cumulative number of orders secured amounts to twenty-one), the largest number in the world's waste treating gasified furnace, so-called "Gasification", business. With the present technical transfer to POSCO E&C as a momentum, NSC intends to launch a full-scale marketing of the technology overseas.

Reference: Outline of POSCO E&C

Head office: Pohang, the Republic of Korea
Establishment: 1994 (spin off of POSCO steelworks' engineering and construction divisions)
Capital: ¥343.60 million
Number of employees: Approx. 1,300
Executives: Chairman Deuk-Pyo, Park, President Hak-Bong, Ko
Sales: US$7[illegible] million (fiscal 2001), approx. ¥[illegible] billion

File No. 82-5175

Sales: US$735 million (fiscal 2001), approx. ¥88.2 billion
Business line: Steel-making and energy-related plants, environmental plant, building and construction

For more information about this release, please call
Environmental Plant Sales Div.
Takabatake Tsuyoshi +81-3-3275-7951

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611
Copyright(c) 2001 NIPPON STEEL CORPORATION. All Rights Reserved.

03 JUL 2? ?? 7:21



News Release

Integration of the Stainless Steel Businesses of Nippon Steel and Sumitomo Metals

December 25.2002

Nippon Steel Corporation (place of business: Chiyoda-ku, Tokyo, president: Akira Chihaya) and Sumitomo Metal Industries, Ltd. (place of business: Chuo-ku, Osaka, president: Hiroshi Shimozuma) signed the basic memorandum with a view to integrating both companies' stainless steel businesses, in June of this year. Since then, studies have been conducted by the Business Integration Study Committee, and now reaching an agreement to implement the business integration of both companies' stainless steel businesses, they have entered into a definitive agreement therefor.

Its outline is as follows:

1. Company Name:
Nippon Steel Sumikin Stainless Steel Corporation (provisional name)
2. Purpose of integration:
Structural strengthening of the profit base of the stainless steel businesses of both companies.
3. Subject business:
Stainless steel sheets, medium and heavy plates, round bars, and slabs (provided that Sumitomo Metals' businesses at Naoetsu and Kokura are excluded).
4. Scale of business:
Sales of approx. ¥150 billion/year, production of approx. 1 million tons/year (on an actual output basis).
5. Date of integration:
October 1, 2003
6. Method of business integration:
Joint Shinsetsu Bunkatsu (joint establishment of a new company by corporate split)
7. Share allotment ratio:
Nippon Steel 80 : Sumitomo Metals 20

Please direct any inquiries on this matter to the following:
Public Relations Center, Corporate Secretariat Div., Nippon Steel Corporation: Telephone: 03-3275-5022
Public Relations Group, PR & IR Div., Sumitomo Metal Industries, Ltd.: Telephone: 03-4416-6115

File No. 82-5175

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Copyright(c) 2001 NIPPON STEEL CORPORATION. All Rights Reserved.

File No. 82-5175

News Release

Announcement(elect of the chairman and president) January 30.2003

We inform you that at the meeting of the board of directors held today, it has been decided to elect the chairman and president as well as senior advisor, as given below, effective 1 April 2003.

We further inform you that it has also been decided at the same board meeting that the title of Honorary Chairman should be bestowed on the outgoing Chairman, Mr. Takashi Imai, effective 1 April 2003.

Also, Mr. Takashi Imai will be retiring from directorship on the expiry of his term of office at the end of the 79th general shareholders meeting to be held in late June 2003.

[Officers]
[Name]

Representative Director and Chairman of the Board
Akira Chihaya (currently, Representative Director and President)

Representative Director and President
Akio Mimura (currently, Representative Director and Executive Vice President)

Director and Senior Advisor, Honorary Chairman
Takashi Imai (currently, Representative Director and Chairman of the Board)

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Personal History

Name: Akio MIMURA

Date of Birth: November 2, 1940 (born in Gunma Prefecture)

Education:

March, 1963	Graduated from the Faculty of Economics, Tokyo University
July, 1972	Graduated from Harvard Business School

Professional Career:

April, 1963	Joined Fuji Iron & Steel Co., Ltd.
(March,1970	Nippon Steel Corporation was organized by the merger of Fuji Iron & Steel Co., Ltd. and Yawata Iron & Steel Co., Ltd.)
April, 1978	Manager, Order Service & Scheduling Sec., Production Scheduling & Contracting Dept., Oita Works
October, 1980	Manager, Cold Coil & Sheet Sec., Export Dept.- II
November, 1982	Group Manager, Sales Control Dept., Sales Control Division
June, 1985	Senior Manager, Corporate Planning Division
June, 1987	Assistant General Manager, Sales Administration Division
June, 1989	General Manager, Automobile Plate & Sheet Sales Division
November, 1991	General Manager, Sales Administration Division
June, 1993	Director General Manager, Sales Administration Div.

June, 1995	Director Sales of Plate and Bar & Wire Rod; Structurals Group
April, 1997	Managing Director Sales Administration & Planning; Sales of Plate, Bar & Wire Rod and Pipe & Tube; Structurals Group
April, 1998	Managing Director Sales Flat Products Group Administration & Planning; Sales of Electrical Sheet; Export & Overseas Project
April, 2000	Representative Director and Executive Vice President

(as of January. 2003)

Ex-officio positions:

March, 2002	Chairman, General Policy Making Committee,Japan Iron and Steel Federation
May, 2002	Trustee, The Japan Association of Corporate Executives



News Release

Supply of HF-ERW Line Pipe for Bass-Gas Project in Australia

February 3.2003

Nippon Steel Corporation (President: Akira Chihaya) and Mitsui & Co., Ltd. (President: Shoei Utsuda) have obtained an order from Clough Engineering Limited, an Australian engineering firm, to supply approximately 19,000 tons of High Frequency Electric Resistant Welded (HF-ERW) steel pipes. The sour-gas-resistant X65, 14-inch outside-diameter pipes will be used to build a sub-sea pipeline for the BassGas Project in Australia. Delivery of the steel pipes will take place between February to June 2003.

The BassGas Project will produce approximately 700 million m3 per year sales quality natural gas from the Yolla Field; situated 147 kilometres from the Victorian coastline in Bass Strait. The Project will construct a 147 kilometre sub-sea pipeline, a 32 kilometre onshore pipeline from the shore crossing to a gas processing plant. The BassGas Project is a Joint Venture partnership between Origin Energy as Operator (37.5%), Mitsui(12.5%) and others.

Prior to receiving this order, Nippon Steel won an order to supply HF-ERW line pipes (approx. 30,000 tons of X70, 18-inch OD pipes) for the 260-km portion of the total 680-km SEA Gas Pipe Line for the overland transport of gas from Port Campbell, Victoria, to Adelaide, South Australia. Nippon Steel will thus be the supplier of HF-ERW pipes for the two consecutive natural gas trunk lines to meet the growing energy demand in southeastern Australia.

These order receipts follow that of last year for Shell's Golden Eye Project in the North Sea to supply approximately 18,000 tons of sour-gas-resistant X65, 20-inch OD HF-ERW pipes. Nippon Steel has thus successfully obtained successive orders for the supply of steel pipes to stringent specifications.

Backed by its long experience in the manufacture of steel pipes, Nippon Steel enjoys a high reputation among customers for supplying large amounts of high-grade HF-ERW pipes that offer outstanding weld reliability in harsh environments as well as excellent economy. The pipes for the Bass Gas Project are also high-strength, high-corrosion-resistant HF-ERW steel pipes, requiring technical sophistication that can withstand sea-bottom laying. Quality assurance including corrosion resistance and short lead time were required by Clough Engineering Limited. Nippon Steel has cleared the lead time requirement and obtained an excellent evaluation from Cough Engineering, demonstrating its outstanding integrated production expertise from steel-making to pipe manufacture.

On the basis of these impressive orders for the supply of severe-specification steel pipes, Nippon Steel will continue to expand the sales of high-quality HF-ERW steel pipes.

For further inquiries about this release, please call:
(Mr.) Takashi Kanke
Public Relations Center
Corporate Secretariat Division
Nippon Steel Corporation
Tel: 03-3275-5021

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Figure 1.1: Location of the Yolla Field and major project elements


Melbourne
Victoria
Dandenong
Geelong
(Shell Refinery)
Port Phillip Bay
Longford
Hastings
Lang Lang Gas Plant
Kilcunda
North
Bass
Strait
Offshore Platform (Yolla Field) (Lat 145.817053) (Long -34.846083)
King Island
Legend
Offshore pipeline
Raw gas line
Proposed Gas Plant Site
Sales gas line
Condensate trucking route option
Condensate pipeline option
Possible connection to WAG pipeline
Connection to national gas pipeline grid
Burnie
0
50
100km
Devonport
Tasmania


News Release

Medium-Term Consolidated Business Plan (for FY 2003 through FY 2005)

April 1.2003

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03 JUN 20 AM 7:21

April 1, 2003
Nippon Steel Corporation

Medium-Term Consolidated Business Plan (for FY 2003 through FY 2005)

Nippon Steel Group has formulated a medium-term consolidated business plan to be implemented during the FY 2003-2005 terms.

From now on, the Group will strive to improve its international competitiveness and profitability in its core business of steelmaking as well as in other business sectors in which the Group is engaged, in accordance with this Plan, which will lead to an early realization of a stronger financial structure, while cooperative efforts will be made with customers to boost the competitiveness of the products produced by the Group and of products manufactured by clients utilizing materials made by the Nippon Steel Group.

Major contents of the Plan are outlined below.

I. Consolidated Financial Targets

1. Consolidated Financial Targets

	Target for FY 2005	FY 2002 (Projected)
Ordinary profit	Around ¥250 billion	¥75 billion
Return on sales (ROS)	Around 9%	3%
Return on asset (ROA)	Around 9%	3%
Outstanding liabilities with interest	Around ¥1,600 billion	¥1,940 billion
Shareholders' equity	Around ¥1,000 billion	¥810 billion

O Net Sales Around ¥2,900 billion ¥2,700 billion

2. Earnings goal by segment

	Target for FY 2005	ROS	ROA	FY 2002 (Projected)	ROS	ROA
Total for Nippon Steel Group						
Net sales	Around ¥2,900 billion			¥2,700 billion		
Ordinary profit	Around ¥250 billion	9%	9%	¥75 billion	3%	3%
Steelmaking and Steel Fabrication						
Net sales	Around ¥2,050 billion			¥1,965 billion		
Ordinary profit	Around ¥230 billion	11%	11%	¥50 billion	3%	3%
Engineering and Construction						
Net sales	Around ¥400 billion			¥280 billion		
Ordinary profit	Around ¥10 billion	3%	5%	¥1 billion	0%	1%
Urban Development						
Net sales	Around ¥110 billion			¥105 billion		
Ordinary profit	Around ¥5 billion	5%	5%	¥2 billion	2%	2%
System Solutions						
Net sales	Around ¥200 billion			¥150 billion		
Ordinary profit	Around ¥20 billion	10%	17%	¥11 billion	7%	12%
Chemicals and Nonferrous Materials						
Net sales	Around ¥330 billion			¥340 billion		
Ordinary profit	Around ¥10 billion	3%	9%	¥7 billion	2%	5%

3. Itemized details of improvements in the Plan

(1) Itemized details of improvements in the Plan designed to boost ordinary profits from steel business

	Impact on ordinary profit	Remark
Prices and product mix, etc.	○Around ¥30 billion	Improved pricing Product mix to be improved with more value added products, etc.
Foreign exchange rate	×Around ¥10 billion	
Cost reduction*	○Around ¥130 billion	Effects of realignments of blast furnaces ○¥30 billion • Reductions of scrap as a result of an increase in output of iron : ○¥10 billion • Elimination of demerits attributable to realignments of blast furnaces: ○¥20 billion Procurement costs (raw materials and other materials, logistics, etc.) ○¥30 billion Labor productivity (an improvement of 10%), etc. ○¥20 billion Depreciation ○¥15 billion Others (yield rate and productivity unit, etc.) ○¥35 billion
Group companies	○Around ¥30 billion	Improved competitiveness to be realized through effects of business integration (Nippon Steel Sumikin Stainless Steel Corporation, Nittetsu Steel Sheet Corporation), consolidation of plants (Nippon Steel Metal Products Co., Ltd., etc.) and improved profitability in overseas subsidiaries (Siam United Steel in Thailand, I/N TEK and I/N KOTE of the United States, etc.).
Total for steel-making and steel fabrication	○Around ¥180billion	

*Actual cost reductions achieved: ¥60 billion in FY 2000, ¥80 billion in FY 2001 and ¥80 billion in FY 2002, totaling ¥220 billion.

(2) Cash flows

	3-year cumulative amount
Ordinary profit	Around ¥580 billion
Facilities investment (cash out)	▲ Around ¥430 billion
Depreciation	Around ¥560 billion
Net proceeds from capital outlay	Around ¥130 billion
Investments (other than facilities) and loans	▲ Around ¥80 billion
Asset retrenchment	Around ¥80 billion
Income taxes, dividends, etc.	▲ Around 350 billion
Total for Nippon Steel Group	Around ¥360 billion

(3) Balance sheets

	Target for FY 2005	FY 2002 (Projected)	FY 1997 (Actual)
Total assets	Around ¥3,700 billion	¥3,850 billion	¥4,670 billion
Outstanding liabilities with interest	Around ¥1,600 billion	¥1,940 billion	¥2,640 billion
Shareholders' equity	Around ¥1,000 billion	¥800 billion	¥878 billion
Debt/equity ratio	1.60	2.40	3.01

(Reference) Assumptions used in the formulation of the Plan

	Assumption for FY2005	FY 2002 (Projected)
Foreign Exchange Rate	¥110/US$	¥122/US$
Interest Rate (TIBOR)	2%	0.1%

○ Steelmaking and Steel Fabrication Sector:

• Production output of crude steel:	Around 29 million tons	29.5 million tons
• Export ratio (as % of net sales):	34%	34%

○ Effects on profitability of strategic alliances with domestic and overseas steel manufacturers are not taken into account for the periods subsequent to FY 2003.

II. Fundamental Strategy and Principal Measures

Nippon Steel Group, with steelmaking and steel fabrication at its core, strives to secure steady profits in Engineering and Construction, Urban Development, System Solutions, and Chemicals and Nonferrous Materials sectors, among others, by seeking synergies with the steelmaking business, while parallel efforts are also made to further reinforce its business foundations by securing consolidated surpluses and reducing liabilities with interest, among other measures.

1. Steelmaking and the Steel Fabrication Sector

The Group will further strengthen the world's premier technology and R&D capabilities and improve competitiveness in terms of quality and costs. It will also step up efforts to ensure the competitiveness of not only the steel materials and products produced by the Group but also the final products produced by the Group's customers, through attempting to accurately meet the needs of customers.
At the same time, the Group will carry out measures to strengthen and deepen strategic alliances and to forge partnerships with steel manufacturers at home and abroad, and will contribute to the growth of the Chinese and Asian markets, which are expected for strong growth potential.

(1) Sales aspect

① Our steel prices to be improved ;

② Product mix to be improved through concentrating on value added products such as high tensile strength steel for automobiles and Super Dyma, among others;

③ Attention to minute details of customers' needs, by taking full advantage of the organizational network composed of four integrated steel works and five specialized steel works, both supported by neighboring processing bases;

④ Implementation of measures to optimize the procedures from the steel works to distribution and processing segments and from distribution and processing segments to customers' operations;

⑤ Strengthening of competitiveness and comprehensive marketing capabilities in corperative action with Nippon Steel Metal Products, Nittetsu Steel Sheet, Nittetsu Steel Pipe, and other controlled subsidiaries;

⑥ Further strengthening of partnerships with trading companies and distribution/logistics companies; and,

⑦ Appropriate responses to expanding demand in China, Asia and other markets, among others.

(2) R&D aspect

① Technological development (at the Research & Engineering Center) on a seamless basis ranging from basic to cutting edge technological research, development and engineering, to be combined with the development of products and solution technologies (at technological research divisions at steel works) with the goal of boosting competitiveness in close collaboration with clients for the

Group's products and for products made using the Group's materials;

② Collaboration with strategic alliance partners, Arcelor (the field of automotive steel sheets) and POSCO (the field of steelmaking technology), in the area of joint research for improved efficiency and quicker results; and,

③ Strengthening of R&D in environment, energy and recycling fields to be built on the basis of technological expertise the Group has accumulated through steelmaking operations to encourage the creation of a recycling-based society and measures against global warming.

(3) Production and cost aspects

① Reduced costs for iron and steel making to be achieved by an optimized ratio of scrap content, taking advantage of pig iron upon the completion of realignments of blast furnaces (No.4 blast furnaces in Kimitsu in FY2002, No.2 blast furnaces in Oita in FY 2002);

② Further improvements in labor productivity;

③ Further reductions in costs of goods purchased (raw materials, machinery and materials, repairs and transport, etc.); and,

④ Continuation of efforts to achieve further operational improvements in terms of yields and unit consumption, among others.

(4) Consolidated subsidiaries

① Further progress in the consolidation of group management through further unification of strategies, strengthening of consolidated PDCA (Plan-Do-Check-Act), and the implementation of consolidated cash management, among others;

② Realization of full benefits of merger and plants integration involving Nittetsu Steel Sheet, Nippon Steel and Sumikin Welding, and Nippon Steel Metal Products, among others; and,

③ Improved profitability of overseas subsidiaries (Siam United Steel in Thailand, I/N TEK and I/N KOTE in the United States, etc.).

(5) Realization of mutual benefits of strategic alliances with domestic and foreign partners
(Effects of new initiatives taken subsequent to FY 2003 are not accounted for in this Medium-Term Plan)

① Sumitomo Metal Industries, Ltd.

- Cooperation in the supply of hot-rolled coils in conjunction with the shut-down of hot rolling mills at Sumitomo Metals' Wakayama Works scheduled for the end of March 2005;
- Cooperation between Nippon Steel's Kimitsu Works and Sumitomo Metals' Kashima Works towards cost reductions;
- Improved profitability for Nippon Steel Sumikin Stainless Steel Corporation (Nippon Steel and Sumitomo Metals holding 80% and 20% of the concern respectively), etc.

② Kobe Steel, Ltd.

- Cooperation between Nippon Steel's Hirohata Works and Kobe Steel's Kakogawa Works in the area of cost reductions; and.

- Collaboration for improved efficiency on the affiliate company level in the areas of steel processing (production and operational systems to be optimized for each region) and logistics (sharing of transport and relaying points), among others.

(Note) In addition to the above, the following objectives have been set forth for both of the alliances:

- Supplementary cooperation on a mutual basis in the area of steelmaking as well as in down-stream processes at times of emergencies and during repairs or renovations of blast furnaces; and,
- Cooperation in the procurement of raw materials and equipment and other materials, among others.

③ Arcelor

- Common products offer in the field of automotive steel sheets in response to customers' requests (common solutions for the "worldwide car projects" of the major customers), joint R&D endeavors (20 plus patents were applied), and cooperative technical approach to the customers; and,
- Combined shipping of raw materials; and,
- Feasibility study on possible joint projects in a third region, among others.

④ POSCO

- Promotion of joint R&D (10 plus patents will be jointly applied) and mutual technical exchanges;
- The use of an electronic settlement system for imports of raw materials; joint support provided by Nippon Steel and POSCO together with Bao Steel for a coal exploration project in China;
- Collaboration extended to the joint venture in a third country (increased stakes of Nippon Steel and POSCO in Siam United Steel of Thailand); and,
- Mutual holding of shares, among others.

2. Sectors Other than Steelmaking and Steel Fabrication

Nippon Steel will leverage its wealth of corporate resources, including technological, human and physical resources accumulated through the operations of its core steelmaking business, in its efforts to consistently capture profitable opportunities in non-steelmaking sectors, and will seek synergies with the steelmaking sector to secure and boost consolidated earnings.

(1) Engineering and Construction

① An increase in contracts amount and sales relating to overseas projects (oil and gas explorations and steelmaking plants)
Examples: Sakhalin Gas Pipeline; steelmaking plants in China

② Initiatives in making inroads into new lines of business and new business schemes including environmental and energy solution businesses.

(Note) A broader scope of business development activities that go beyond the traditional realm of "engineering, procurement and construction (EPC)" will be explored in an attempt to address a more extensive range of challenges from project planning to management of operations."

(2) Urban Development

① Improved profitability in the condominium business;

② Initiatives in making inroads into new lines of business and new business fields, including the property value enhancement business.

(Note) Redevelopment and value enhancement targeting former sites of factories, employee housing and little utilized land in urban areas

(3) System Solutions

① Delivery of all inclusive solutions primarily designed for manufacturing industries and based on unparalleled technological strengths and business expertise;

② Realization of sustainable growth through the capturing of growth markets to which cutting-edge solutions will be delivered.

(4) Chemicals

① Further encouragement of "selection and concentration" through the transformation of concerns into wholly owned subsidiaries and strengthening of financial structure;

② Improved competitiveness in the core areas of chemicals and coal chemicals;

③ Strengthening and expansion of the electronic materials business, e.g., materials for substrates such as Espanex CCL.

3. Through enforcement of environmental management as common measures

(1) Promotion of initiatives to halt global warming, including the implementation of voluntary action plans established by the steel industry;

(2)Active participation in the establishment of a recycling-based society through recycling of internally and externally produced by-products utilizing the infrastructure of steel works; and,

(3)Delivery of environmental and energy solutions, among others.

Inquiries regarding the information contained herein should be directed to:
Public Relations Center, Corporate Secretariat Div., Nippon Steel Corporation
Telephone: 03-3275-5022

File No. 82-5175

03 JUN 2? 7:21

News Release

Financial Results for 2002FY(April 1,2002 to March31,2003)

May 9.2003

《 more... 》

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611

Copyright(c)2001 NIPPON STEEL CORPORATION. All Rights Reserved.

Consolidated Balance Sheets

File No. 82-5175

03 JUL 2? ?? 7:21

(Millions of yen)

	As of March 31, 2003	As of March 31, 2002
Current assets	**1,244,592**	1,303,950
Cash and bank deposits	**78,132**	74,343
Notes and accounts receivable-trade	**367,032**	404,708
Marketable securities	**996**	1,255
Inventories	**558,626**	591,307
Deferred tax assets	**21,143**	40,331
Other	**219,285**	193,209
Allowance for doubtful accounts	**(624)**	(1,205)
Fixed assets	**2,512,583**	2,726,645
Tangible fixed assets	**1,758,019**	1,801,648
Buildings and structures	**499,710**	515,005
Machinery and equipment	**819,400**	815,647
Furniture,fixtures and tools	**26,422**	27,922
Land	**357,885**	350,515
Construction in progress	**54,600**	92,557
Intangible fixed assets	**10,464**	15,474
Patents and utility rights	**5,264**	5,226
Software	**5,200**	10,248
Investments and others	**744,098**	909,522
Investments in securities	**533,405**	650,355
Long-term loans-receivable	**122,233**	164,876
Deferred tax assets	**76,225**	41,123
Other	**62,530**	64,686
Allowance for doubtful accounts	**(50,296)**	(11,519)
Total assets	3,757,175	4,030,596

Consolidated Balance Sheets

File No. 82-5175

(Millions of yen)

	As of March 31, 2003	As of March 31, 2002
Current liabilities	1,537,793	1,743,646
Notes and accounts payable - trade	**326,715**	315,348
Short-term loans	**701,210**	721,097
Commercial paper	**20,000**	116,000
Bonds and notes due within one year	**40,112**	112,508
Accrued expenses	**254,463**	268,773
Other	**195,291**	209,919
Long-term liabilities	1,345,393	1,314,241
Bonds and notes	**340,000**	275,000
Convertible bonds	**98,729**	109,433
Long-term loans	**667,942**	676,747
Deferred tax liabilities	**35,287**	50,162
Accrued pension and severance costs	**110,109**	116,930
Reserve for repairs for blast furnaces	**50,274**	49,253
Excess of the underlying net equity over cost of investments in subsidiaries and affiliates	**2,940**	123
Other	**40,110**	36,590
Total liabilities	2,883,187	3,057,888
Minority interest in consolidated subsidiaries	84,545	65,557
Common stock	**419,524**	419,524
Additional paid-in capital	**105,518**	105,518
Retained earnings	**278,315**	338,565
Unrealized gains on revaluation of land	**6,621**	7,488
Unrealized gains on available-for-sale securities	**21,243**	54,898
Foreign currency translation adjustments	**(20,958)**	(18,822)
	810,265	907,172
Less:Treasury stock,at cost	**(20,822)**	(21)
Total shareholders' equity	**789,443**	907,150
Total liabilities and shareholders' equity	3,757,175	4,030,596

Consolidated Statements of Income

(Millions of yen)

	For the year ended March 31, 2003	For the year ended March 31, 2002
Net sales	2,749,306	2,581,399
Cost of sales	2,351,028	2,245,335
Selling, general and administrative expenses	255,316	263,020
Operating costs and expenses	2,606,344	2,508,355
Operating profit	142,961	73,044
Interest and dividend income	5,526	7,047
Miscellaneous	12,437	14,174
Non-operating profit	17,963	21,222
Interest expenses	29,186	32,904
Equity in net losses of unconsolidated subsidiaries and affiliates	20,418	12,452
Miscellaneous	42,439	32,163
Non-operating loss	92,045	77,521
Non-operating profit and loss	74,081	56,298
Ordinary profit	(68,879)	(16,746)
Gain on sales of tangible fixed assets	7,666	15,626
Gain on sales of investments in securities and investments in subsidiaries and affiliates	26,381	2,234
Gain on contribution of securities to employee retirement benefit trust	-	22,367
Release of reserve for repairs for blast furnaces	-	14,690
Special profit	34,047	54,918
Loss on disposal of tangible fixed assets and other assets	12,389	7,732
Loss on valuation of investments in securities	45,433	72,952
Special retirement allowances for voluntary retirement	9,922	8,134
Amortization of transition obligation in respect of new accounting standard for retirement benefits	4,669	6,166
Allowance for doubtful accounts	40,061	498
Loss on relinquishment of entrusted portion of the pension fund	302	-
Loss on restructuring of subsidiary's business structures	19,185	1,259
Loss on valuation of real estate for sale	8,349	-
Special loss	140,313	96,744
Income(loss) before income taxes and minority interest	(37,386)	(25,079)
Income taxes - current	(17,968)	(19,062)
Income taxes - deferred	8,712	15,257
Minority interest in net income (loss) of consolidated subsidiaries	(5,044)	482
Net income (loss)	(51,686)	(28,402)

Additional Paid-in Capital and Retained Earnings

(Millions of yen)

	For the year ended March 31, 2003	For the year ended March 31, 2002
(Additional Paid-in Capital)		
Additional Paid-in Capital at the beginning of the year	105,518	105,518
Additional Paid-in Capital at the end of the year	105,518	105,518
(Retained earnings)		
Retained earnings at the beginning of the year	338,565	378,282
Increase due to the change in the companies consolidated	658	168
Increase due to reversal of unrealized gains on available-for-sale securit	1,086	-
Increase of retained earnings	1,744	168
Net loss	51,686	28,402
Cash dividends	10,210	10,210
Directors' and corporate auditors' bonuses	97	86
Decrease due to reversal of unrealized gains on available-for-sale securi	-	1,185
Decrease of retained earnings	61,994	39,885
Retained earnings at the end of the year	278,315	338,565

Consolidated Statements of Cash Flows

File No. 82-5175

(Millions of yen)

	For the year ended March 31, 2003	For the year ended March 31, 2002
Cash flows from operating activities		
Income(loss) before income taxes and minority interest	(37,386)	(25,079)
Depreciation and amortization	196,653	197,336
Interest and dividend income (accrual basis)	(5,526)	(7,047)
Interest expenses (accrual basis)	29,186	32,904
Exchange losses(gains) on foreign currency transactions	7,262	(3,174)
Amortization of excess of the cost over underlying net equity of investments in subsidiaries and affiliates	(1,423)	2,197
Equity in net losses of unconsolidated subsidiaries and affiliates	20,418	12,452
Gain on sales of investments in securities	(27,466)	(1,562)
Loss on valuation of investments in securities	44,460	72,336
Amortization of transition obligation in respect of new accounting standard for retirement benefits	4,669	6,166
Gain on contribution of securities to employee retirement benefit trust	-	(22,367)
Loss on restructuring of subsidiary's business structures	19,185	-
Loss on valuation of real estate for sale	8,349	-
Loss on disposal of tangible and intangible fixed assets	24,216	7,279
Gain on sales of tangible and intangible fixed assets	(7,487)	(15,894)
Changes in allowance for doubtful accounts	38,843	(113)
Changes in notes and accounts receivable-trade	39,734	53,870
Changes in inventories	24,274	17,601
Changes in notes and accounts payable-trade	6,262	738
Other	(7,532)	(30,858)
	376,693	296,784
Interest and dividend income (cash basis)	6,828	8,396
Interest expenses (cash basis)	(29,038)	(33,674)
Income taxes (cash basis)	(19,980)	(55,864)
Cash flows from operating activities	334,502	215,642
Cash flows from investing activities		
Acquisition of investments in securities	(42,187)	(5,897)
Proceeds from sales of investments in securities	63,458	14,650
Acquisition of tangible and intangible fixed assets	(206,671)	(199,285)
Proceeds from sales of tangible and intangible fixed assets	23,261	28,917
Other	15,050	(3,750)
Cash flows from investing activities	(147,088)	(165,365)
Cash flows from financing activities		
Payments for purchase of treasury stock	(19,374)	-
Net decrease in short-term loans	(81,844)	(39,647)
Net increase(decrease) in commercial paper	(96,000)	96,000
Proceeds from long-term loans	138,557	86,785
Payments of long-term loans	(86,183)	(122,169)
Proceeds from issuance of bonds and notes	94,568	-
Redemption of bonds and notes	(113,100)	(115,823)
Cash dividends	(10,210)	(10,210)
Proceeds from issuance of common stock to minority shareholders	12,276	1,446
Other	(15,693)	(435)
Cash flows from financing activities	(177,003)	(104,054)
Effect of exchange rate changes on cash and cash equivalents	(7,540)	4,184
Net increase(decrease) in cash and cash equivalents	2,869	(49,592)
Cash and cash equivalents at the beginning of the year	74,194	123,910
Increase(decrease) from the change in companies consolidated	(460)	(123)
Cash and cash equivalents at the end of the year	76,603	74,194

Consolidated Segment Information

For the year ended March 31, 2003

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, non-ferrous materials	System solutions	Other businesses	**Total**	Elimination of intersegment transactions	Consolidated total
Customers	1,941,907	247,456	97,119	265,266	125,526	72,029	**2,749,306**	-	**2,749,306**
Intersegment	38,902	27,447	8,069	80,966	27,616	7,029	**190,031**	(190,031)	-
Total sales	1,980,809	274,903	105,188	346,232	153,143	79,059	**2,939,337**	(190,031)	**2,749,306**
Operating costs and expenses	1,867,993	272,443	100,718	332,774	143,366	81,215	**2,798,511**	(192,166)	**2,606,344**
Operating profit(loss)	112,816	2,460	4,469	13,458	9,776	(2,155)	**140,825**	2,135	**142,961**
Identifiable assets	2,813,843	216,367	186,962	292,937	97,482	353,667	**3,961,261**	(204,086)	**3,757,175**
Depreciation of identifiable assets	163,644	1,914	2,509	13,416	1,282	14,255	**197,023**	(369)	**196,653**
Capital expenditure for identifiable assets	125,765	2,180	2,533	12,066	1,097	22,804	**166,449**	(3,131)	**163,318**

For the year ended March 31, 2002

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, non-ferrous materials	System solutions	Other businesses	**Total**	Elimination of intersegment transactions	Consolidated total
Customers	1,791,743	245,018	120,865	248,176	122,087	53,507	**2,581,399**	-	**2,581,399**
Intersegment	36,463	49,304	9,942	77,988	27,311	7,744	**208,754**	(208,754)	-
Total sales	1,828,206	294,323	130,808	326,164	149,398	61,251	**2,790,154**	(208,754)	**2,581,399**
Operating costs and expenses	1,804,724	284,410	115,232	315,785	138,894	59,794	**2,718,841**	(210,485)	**2,508,355**
Operating profit(loss)	23,482	9,913	15,576	10,379	10,504	1,457	**71,312**	1,731	**73,044**
Identifiable assets	2,963,927	246,122	193,400	316,898	72,944	400,858	**4,194,152**	(163,556)	**4,030,596**
Depreciation of identifiable assets	164,693	2,008	4,754	17,264	1,160	7,819	**197,701**	(365)	**197,336**
Capital expenditure for identifiable assets	165,202	1,949	904	10,442	1,720	19,543	**199,763**	(3,961)	**195,801**

Non-consolidated Balance Sheets

(Millions of yen)

	As of March 31,2003	As of March 31,2002
Current assets	**740,187**	819,794
Cash and bank deposits	**7,278**	16,411
Notes receivable	**4,461**	6,082
Accounts receivable-trade	**164,456**	197,107
Finished products	**63,625**	68,659
Semi-finished products	**86,400**	97,310
Work in process	**40,110**	72,070
Raw materials	**62,248**	61,880
Supplies	**124,368**	127,330
Advances paid	**9,007**	4,430
Prepaid expenses	**86,632**	83,169
Deferred tax assets	**2,400**	26,700
Accounts receivable-other	**47,210**	52,342
Short-term loans	**31,442**	0
Other	**11,793**	7,774
Allowance for doubtful accounts	**(1,248)**	(1,475)
Fixed assets	**1,848,510**	1,919,178
Tangible fixed assets	**1,228,455**	1,252,277
Buildings	**193,961**	202,409
Structures	**111,317**	112,977
Machinery and equipment	**625,236**	610,818
Ships	**555**	546
Vehicles and transport equipment	**3,146**	3,382
Furniture,fixtures and tools	**14,965**	14,780
Land	**231,316**	225,900
Construction in progress	**47,956**	81,461
Intangible fixed assets	**3,507**	8,287
Patents and utility rights	**1,274**	1,593
Software	**2,233**	6,693
Investments and others	**616,547**	658,613
Investments in securities	**369,074**	453,465
Investments in shares and capital in subsidiaries	**188,746**	171,698
Long-term loans	**24,596**	4,914
Long-term prepaid expenses	**4,367**	5,264
Deferred tax assets	**9,500**	-
Other	**28,501**	31,253
Allowance for doubtful accounts	**(8,238)**	(7,982)
Total assets	**2,588,698**	2,738,973

Non-consolidated Balance Sheets

(Millions of yen)

	As of March 31,2003	As of March 31,2002
Current liabilities	**781,466**	944,953
Notes payable	**3,975**	5,140
Accounts payable-trade	**157,483**	143,282
Short-term loans and long-term loans due within one year	**225,646**	188,606
Commercial paper	**20,000**	116,000
Bonds and notes due within one year	**30,000**	110,000
Accounts payable-other	**60,114**	82,950
Accrued income taxes and enterprise taxes	**245**	128
Accrued expenses	**253,141**	256,845
Advances received	**26,373**	35,044
Deposits received	**1,626**	3,587
Other	**2,859**	3,367
Long-term liabilities	**1,093,459**	1,000,463
Bonds and notes	**340,000**	275,000
Convertible bonds	**98,729**	98,729
Long-term loans	**473,834**	452,139
Deferred tax liabilities	**-**	48,800
Accrued pension and severance costs	**67,952**	78,013
Reserve for repairs for blast furnaces	**48,385**	46,949
Allowance for loss on guarantees	**61,300**	-
Other	**3,258**	831
Total liabilities	**1,874,926**	1,945,416
Common stock	**419,524**	419,524
Common stock	**419,524**	419,524
Capital surplus	**105,518**	105,518
Additional paid-in capital	**105,518**	105,518
Retained earnings	**188,085**	218,743
Legal reserve	**-**	99,302
Voluntary reserve	**101,432**	127,016
Unappropriated retained earnings	**86,652**	(7,575)
[Net income(loss)]	**[(20,447)]**	[(28,129)]
Unrealized gains on available-for-sale securities	**20,039**	49,792
Treasury stock	**(19,395)**	(21)
Total shareholders' equity	**713,772**	793,557
Total liabilities and shareholders' equity	**2,588,698**	2,738,973

Non-Consolidated Statements of Income

(Millions of yen)

	For the year ended March 31, 2003	For the year ended March 31, 2002
Net sales	**1,789,706**	1,681,406
Cost of sales	**1,537,331**	1,483,813
Selling, general and administrative expenses	**160,095**	165,863
Operating costs and expenses	**1,697,426**	1,649,676
Operating profit	**92,279**	31,729
Interest and dividend income	**10,085**	14,416
Miscellaneous	**6,608**	9,821
Non-operating profit	**16,694**	24,238
Interest expenses	**21,996**	24,139
Miscellaneous	**38,618**	31,125
Non-operating loss	**60,614**	55,265
Non-operating profit and loss	**(43,920)**	(31,027)
Ordinary profit	**48,359**	702
Gain on sales of tangible fixed assets	**6,588**	4,794
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**24,357**	-
Gain on contribution of securities to employee retiremnet benefit trust	-	22,265
Releace of allowance for repairs for blast furnaces	-	14,690
Special profit	**30,946**	42,767
Loss on valuation of investments in securities	**41,295**	84,780
Special retirement allowances on volunteered retirement	**7,957**	6,319
Provision for allowance for loss on guarantees	**61,300**	-
Special loss	**110,553**	91,099
Income(loss) before income taxes	**(31,247)**	(47,629)
Income taxes-current	**(900)**	(700)
Income taxes-deferred	**11,700**	20,200
Net income (loss)	**(20,447)**	(28,129)
Profit brought forward from the previous term	7,797	20,553
Releace of leagal reserve	**99,302**	-
Unappropriated income(loss) for the term	**86,652**	(7,575)

1. Management Policies

Nippon Steel formulated in March 2003 a Medium-Term Consolidated Business Plan to be implemented during fiscal 2003-2005 (April 1, 2003-March 31, 2006).

Pursuant to this Plan, Nippon Steel will strive to improve international competitiveness and profitability of its core steelmaking business as well as other business sectors, thereby realizing a stronger financial structure as early as possible.

Specifically, the consolidated financial performance figures targeted by the Plan for fiscal 2005 are: ordinary profit of around ¥250 billion (¥68.8 billion in fiscal 2002), return on sales of around 9% (2.5%), return on assets of around 9% (2.6%), interest-bearing debt of around ¥1,600 billion (¥1,871.8 billion) and shareholders' equity of around ¥1,000 billion (¥789.4 billion).

In the steelmaking and steel fabrication sector, Nippon Steel will further enhance its world-class technology and R&D capabilities and improve its competitiveness in terms of quality and costs. Efforts will also be made on responding appropriately to the needs of users at home and abroad. At the same time, strategic alliances with Japanese and foreign steelmakers will be further strengthened and deepened.

In sectors other than steelmaking and steel fabrication, such as the engineering and construction sector, Nippon Steel will consistently work to capture new business opportunities in order to secure and expand earnings. To do this, emphasis will be placed on pursuing synergies with the steelmaking sector and on leveraging a wealth of corporate resources—technological, human and physical—that spans many fields and has been accumulated through operation of the core steelmaking business.

Nippon Steel will also aggressively pursue, as a key policy common to all business sectors, managerial decision making that places a fundamental emphasis on environmental considerations. Specific activities comprising a stepped-up commitment to curb global warming will be implemented in accordance with the "Voluntary Action Program for Environmental Protection by Steelmakers" that is aimed at reducing CO_2 emissions. The company will also promote initiatives to establish a recycling-oriented society by using the infrastructure of its works for such purposes as the effective utilization of plastic waste in coke ovens and the recycling of used tires in cold ferrous material melting furnaces. Nippon Steel will also pour energy into providing customers with environmental and energy solutions.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

Nippon Steel maintains a policy of consistently rewarding its shareholders with stable dividends, taking into account various factors such as capital requirements for reinforcing management structures, operating results for the corresponding fiscal period and future perspectives.

In accordance with the underlying concept of Nippon Steel's corporate management, the autonomous management of each division, each division head assumes primary responsibility for its operating unit, especially with respect to legal compliance, management efficiency and risk management involved in business operations.

In line with this view, in order to ensure legitimate and proper business operations in each division, emphasis is placed on company-wide educational and publicity campaigns regarding the importance of across-the-board legal compliance. Efforts have also been made to improve internal regulations in order to eliminate capricious or arbitrary decision-making and business operations. In addition, an internal audit has been conducted to determine the level of conformity and adherence to laws and internal regulations. Beyond this, a help line system has recently been introduced. Moreover, since 1999 fully half of Nippon Steel's auditors are outside auditors (three out of total six corporate auditors).

In addition to achieving these management policies, Nippon Steel will continue to be a trustworthy company through its fair business management.

2. Operating Results and Financial Situations

(1) Overview of Fiscal 2002

Recovery in the Japanese economy during fiscal 2002 (April 1, 2002 to March 31, 2003) remained slow. The contributing factors were the curtailment of public works expenditures, a retrenchment in private capital investment and continued weakness in consumer spending in the domestic market. These factors more than offset a boost in exports that reflected improved business conditions overseas.

In the steel industry, despite a firm tone in shipments to the automobile and shipbuilding industries, domestic steel demand as a whole remained sluggish. Exports, however, rose in response to robust demand in China and other East Asian countries. As a result, national crude steel production during fiscal 2002 increased by 7.69 million tons over the previous year's tonnage to reach 109.76 million tons. Similarly, crude steel production at Nippon Steel grew by 3.76 million tons to a total of 29.90 million tons.

In this operating environment, Nippon Steel joined its group companies in a vigorous effort to create a structurally robust managerial foundation. An overview of consolidated business operating performance, by business sector, in fiscal 2002 follows.

(Consolidated Operating Performance by Business Sector)

(Billions of yen)

	Net sales		Operating profits	
	Fiscal 2002	Fiscal 2001	Fiscal 2002	Fiscal 2001
Steelmaking and steel fabrication	1,980.8	1,828.2	112.8	23.4
Engineering and construction	274.9	294.3	2.4	9.9
Urban development	105.1	130.8	4.4	15.5
Chemicals and nonferrous materials	346.2	326.1	13.4	10.3
System solutions	153.1	149.3	9.7	10.5
Other businesses	79.0	61.2	(2.1)	1.4
Total	2,939.3	2,790.1	140.8	71.3
Elimination of intersegment transactions	(190.0)	(208.7)	2.1	1.7
Consolidated total	2,749.3	2,581.3	142.9	73.0

• Steelmaking and Steel Fabrication

Nippon Steel made a top priority of improving steel prices in order to recover profits as early as possible. To this end, the company prudently tuned production and shipping to match movements in demand and inventory levels. As a result, domestic sales prices, mainly for distributors, showed steady improvement while exports showed continued market strength supported by favorable sales environment.

As for costs, although inflationary factors such as increases in the price of crude oil and raw materials were seen, the company strove mightily to promote the full implementation of every available profit enhancing measure.

Consolidated sales in this sector during fiscal 2002 increased by ¥152.6 billion over the previous year (¥1,828.2 billion), bringing the total to ¥1,980.8 billion. This was mainly due to increased shipments of steel products to the domestic automobile and shipbuilding markets and increased exports to East Asian markets. Supported by improved export prices and substantial cost-cutting achievements, consolidated operating profits also rose to ¥112.8 billion, a gain of ¥89.3 billion over the previous year (¥23.4 billion).

Aggressive efforts were directed at the development and practical application of new steel products designed to meet emerging needs of users in a diversity of fields.

In China, Nippon Steel established a joint venture aimed at promoting eco-friendly, energy-saving housing projects that capitalize on the company's steel-framed house construction technology. The company also launched a joint venture to manufacture and sell motors in order to expand steel product marketing.

Sustained emphasis has been placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. While the company had already been pursuing alliance with each of Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd. respectively, in November 2002, Nippon Steel agreed to cross share holding with each of Sumitomo Metals and Kobe Steel respectively to further strengthen alliance with each of them. Meanwhile, Nippon Steel and Sumitomo Metals have agreed on the integration of their stainless steel businesses through a new company that is to be jointly established (Kyodo Shinsetsu Bunkatsu), scheduled for October 2003.

As for alliances with foreign steelmakers, rewarding results have accrued from implementation of specific cooperation between Nippon Steel and POSCO of Korea and between Nippon Steel and Arcelor of the EU. Nippon Steel and POSCO have been pursuing promotion of joint R&D activities and technological exchanges, and initiated the joint operation of an electronic system for handling settlements in raw material imports. As part of the alliance with Arcelor, R&D activities in the field of automotive steel sheets and a technological approach in response to the world car projects of major automobile makers are jointly being set forth.

Among companies in the Nippon Steel Group, the following business integrations were implemented.

On October 1, 2002, Daido Steel Sheet Corporation, a consolidated subsidiary of Nippon Steel, acquired the shares of Taiyo Steel Co., Ltd., another consolidated subsidiary of Nippon Steel. This made Taiyo Steel a wholly-owned subsidiary of Daido Steel Sheet and resulted in the integration of both companies' production and marketing operations in the area of steel products and structural materials. Along with this, Daido Steel Sheet changed its corporate name to Nittetsu Steel Sheet Corporation and undertook a capital increase of about ¥2.9 billion in which Nippon Steel subscribed for the whole amount.

On April 1, 2002, Nippon Steel Logistics Co., Ltd. merged with Nittetsu Ryutsu Center, both of which were consolidated subsidiaries of Nippon Steel.

On July 1, 2002, Nippon Steel Welding Products & Engineering Co., Ltd., a consolidated subsidiary of Nippon Steel, and Sumikin Welding Industries, Ltd., a consolidated subsidiary of Sumitomo Metal Industries, Ltd., integrated their welding materials and equipment operations by jointly establishing a new company named Nippon Steel & Sumikin Welding Co., Ltd.

On May 23, 2002, Krosaki Harima Corporation, an affiliate of Nippon Steel accounted for by the equity method, acquired the shares of Kyushu Refractories Co., Ltd., another affiliate of Nippon Steel accounted for by the equity method. This resulted in Kyushu Refractories becoming a consolidated subsidiary of Krosaki Harima.

• Engineering and Construction

Aggressive marketing activities were continued in an effort to return to earlier levels in order receipts in the engineering and construction sector. In the severe operating environment that still prevails, customer-oriented solution projects are being developed and strengthened to accurately meet both social and client needs. Nippon Steel received two contracts in succession: a PCB treatment plant and a gasification and melting furnace for the Kitakyushu Eco-Town project. It also received a redevelopment project for government employee housing in Akabane, Tokyo—the first private finance initiative (PFI) project ordered by the national government.

Overseas, stepped-up marketing efforts to capitalize on market needs in Sakhalin and other Asian districts where energy and resource developments are booming led to successful order receipts for the Sakhalin 1 Pipeline Project and other oil/gas development projects. At the same time, efforts were made to strengthen the company's competitiveness in the field of plant and machinery, including the establishment of a wholly-owned subsidiary in steel sheet processing in China.

Furthermore, the company is pursuing the development of new business in the retail sale of electricity and the provision of wind-generated power.

Both the sales and operating profits of this sector during fiscal 2002 fell due to a decrease in orders received during previous fiscal years: consolidated sales fell ¥19.4 billion from the previous year (¥294.3 billion) to ¥274.9 billion while consolidated operating profits fell ¥7.4 billion from the previous year (¥9.9 billion) to ¥2.4 billion.

• Urban Development

In April 2002, Nippon Steel transferred all the operations of its Urban Development Division to Nippon Steel City Produce, Inc., a wholly-owned subsidiary, in an effort to enhance the Group's real estate business. By solidly integrating the know-how and networks of these two entities, Nippon Steel Group strives to increase profitability as a unique urban developer. Steady progress has been made for the development of company-owned lands, such as the Yawata-Higashida comprehensive development project in Kyushu and the Hanada development project in Sakai, Osaka. Further, a project to reevaluate assets in the redevelopment of underutilized urban areas has been implemented.

A weakening trend in the entire real estate market, including condominiums, adversely affected operations in the sector. Consolidated sales dropped to ¥105.1

billion in fiscal 2002, a decline of ¥25.6 billion from the previous year (¥130.8 billion), and consolidated operating profits dropped to ¥4.4 billion, a decline of ¥11.1 billion from the previous year (¥15.5 billion).

• Chemical and Nonferrous Materials

Nippon Steel Chemical Co., Ltd., a subsidiary of Nippon Steel, spearheads the chemicals operations of the Nippon Steel Group. This company has developed steadily since its origins in the coal chemicals business and has expanded operations into several growing fields. These include ESPANEX, adhesive-free copper-clad laminated sheets for flexible printed circuit boards in addition to styrene monomers and other petrochemical products. In so doing, it now compares favorably with other major chemical companies in terms of flow profitability. However, in order for Nippon Steel Chemical to develop further as a core company of the Nippon Steel Group's chemical business, it has been judged necessary to make Nippon Steel Chemical a wholly-owned subsidiary of Nippon Steel and to drastically strengthen the company's management base. To this end, Nippon Steel resolved to make Nippon Steel Chemical a wholly-owned subsidiary of Nippon Steel through share for share exchange (Kabushiki Kokan) in July 2002 and to subscribe for a capital increase of ¥35 billion in Nippon Steel Chemical.

In the new materials business, Nippon Steel faced a substantial weakening in capital investment by users. This was caused by delays in the recovery of IT-related industries that deal in the structural members of semiconductor manufacturing equipment (fine ceramics products) which, in turn, led to unavoidable stagnancy in sales. In the field of materials for semiconductor including bonding wires, promoted by its subsidiaries, where the market was bottoming out, they made greatest efforts to secure profitability by providing users with technical solutions for its vigorous sales promotion measures. On March 27, 2003, Yutaka Electric Mfg. Co., Ltd., a consolidated subsidiary of Nippon Steel, implemented a full reduction of capital through a forced write-off while at the same time undertook a capital increase in which Nippon Steel subscribed for about ¥2.5 billion.

In the titanium business, the national total for shipments of rolled titanium products decreased, particularly those for chemical and other plants. Nippon Steel, however, successfully maintained shipments at last year's level by actively developing new applications for titanium products, such as mufflers for four-wheeled vehicles and other automobile parts, and eye glasses in the consumer area.

Consolidated sales in the chemicals and nonferrous materials sector as a whole during fiscal 2002 rose to ¥346.2 billion, a gain of ¥20.0 billion over the previous year (¥326.1 billion); consolidated operating profits rose to ¥13.4 billion, a gain of ¥3.0 billion over the previous year (¥10.3 billion).

• System Solutions

The core operations of the system solutions business of the Nippon Steel Group are spearheaded by its subsidiary, NS Solutions Corporation. In October 2002, NS Solutions was listed on the Tokyo Stock Exchange, thereby taking a significant step toward securing the funds necessary to expand operations and to enhance its presence in the system solutions market. Concurrently, shares of NS Solutions held by Nippon Steel were sold to the public (percentage of shares with voting rights held by Nippon Steel after listing of NS Solutions: 72.2%).

The operating environment of the system solutions business is becoming tighter, marked by ongoing reductions and delays in capital investments on the part of enterprises and by fiercer competition with other system solutions companies. In this environment, NS Solutions is recognized by the market as a system solutions provider with well-established and distinctive technological capabilities in business solutions and other fields. As a result, the company has received a steady flow of orders and has implemented system solutions projects that help enhance the competitiveness of its users.

Consolidated sales in this sector during fiscal 2002 increased by ¥3.7 billion over the previous year (¥149.3 billion) to a total of ¥153.1 billion, while consolidated operating profits came in at ¥9.7 billion, similar to the previous year's level (¥10.5 billion).

• Other Businesses: Electricity Supply, Services and Others

In the area of electricity supply, Nippon Steel's five steelworks—Hirohata, Yawata, Kamaishi, Muroran and Oita—are supplying wholesale electricity to electric power companies.

On July 31, 2002, Nippon Steel Trading Co., Ltd., an affiliate of Nippon Steel accounted for by the equity method, implemented a nearly full reduction of capital, not accompanied by a write-off of shares, and at the same time undertook a capital increase of ¥10.0 billion (non-voting preferred shares) that was subscribed for in its entirety by Nippon Steel. In October 2002, Nippon Steel Trading undertook another capital increase of about ¥2.5 billion (ordinary and non-voting preferred shares) in which Mitsui & Co., Ltd. subscribed for the whole amount. Further, on March 29, 2003, Nippon Steel Trading undertook still another capital increase of ¥5.0 billion (non-voting preferred shares) in which Nippon Steel subscribed for the whole amount.

Consolidated sales in the sector during fiscal 2002 amounted to ¥79.0 billion (¥61.2 billion in the previous year); the consolidated operating loss was ¥2.1 billion (compared to profits of ¥1.4 billion in the previous year).

• **Operating Revenues**

As a result of the foregoing, consolidated sales for fiscal 2002 came to ¥2,749.3 billion, or a gain of ¥167.9 billion over the previous year (¥2,581.3 billion). Consolidated operating profits were ¥142.9 billion, or an increase of ¥69.9 billion (¥73.0 billion), and the consolidated ordinary profits were ¥68.8 billion, or an improvement of ¥52.1 billion (¥16.7 billion).

Meanwhile, a total special profit of ¥34.0 billion was posted for fiscal 2002, including a gain of ¥26.3 billion on the sale of investments in securities and investments in subsidiaries and affiliates mostly accrued from Nippon Steel's public offering of its shares in NS Solutions Corporation. However, a total special loss of ¥140.3 billion was also recorded. This included a ¥40.0 billion allowance for doubtful accounts etc. related to a reevaluation based on the early dispositions of lands and other assets held by subsidiaries and other related companies aimed at realizing a sound financial structure earlier than originally planned. Also involved were a loss on valuation of investments in securities, valued at ¥45.4 billion, that resulted mainly from the enforced reevaluation of listed securities such as shares of financial institutions and a loss of ¥19.1 billion on business restructuring in subsidiaries that resulted mainly from the business reorganization of Nippon Steel Chemical Co., Ltd., a core subsidiary in the chemical and nonferrous fields, aimed at drastically strengthening its business structure. Consequently, the consolidated net income before income taxes and minority interest for fiscal 2002 came to a loss of ¥37.3 billion, a decline of ¥12.3 billion from the previous year.

After subtracting ¥17.9 billion (¥19.0 billion in the previous year) as income taxes-current, adding ¥8.7 billion (¥15.2 billion) as income taxes-deferred, and further subtracting ¥5.0 billion (addition of ¥0.4 billion) as a minority interest in the net income of consolidated subsidiaries, the consolidated net loss for fiscal 2002 was ¥51.6 billion (compared to a net loss of ¥28.4 billion in the previous year).

As for non-consolidated operations, sales during fiscal 2002 totaled ¥1,789.7 billion, an increase of ¥108.3 billion from a year earlier as a result of favorable steel shipments to domestic automotive and shipbuilding industries on the one hand and of increased exports to East Asia on the another. Due primarily to improved export prices and thoroughgoing cost reductions, operating profits advanced to ¥92.2 billion on a gain of ¥60.5 billion, and ordinary profits to ¥48.3 billion on an increase of ¥47.6

billion compared with the previous year.

Meanwhile, a total special profit of ¥30.9 billion was posted for fiscal 2002, including a gain of ¥24.3 billion on the sale of subsidiary stock etc. that accrued from Nippon Steel's public offering of its shares in NS Solutions Corporation. However, a total special loss of ¥110.5 billion was also recorded. This included a ¥61.3 billion allowance for loss on guarantees related to a reevaluation based on the early disposition of lands and other assets held by subsidiaries and other related companies aimed at realizing a sound financial structure earlier than originally planned. Also involved was a loss on valuation of investment in securities, valued at ¥41.2 billion, that resulted mainly from the enforced reevaluation of listed securities such as shares of financial institutions. Consequently, a loss of ¥31.2 billion before income taxes and a net loss of ¥20.4 billion were posted in fiscal 2002.

Even under these severe circumstances, however, Nippon Steel will adhere to its basic corporate policy of issuing steady dividend payments and intends to pay a year-end dividend of ¥1.5 per share, unchanged from the previous year.

The 78th annual general meeting approved the purchase of treasury shares capped at 500 million shares and ¥100 billion. Following this, Nippon Steel acquired about 140 million shares at an aggregate of about ¥19.2 billion. The company decided to use part of the newly acquired treasury stock to execute the above-mentioned share for share exchange needed to make Nippon Steel Chemical Co. Ltd. its wholly-owned subsidiary.

• Assets, Liabilities and Equity at Fiscal 2002 Year-End and Cash Flows during Fiscal 2002

Nippon Steel's consolidated total assets at the end of fiscal 2002 decreased ¥273.4 billion from ¥4,030.5 billion posted at the end of fiscal 2001 to ¥3,757.1 billion. This was attributable primarily to a ¥116.9 billion decrease in investments in securities mainly due to the enforced reevaluation of listed securities such as shares in financial institutions and the decreased latent profit of these shares, a decrease of ¥59.3 billion in current assets due to the reduction of inventories etc. and also a decrease of ¥43.6 billion in tangible fixed assets.

Consolidated total liabilities at the end of fiscal 2002 decreased ¥174.7 billion from the figure at the end of the previous year (¥3,057.8 billion). This decrease resulted mainly from a reduction in loans and the redemption of corporate bonds, which combined to come to a total of ¥142.7 billion.

Shareholders equity at the end of fiscal 2002 decreased ¥117.7 billion from the level at the end of fiscal 2001 (¥907.1 billion) to ¥789.4 billion. This was attributable mainly to consolidated net loss of ¥51.6 billion for fiscal 2002, cash dividends of ¥10.2 billion paid through the appropriation of fiscal 2001's net income, a loss of ¥33.6 billion upon unrealized gains on available-for-sale securities and newly acquired treasury stock of an aggregate of ¥19.2 billion.

Cash flows from operating activities during fiscal 2002 resulted in a total income of ¥334.5 billion (¥215.6 billion a year earlier). This total was obtained by adding ¥196.6 billion in depreciation and amortization to ¥37.3 billion in consolidated net loss before income taxes and minority interest; reducing ¥39.7 billion in notes and accounts receivable-trade and ¥24.2 billion in inventories; adding those that do not cause any outflow of cash, such as loss of ¥44.4 billion on valuation of investments in securities (which is included in ¥37.3 billion in consolidated net loss before income taxes and minority interest for fiscal 2002) and an increase of ¥38.8 billion in reserves for doubtful accounts; and adding and subtracting payments for enterprise taxes and other items.

Cash flows from investing activities recorded a total expenditure of ¥147.0 billion (¥165.3 billion in the previous year). This resulted from the outlays of ¥206.6 billion for the acquisition of tangible and intangible fixed assets minus the income of ¥63.4 billion from the sale of investments in securities, including the sale of shares of NS Solutions Corporation following the listing of that corporation on the Stock Exchange.

Free cash flows of ¥187.4 billion arising from the above was appropriated for the repayment of loans and the redemption of bonds and notes, totaling ¥144.0 billion, cash dividends of ¥10.2 billion, purchase of treasury stock and others.

In order to provide the capital required for such cash payments as the redemption of bonds and notes and the repayment of long-term loans, Nippon Steel closely watched developments in the financial market and secured less expensive capital by, among other means, issuing corporate bonds and acquiring long-term loans. In addition, the company committed itself to promoting more efficient use of funds through a consolidated cash management system (CMS) and the liquidation of consolidated asset holdings, thereby strengthening its consolidated financial structure.

As a result, at the end of fiscal 2002, loans and bonds amounted to ¥1,867.9 billion, and cash and cash equivalents ¥76.6 billion.

(2) Tasks Ahead

Several negative factors suggest diminished prospects for the Japanese economy for fiscal 2003. At the same time that public works expenditures and housing investments are expected to continue on a downward trend, any recovery in consumer spending and private capital investment will continue to be slow. In addition, it is feared that buoyant exports will see a downturn, due partly to growing uncertainty about the future of the U.S. economy.

In the steel industry, along with a forecasted year-to-year decline in domestic demand for fiscal 2003, there is a possibility that export markets will enter a phase of gradual adjustment.

Under such anticipated conditions, Nippon Steel remains determined to give top priority to improving sales prices. While prudently watching changes in demand and inventory levels, the company will fine-tune production and shipping and will commit itself to implementing thorough cost-cutting and other profitability-improvement measures.

In engineering and construction, as well as other business sectors, every possible effort will be made to improve and strengthen profitability amid the continuing severe business environment.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

Nippon Steel's full-year projections for consolidated operating performance for fiscal 2003 (April 2003 to March 2004) are: consolidated sales of approximately ¥2,800.0 billion (about ¥1,300.0 billion in the first half of the year); consolidated operating profits of approximately ¥190.0 billion (about ¥75.0 billion); consolidated ordinary profits of approximately ¥140.0 billion (about ¥50.0 billion) and a consolidated net income of approximately ¥70.0 billion (about ¥15.0 billion).

On a non-consolidated basis, Nippon Steel expects to achieve full-year sales of approximately ¥1,800.0 billion (about ¥870.0 billion in the first half of the year); operating profits of approximately ¥150.0 billion (about ¥60.0 billion); ordinary profits of approximately ¥110.0 billion (about ¥40.0 billion) and a net income of approximately ¥50.0 (about ¥10.0 billion).

3) Trends in Cash Flow Indicators

Fiscal year-end	2000	2001	2002	2003
Ratio of shareholders' equity (%)	21.3	23.2	22.5	21.0
Ratio of shareholders' equity at market price (%)	40.0	33.5	32.1	25.1
Debt redemption term (years)	5.3	7.0	9.4	5.6
Interest coverage ratio (times)	8.8	7.6	6.4	11.5

Notes

Ratio of shareholders' equity: Shareholders' equity/Total assets

Ratio of shareholders' equity at market price: Current aggregate value of shares/Total assets

Debt redemption term: Interest-bearing debt/Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities/Interest expenses

*Each indicator is calculated from the figures in the consolidated financial statements.

*Current aggregate value of shares is calculated by multiplying the common stock price at term end by the number of shares outstanding at term end.

*Interest-bearing debts cover all debts bearing interests (short-term loans, commercial papers, corporate bonds due within one year, corporate bonds, convertible bonds,and long-term loans)

*Cash flows from operating activities in the consolidated statements of cash flows are used for the cash flows from operating activities, and the interest expenses in the consolidated statements of cash flows is used for the interest expenses.



News Release

Wacker NSCE will become a wholly-owned subsidiary of Wacker-Chemie group

May 28.2003

Wacker-Chemie GmbH ("Wacker-Chemie") group will purchase all of the shares of Wacker NSCE Corporation ("WNC") owned by Nippon Steel Corporation ("NSC") by September 30, 2003. (NSC currently owns 45% of the outstanding shares of WNC.) As a result, Wacker-Chemie group will own all shares of WNC.

In November 2000, Wacker-Chemie group made capital contribution to NSC Electron Corporation, then a wholly-owned subsidiary of NSC, which became WNC, a joint venture company with Wacker-Chemie group holding 55% shares and NSC holding 45% shares. Since then, WNC has cooperated with Wacker-Chemie group in areas such as technology, sales and R&D resulting in favorable synergistic effects. It has become necessary for Wacker-Chemie group to own all of the WNC shares and strengthen the collaboration between WNC and the group which has a wide variety of products and a global sales network in order to respond to the silicon wafer market needs and the customer request, in particular to the Japanese market.

In addition to the purchase of WNC shares, Wacker-Chemie group will undertake appropriate adjustments in respect of the production capacities of its silicon wafer business. Such adjustments will include (i) to close the 6-inch operation of WNC Hikari plant in the time frame of around the middle of 2004 and to transfer the 6-inch orders to other plants of the Wacker-Chemie group with the support of the customers; and (ii) to close the 8-inch operation of the WNC Malaysia plant by the end of 2003 and to concentrate the 8-inch orders on the WNC Hikari plant. These measures are part of the plan of Wacker-Chemie to increase the profitability of its silicon wafer business. By implementing such plan, Wacker-Chemie group will improve the capacity utilization of its overall silicon wafer business including WNC and establish a basis to conduct more efficient production responding to changes on market demand.

Wacker-Chemie group regards the Japanese market as very important and has a strategy to reinforce and expand its business in Japan through WNC. WNC will make its efforts to increase sales of high value-added products such as argon annealed wafers, SOI Technology which is under development in conjunction with the next generation wafer. WNC will strive to expand its business including possible introduction of 12-inch wafer lines in Hikari.

File No. 82-5175

NSC has extended maximum cooperation to the WNC business as a joint venture partner. NSC considers that for further growth and development of WNC, it has become necessary for WNC to be a wholly-owned subsidiary of Wacker-Chemie group. This would also be compatible with NSC's strategy of its corporate resources.

For inquiry, please contact:

Hiroshi Nakashima, Public Relations Center, NSC at 81-3-3275-5023
Shigehiko Wakuda, General Administration Division, WNC at 81-833-72-8406

(Reference)

1. Wacker NSCE Corporation
Representative Director President : Dr. Albrecht Paul Mozer
Capital : 13.5 billion yen (Wacker Group : 55%, Nippon Steel Corporation : 45%)
Total Assets : 45 billion yen
Head Office : Chuo-ku, Tokyo
Total Number of Employees : about 1,000
Sales : about 20 billion yen in 2002
Main Fabs : Hikari Fab (Hikari city, Yamaguchi prefecture) :
12″ wafer line, 8″ wafer line and 6″ wafer line
Malaysia Fab (Kulim, Kedah state): 8″ wafer line

2. Wacker Chemie GmbH
CEO : Dr. Peter-Alexander Wacker
Capital : 260.8 million euro (about 31.3 billion yen)
(calculation rate : 1 euro = 120 yen, same for bellow)
Total Assets : 2.762 billion euro (about 331 billion yen)
Head Office : Munich, Germany
Main Fab : Burghausen , Germany (150 km east from Munich)
Total Number of Employees : about 17,000
Sales : 2.678 billion euro (about 321 billion yen) in 2002
Main Business : Production and Sales of silicon wafer, Chemical Products such as
sodium hydroxide, Silicon Products such as silica

3. Wacker Siltronic AG

100% subsidiary company of Wacker Chemie for Silicon Wafer business.
It has a fab in all four major markets which is Europe, USA, Southeast Asia, Japan.
CEO : Dr. Wilhelm Sittenthaler
Capital : 100 million euro (about 12 billion yen)
Total Assets : 1.248 billion euro (about 150 billion yen)
Head Office : Burghausen, Germany
Fabs : Burghausen and two other fabs in Germany
Portland, Oregon State, USA
Singapore
Malaysia and
Japan (Hikari)
Total Number of Employees : about 7,000
Sales : 1.017 billion euro (about 122 billion yen) consolidated with WNC base in 2002
Main Business : Production and Sales of Silicon Wafer and Polysilicon

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611
Copyright(c) 2001 NIPPON STEEL CORPORATION. All Rights Reserved.



News Release

Receipt of Order for 2 units of Coke Dry Quenching Equipment (CDQ) from POSCO

May 20.2003

In collaboration with POSCO Engineering & Construction Co., Ltd. (commonly known as POSCO E & C; Chairman: Deuk-Pyo Park) of South Korea, Nippon Steel Corporation (Representative Director and President: Akio Mimura) and Nissho Iwai Corporation (President and CEO: Hidetoshi Nishimura) have received an order for 2 units of Coke Dry Quenching equipment (CDQ) from POSCO (formerly known as Pohang Steel & Iron Co., Ltd.) of South Korea.(The units will be installed at the POSCO Gwangyang Works third and fourth ovens respectively.)

In recent years, POSCO has been moving toward the environmental protection/management of the iron works and their surrounding areas. The construction of the CDQ equipment, for which the order was awarded, will be part of such movement. So far, a total of 3 units of Nippon Steel constructed CDQ equipment are in operation, of which 2 units have been installed at POSCO's Gwangyang Works and 1 unit at their Pohang Works. Their performance is highly esteemed, and has resulted in the latest order receipt.

CDQ equipment is one of the key products of the Nippon Steel Plant & Machinery Division. Recently, the company received consecutive orders to build a new CDQ unit for Wuhan Iron and Steel Company and a No.2 CDQ unit for Shougang Iron and Steel Corporation. In addition, Nippon Steel has experience in remodeling similar equipment in Brazil and Taiwan, which equipment was constructed and delivered by other companies. The Nippon Steel manufactured CDQ unit is equipped with a charging device to disperse coke, which technology is unique to the company, a feed water pre-heater, etc. The unit has a high cooling capacity, and enables efficient heat recovery with little cooling gas. Furthermore, through the fitting of a continuous discharge device, the unit excels in compactness and ease of maintenance operations.

With receipt of the latest order, Nippon Steel will have received orders for and built a total of 43 units of CDQ equipment around the world, including 37 new units and 6 modified units, and their performance over the past 5-years alone amounts to 9 new units and 6 remodeled units. Each of the units built by Nippon Steel boasts high operating rates, and has gained strong trust from customers, thus entrenching the company in the number one position among CDQ equipment suppliers.

While needs are rising on a global scale for environmental measures against iron works and their surrounding areas, along with the demand for CO2 reduction and energy saving, it is considered that CDQ equipment will meet such market needs, and that requirements to introduce such equipment will follow accordingly. Nippon Steel and Nissho Iwai will continue to focus on expanding advanced technologies, including CDQ, which contribute to environmental protection, CO2 reduction, and energy saving.

CDQ equipment uses inert gas, which circulates through a quenching chamber, to process quenching and cooling of red-hot coke that is dry distilled in a coke oven. The introduction of CDQ equipment has excellent benefits, such that it is environment-friendly equipment as coke is quenched in the sealed quenching chamber, preventing the dust emission that is considered to be an issue in conventional wet quenching, and ? the sensible heat of the red-hot coke is recovered and heat-exchanged into steam by a boiler, with the generated steam then used for power generation, and ? the slow cooling of the red-hot coke in the CDQ equipment improves coke quality and stabilizes blast furnace operations.

[CDQ Equipment Capacity]
* Capacity of the No. 3 & 4 CDQ equipment to be constructed at Gwangyang Works will be the same.

1. Coke processing capacity: 180 t/h
2. Steam generation: 103 t/h
3. Electric power generation: 29,700 Kw
4. Turbine generator type: condensing turbine
5. Schedule (plan)

<No.3>
FOB initiation: April 2004
Red-hot coke charging: April 2005
Power generation initiation: June 2005

<No.4>
FOB initiation: August 2004
Red-hot coke charging: August 2005
Power generation initiation: October 2005

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611
Copyright(c) 2001 NIPPON STEEL CORPORATION. All Rights Reserved.


News Release

Preparation of Divestiture Plan regarding Stainless Steel Business Integration between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

June 20.2003

Nippon Steel Corporation (Head Office in Chiyoda-ku, Tokyo; President MIMURA Akio) and Sumitomo Metal Industries, Ltd. (Head Office in Chuo-ku, Osaka; President SHIMOZUMA Hiroshi) decided at the end of last year to integrate their stainless steel businesses through the divestiture of their relevant divisions and the establishment of a new company, and concluded a basic agreement for the purpose. Today, with the approval by their respective Boards of Directors, the two companies prepared a divestiture plan. Accordingly, we hereby inform you that the procedure for the divestiture will now start.

The outline of the business integration is as shown below. The items newly announced today are the location of the head office of the new company, the names of representatives and the capital amount.

1. Company name: Nippon Steel & Sumikin Stainless Steel Corporation
2. Line of business: Manufacture and sale of stainless steel (sheets, plates, bars, wires, slabs and billets)
3. Date of integration: October 1, 2003
4. Head office: 3-2-2, Hongoku-cho, Nihonbashi, Chuo-ku, Tokyo
5. Representatives: MANTANI Okitsugu, representative director & presidentNAGAHATA Tsutomu, representative director & executive vice president
6. Capital amount: Five billion yen
7. Scale of operation (actual-result-basis): Sales: approximately ¥150 billion per year Production: approximately 1 million tons per year
8. Number of employees: Approximately 1,300 (expected)
9. Plants & offices: Hikari Works, Kashima Works and Yawata Plate MillSales office in Osaka, Nagoya, Kyushu, Chugoku, Niigata & Hokkaido.
10. Ratio of share allotment: Nippon Steel 80% and Sumitomo Metal 20%

Further inquiries about this matter should be addressed to:

Public Relations Center, General Administrative Div.
Nippon Steel Corporation
Telephone: 03-3275-5021

Public Relations & IR Group

Public Relations & IR Group
Sumitomo Metal Industries, Ltd.
Telephone: 03-4416-6115

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611
Copyright(c) 2001 NIPPON STEEL CORPORATION. All Rights Reserved.

File No. 82-5175

03 JUL 25 ... 7:21


News Release

Honorary Chairman Imai Awarded Honorary Companion of the Order of Australia

July 8.2003

Mr. IMAI Takashi, Honorary Chairman of Nippon Steel Corporation and Chairman of the Japan-Australia Business Cooperation Committee, has been awarded Honorary Companion in the General Division of the Order of Australia, it was announced on July 8th.

The decoration is the highest among the honors bestowed by the Australian Government on non-Australians. The bestowment is in recognition of Mr. Imai's contribution in the following areas:

1. Promotion of the export of Australian natural resources such as iron ore and coal and advancement of the investment for the development of these resources

2. Furtherance of economic exchanges between Australia and Japan as Chairman of the Japan-Australia Business Cooperation Committee

The conferment is scheduled to take place at Imperial Hotel in Tokyo, at 4 pm on Thursday, July 17.

Ref.: past Japanese recipients of the honor (titles are those at time of bestowment)

Jan. 1980 NAGANO ShigeoDirector & Honorary Chairman, Nippon Steel Corporation, Chairman, Japan-Australia Business Cooperation Committee
May 1985 OHKITA SaburoAdvisor to the Japanese Government on Economic Affairs (formerly, Minister of Foreign Affairs)
Jan. 1988 SAITO EishiroDirector & Honorary Chairman, Nippon Steel Corporation, Chairman, Japan-Australia Business Cooperation Committee
Jan. 1992 EJIRI KoichiroChairman, Mitsui & Co., Ltd.
Nov. 1993 TOYODA EijiHonorary Chairman, Toyota Motor Corporation
Oct. 1997 SAITO HiroshiRepresentative Director & Chairman, Nippon Steel Corporation,Previous Chairman, Japan-Australia Business Cooperation Committee

For further information:

File No. 82-5175

Public Relations Center, General Administration Div. +81-3-3275-5023

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611
Copyright(c) 2001 NIPPON STEEL CORPORATION. All Rights Reserved.